As filed with the Securities and Exchange Commission on December 22, 2017

  Registration No. 333- __________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JUFEEL INTERNATIONAL GROUP

(Exact name of registrant as specified in its charter)

Wyoming

2833

82-3002644

(State or other jurisdiction of

Primary SIC Code

(IRS Employer

incorporation or organization)

Identification No.)

19/F, Tower 3, Yabao

85 Jinshui East Road

Zhengzhou, Henan Province, PRC 450000

Tel. +86 (371) 53626656

________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rong Rao, Director

58 31 201 Street

Oakland Gardens, New York 11364

(347) 915-8999

info@jufeelgroup.com

 _________________________________________________________________

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The proposed date of sale will be as soon as practicable after this Registration

Statement becomes effective.

__________________________________________________________________

(Approximate date of commencement of proposed sale to the public)

If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer o	Accelerated filer o

Non-accelerated filer o	Smaller reporting company ☒

(Do not check if a smaller reporting company)

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, no par value	500,000	$6.00	$3,000,000	$373.50

(1)

Estimated solely for purposes of calculating the registration fee.  The proposed maximum offering price per share is based upon the expected public offering price of $6.00 per share pursuant to Rule 457(a).  The common stock trades only sporadically and the Registrant makes no representation hereby as to the price at which its common stock will trade.

(2)  Filing fee of $373.50 paid with initial filing.

_____________________________________________________________________________________________

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED DECEMBER ___, 2017

JUFEEL INTERNATIONAL GROUP

500,000 SHARES OF COMMON STOCK

The selling shareholders (“Selling Shareholders”) may offer and sell and distribute from time up to an aggregate of 500,000 shares of common stock of Jufeel International Group (“the Company”). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

The Selling Shareholders may sell or otherwise dispose of the shares of common stock covered by this prospectus or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. Additional information about the selling shareholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided in the section entitled “Plan of Distribution” of this prospectus.

Our common stock is presently quoted on the OTC Pink Open Market tier of the OTC Markets Group, Inc. (“OTC Pink Market”) under the symbol “CNJG”.  There is currently no bid or ask price for the common stock, but the last sale price recorded was $130 per share on January 18, 2017.

PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” ON PAGES 6 THROUGH 26 BEFORE BUYING ANY SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETED AND MAY BE CHANGED.  WE WILL NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN CLEARED OF COMMENTS AND IS DECLARED EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OF SALE IS NOT PERMITTED.

TABLE OF CONTENTS

Prospectus Summary

3

The Offering

4

Cautionary Statement Concerning Forward-Looking Statements

5

Risk Factors

5

Use of Proceeds

26

Determination of Offering Price

28

Dilution

28

Selling Security Holders

28

Plan of Distribution

29

Description of Securities

32

Interests of Named Experts and Counsel

48

Information with Respect to the Registrant

33

Legal Proceedings

48

Market Price of and Dividends on Common Stock

48

Financial Statements

49

Management’s Discussion and Analysis

101

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

118

Directors and Executive Officers

118

Executive Compensation

121

Security Ownership of Certain Beneficial Owners and Management

125

Certain Relationships and Related Party Transactions

122

Indemnification for Securities Act Liabilities

123

Where You Can Find More Information

123

PROSPECTUS SUMMARY

This summary highlights selected information about Jufeel International Group and a general description of the securities that may be offered for resale or other disposition by the Selling Shareholders. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the securities offered by the Selling Shareholders, you should carefully read this entire prospectus, including the “Risk Factors” section, any applicable prospectus supplement for these securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, “WE,” “US,” AND “OUR” REFERS TO JUFEEL INTERNATIONAL GROUP. THE FOLLOWING SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE OUR COMMON STOCK. ALL FINANCIAL INFORMATION IS STATED IN UNITED STATES DOLLARS UNLESS OTHERWISE SPECIFIED. OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES.

JUFEEL INTERNATIONAL GROUP

Jufeel International Group (“Jufeel” “we” or the “Company”) is a Wyoming corporation.  Our wholly owned subsidiary, Jufeel Holdings Co., Ltd., wholly owns Ivan International Biology Limited, a Hong Kong corporation (“Ivan Hong Kong”) that owns 100% of the shares of a PRC-registered wholly owned foreign entity, Kaifeng Ivan King Biotechnology Co., Ltd.  (“Ivan King”). Ivan King has entered into variable interest agreements with Kaifeng Jufeel Biotechnology Co., Ltd. (“Kaifeng Jufeel”), a PRC entity engaged in the cultivation, processing, research and development, and sale of aloe vera products developed for the health, beauty, nutritional, and pharmaceutical industries.  Our business is headquartered in Henan Province, PRC. On August 5, 2011, our current business began operating through Kaifeng Jufeel and its four PRC subsidiaries.  We are a bio-tech company that cultivates, produces, develops, and sells raw aloe vera and aloe vera based consumer products through our distribution network in mainland China.

Our principal executive offices are located at 19/F, Building 3, Yabao, 85 Jinshui East Road, Zhengzhou, Henan Province, PRC.  Our telephone number is +86 (371) 53626656.

Our business began operating in China in 2011, but due to our extensive research and development activities, we did not become profitable until 2016.  Our limited history of profitability constitutes a substantial risk factor, as further explained on page 5.  We anticipate that we will continue to earn revenues through cultivating, processing, manufacturing, and selling aloe vera and aloe vera based products through our network of exclusive distributors and online sales in mainland China.  We expect that our business will continue to be profitable, based on our prior results; however, we cannot assure you that we will continue to be profitable, or will ultimately succeed in our business.

We will not receive any proceeds from any sales of these securities by the Selling Shareholders.

Our common stock is traded over the counter under the trading symbol “CNJG.”  There is currently no bid or ask price for the common stock, but the last sale price recorded was $130 per share on January 18, 2017.  As of the date of this prospectus, there is a limited market for our common stock, and no assurance that a vigorous trading market for our securities will ever develop.

EMERGING GROWTH COMPANY

We are an emerging growth company under the JOBS ACT, which was enacted in April 2012. We shall continue to be deemed an emerging growth company until the earliest of:

(a) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more;

(b) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement;

(c) the date on which we have issued more than $1.07 billion in non-convertible debt, during the previous 3-year period, issued; or.

(d) the date on which we are deemed to be a large accelerated filer.

As an emerging growth company we are subject to reduced public company reporting requirements and are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which requires shareholder approval, on an advisory basis, of executive compensation and golden parachutes.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

THE OFFERING

The Issuer:	Jufeel International Group

Trading Symbol:	CNJG

Securities Being Offered by the Selling Shareholder:	500,000 shares of common stock, or 1.78% of the total common shares outstanding as of the date of this prospectus.

Offering Price:	The Selling Shareholders will sell the shares at prevailing market prices, or at privately negotiated prices.

Minimum number of shares to be sold in this offering:	None

Termination of the offering:

This offering will conclude when all the securities offered are sold or within 120 days after the registration statements becomes effective with the U.S. Securities and Exchange Commission, whichever occurs first. We may at our discretion extend the offering for an additional 60 days.  See “Plan of Distribution” on Page 36.

Outstanding shares of common stock:	There are 28,030,010 shares of our common stock issued and outstanding as of December 21, 2017.

Terms of the offering:	The Selling Shareholders will sell their shares only after the U.S. Securities and Exchange Commission has declared this Registration Statement effective.

Risk Factors:

See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest.  You should only rely on the information contained in this Prospectus. We have not authorized any person to provide you with information different from that which is contained in this prospectus. The securities offered in this prospectus involve a high degree of risk and should not be purchased by any investor who cannot afford to lose his or her entire investment.

FORWARD LOOKING STATEMENTS

Information set forth in this prospectus and the information it incorporates by reference may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All information relative to future markets for our products and trends in and anticipated levels of revenue, gross margins and expenses, as well as other statements containing words such as “believe,” “project,” “may,” “will,” “anticipate,” “target,” “plan,” “estimate,” “expect” and “intend” and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business, economic and other risks and uncertainties, both known and unknown, and actual results may differ materially from those contained in the forward-looking statements. Examples of risks and uncertainties that could cause actual results to differ materially from historical performance and any forward-looking statements include, but are not limited to, the risks described under the heading “Risk Factors” beginning on page 5 of this prospectus, as well as any subsequent filings with the United States Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this prospectus and any related free writing prospectuses that we have authorized for use in connection with this offering, together with the information incorporated herein or therein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below and the other information in this prospectus before investing in our securities.  If any of the following risks occur, our business, operating results, and financial condition could be seriously harmed.  The trading price of our common stock, when and if we trade, could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATING TO OUR CORPORATE STRUCTURE AND BUSINESS

WE HAVE A LIMITED HISTORY OF PROFITABILITY AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE ON A QUARTERLY OR ANNUAL BASIS.

We began operating in 2011; however, due to our extensive research and development and marketing activities, we did not become profitable until 2016.  During 2015, we incurred a net loss of $371,955.  We expect to make significant expenditures related to capital commitments for the construction in progress of our new facility, and for development of our products and for expansion of our business, including research and development and sales and administrative expenses.  Additionally, we may encounter unforeseen difficulties, complications, product delays, or other unknown factors that may require additional expenditures.  Because of these potential expenditures, we may not generate sufficient revenues to achieve or sustain profitability in the future.

THERE MAY BE SOME OF THE COMPANY’S PRODUCTS ON THE MARKET WITH LABELS CONTAINING INCORRECT COMPANY INFORMATION

There may be Company products on the market with labels that contain incorrect/mistaken information.  Some packaging of PMAS, toothpastes, and other Company products was printed with a Shanghai Stock Exchange Code.  The Company is not listed on the Shanghai Stock Exchange, but did list on the Shanghai Equity Exchange; therefore, such labeling information is incorrect.  Although the Company has discontinued the incorrect packaging, some products containing incorrect labels may still be sold on the market.

WE ARE ONLY CURRENTLY LICENSED TO PRODUCE FOOD, AND NOT HEALTH FOOD, SO IF THE CHINESE GOVERNMENT WERE TO DEEM ANY OF OUR PRODUCTS HEALTH FOOD OR IMPROPERLY LABELED, WE MAY BE FOUND IN VIOLATION OF BOTH CHINESE FOOD AND DRUG REGULATIONS AND ADVERTISING LAWS.

Article 77 of the Chinese Food Safety Laws and the relevant provisions of the Regulations on Health Food Registration and Filing (last revised in 2015) require that health food manufacturers have a business license specific to health food production, and register any labeled health products with the Chinese Food and Drug Administration. We only currently only have an ordinary food license and we are in the process of obtaining a health food license in order to increase our margins on such products. However, it is possible that in the future, the Chinese FDA could interpret its recently-adopted regulations to deem our food products as health foods. In addition, our website formerly contained language stating the potential health applications of our aloe and PMAS products, including their its potential efficacy for the treatment for cancer, HIV and tumors. If the government were to find any of our products were not manufactured under a valid license requirement or that our advertising is or was misleading, sales of affected products could be halted, we could be fined, and our revenues and financial conditions and operations could be adversely impacted.

IF ANY OF OUR PRODUCTS ARE FOUND TO BE IMPROPERLY LABELED OR MISSING GOVERNMENT-REQUIRED WARNINGS, WE MAY BE SUBJECT TO PERSONAL INJURY OR PRODUCT LIABILITY AND/OR OUR FINANCIAL CONDITION COULD BE ADVERSELY IMPACTED.

Some of our products may be deemed by regulators to be improperly labeled or contain directives inconsistent with the Chinese Food and Drug Administration’s published standards.  Specifically, some of our aloe vera gel products, which we believe are food or beauty products, may be deemed to be health supplements and as such might not contain the appropriate warnings for maximum daily consumption for women, infants, and young children, or state as recommended that aloe vera consumption may not be suitable for those groups.

WE DO NOT HAVE ALL NECESSARY CONSTRUCTION PERMITS FOR OUR CONSTRUCTION PROJECT IN KAIFENG, HENAN PROVINCE, AND THEREFORE RISK THAT THE GOVERNMENT COULD HALT OR DELAY OUR PROJECT.

We have not obtained all required construction permits in accordance with Article 64 of the Urban and Rural Planning Law in China; therefore, the Chinese government could halt or delay the construction of our new offices and production facility in Kaifeng, Henan province. While we plan to obtain the necessary construction permit from the Planning Bureau, and we have received a waiver letter, we may not be successful in obtaining the actual permit and the waiver letter may be deemed to be ineffectual.  If the government were to halt or delay construction of our new facilities, our financial condition could be adversely impacted.

OUR CONSTRUCTION CONTRACTOR HAS THE RIGHT TO PRIORITY OF PAYMENT FOR ANY UNPAID PROJECT COSTS AND ANY DEMAND FOR IMMEDIATE PAYMENT COULD ADVERSELY IMPACT OUR FINANCIAL CONDITIONS.

Under Article 286 of the Chinese Contract Law, a construction contractor may demand immediate payment from a developer within a reasonable period, and if such developer fails to pay, the contractor has a right of priority on liquidation of the property under construction for the project funds.  As of September 30, 2017, we owe our construction contractor approximately $203,084 for the construction project currently underway in Henan province. If we fail to timely pay, we could be subject to a court order to liquidate the project and pay the contractor that could negatively impact our profitability and financial conditions.

OUR RECENT HOLDING COMPANY REORGANIZATION MAY NOT HAVE ELIMINATED ALL PRIOR LIABILITIES OF BROS HOLDING COMPANY, OUR FORMER SUBSIDIARY AND PUBLIC ENTITY PREDESSESSOR.

Our recent holding company reorganization in which we merged with an Oklahoma entity having several subsidiaries including Bros Holding Company, the public entity from which we inherited our trading symbol, is believed to have eliminated exposure to all prior liabilities of Bros Holdings and its former, non-US subsidiaries.  Should any of the creditors of Bros Holding Company assert a claim for any preexisting debt or liability, we may be found legally responsible for the amount of the claim including costs of suit and interest,  as well as costs of legal defense against those claims even if we believe they are not meritorious.  Should any of these claims be substantial, our financial conditions could be adversely affected.

ADVERSE TRENDS IN THE HEALTH AND BEAUTY INDUSTRY, SUCH AS AN OVERALL DECLINE IN PRICE OR A SHIFT AWAY FROM ALOE VERA PRODUCTS, MAY REDUCE OUR REVENUES AND PROFITABILITY.

Our business depends on the continued vitality of the health and beauty industry, which is subject to rapid changes in consumer behaviors, short product life cycles and profit margin pressures. Economic conditions affecting the health and beauty industry in general or our major customers may adversely affect our operating results by reducing the volume of business that they give us or the price they are willing to pay for our products. If our health, beauty, pharmaceutical, and nutritional products fail to gain widespread commercial acceptance, become obsolete or otherwise suffer from low sales volume, our revenues and profitability may stagnate or decline.

ONE SINGLE CUSTOMER HAS HISTORICALLY ACCOUNTED FOR A SIGNIFICANT PORTION OF OUR SALES, AND THE LOSS OF THAT CUSTOMER OR ANY MAJOR CUSTOMER MAY REDUCE OUR REVENUES AND PROFITS.

A significant portion of our historical revenue has been generated from a single customer, Coca Cola Beverages (Shanghai) Company Limited (“Coca Cola”). The aggregate percentage of the revenue contributed by Coca-Cola in the years ended December 31, 2015, and December 31, 2016 was 16% and 7%, respectively.  Although we expect our sales to Coca-Cola will constitute a smaller percentage of our total sales revenues for 2017, the loss of Coca-Cola, or any major customer, or a significant reduction in sales to any or all our customers, could have a material adverse effect on our business and operating results.

WE DO NOT HAVE LONG-TERM PURCHASE COMMITMENTS FROM OUR DISTRIBUTORS AND MAY HAVE TO RELY ON DISTRIBUTOR FORECASTS IN MAKING PRODUCTION DECISIONS, AND ANY CANCELLATION OF PURCHASE COMMITMENTS OR ORDERS MAY RESULT IN THE WASTE OF RAW MATERIALS OR WORK IN PROCESS ASSOCIATED WITH THOSE ORDERS, REDUCING BOTH OUR REVENUES AND PROFITABILITY.

As a consumer product manufacturer, we must provide increasingly rapid product turnaround. A variety of conditions, both specific to our distributors and generally affecting the demand for these products, may cause our distributors to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant distributor or number of distributors would result in a material reduction in revenue. Those distributor decisions could also result in excess and obsolete inventory and/or unabsorbed manufacturing capacity, which could reduce our profits or impair our cash flow. On occasion, distributors require rapid increases in production, which can strain our resources, leading to a reduction in our margins because of the additional costs necessary to meet those demands.

Our distributors generally do not make firm, long-term volume purchase commitments. In addition, industry trends over the past five years have led to dramatically shortened lead times on purchase orders, as rapid product cycles have become the norm. Although we sometimes enter manufacturing contracts with our customers, these contracts principally clarify order lead times, inventory risk allocation and similar matters, rather than providing for firm, long-term commitments to purchase a specified volume of products at a fixed price. As a result, distributors can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to distributors in the industry, which is subject to severe competitive pressure, rapid technological change and product obsolescence, increases our inventory and overhead risks, among others, as we must maintain inventories of raw materials, work in process and finished goods to meet customer delivery requirements, and those inventories may become obsolete if the anticipated market demand does not materialize.

We also make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel need, and other resource requirements, based upon our estimates of distributor requirements. The short-term nature of our distributors’ commitments and the possibility of rapid changes in demand for these products reduce our ability to estimate accurately their future requirements. Because many of our costs and operating expenses are fixed, a reduction in customer demand can reduce our gross margins and operating results. To transact business, we assess the integrity and creditworthiness of our distributors and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over several orders produced for the customer. Such assessments are not always accurate and expose us to potential costs, including the write off costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

FAILURE TO OPTIMIZE OUR MANUFACTURING POTENTIAL AND COST STRUCTURE COULD MATERIALLY INCREASE OUR OVERHEAD, CAUSING A DECLINE IN OUR MARGINS AND PROFITABILITY.

We strive to utilize the manufacturing capacity of our facilities fully but may not do so on a consistent basis. Our factory utilization is dependent on our success in accurately forecasting demand, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that it intends to produce. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, and maintenance of contaminant-free operations. Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, these may not be compensated for and may be exacerbated by currency movements.

WE FACE INTENSE COMPETITION, AND MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE HAVE. INCREASED COMPETITION FROM THESE COMPETITORS MAY REDUCE OUR REVENUES OR DECREASE OUR MARGINS, EITHER OR BOTH OF WHICH WOULD REDUCE OUR PROFITABILITY AND COULD IMPAIR CASH FLOW.

We operate in a competitive environment that is characterized by price deflation and technological change. We compete with several other domestic companies. Our major competitors are Yunnan Evergreen Aloe Biological Co., Ltd. and Taishan AGHG Aloe Products Co., Ltd.  Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located. Many competitors have production lines that allow them to produce more sophisticated and complex devices than we currently do and to offer a broader range of display devices to our target customers. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets. We might lose some of our current or future business to these competitors or be forced to reduce our margins to retain or acquire that business, which could decrease our revenues or slow our future revenue growth and lead to a decline in profitability.

WE DEPEND ON THE MARKET ACCEPTANCE OF OUR PRODUCTS, AND SIGNIFICANT SLOWDOWN IN DEMAND FOR THOSE PRODUCTS WOULD REDUCE OUR REVENUES AND OUR PROFITS.

Our success depends almost entirely upon the widespread market acceptance of our aloe vera products. Any significant slowdown in the demand for our products would likely reduce our revenues and profits. Therefore, we must identify sectors that have significant growth potential. Our failure to identify potential growth opportunities or manufacture products for those sectors would limit our revenue growth and profitability.

WE MAY NOT HAVE SUFFICIENT INSURANCE COVERAGE.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

WE EXTEND CREDIT TO OUR CUSTOMERS AND MAY NOT BE ABLE TO COLLECT ALL RECEIVABLES DUE TO US, AND OUR INABILITY TO COLLECT SUCH RECEIVABLES MAY HAVE AN ADVERSE EFFECT ON OUR IMMEDIATE AND LONG-TERM LIQUIDITY.

We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral. As of December 31, 2015, and December 31, 2016, our accounts receivable were $57,561 and $17,238, respectively, and accounts receivable were $1,622,061 as of September 30, 2017. We may also be unable to obtain satisfactory credit information or adequately secure the credit risk for all customers. The extension of credit presents an exposure to risk of uncollected receivables.  Our inability to collect on these accounts may reduce on our immediate and long term liquidity.

THE GROWTH OF OUR BUSINESS DEPENDS ON OUR ABILITY TO FINANCE NEW PRODUCT INNOVATIONS AND THESE INCREASED COSTS MAY REDUCE OUR CASH FLOWS AND, IF THE PRODUCTS IN WHICH WE HAVE INVESTED FAIL, IT WOULD REDUCE OUR PROFITABILITY.

We operate in the consumer products industry, which is characterized by rapid change. New products appear with increasing frequency to supplant existing products. To capture increased market share, manufacturers are adopting a shorter product life cycle from a cosmetic, if not functional, standpoint, but those cosmetic changes generally have little if any direct effect on the power supply products that the new designs incorporate. Technological advances, the introduction of new products, new designs and new manufacturing techniques could render our inventory obsolete, or it could shift demand into areas where we are not currently engaged. If we fail to adapt to those changing conditions in a timely and efficient manner, our revenues and profits would likely decline. To remain competitive, we must continue to incur significant costs in product research and development, marketing, equipment and facilities and to make capital investment. These costs may increase, resulting in greater fixed costs and operating expenses.  Our future operating results will depend to a significant extent on our ability to continue to provide new products that compare favorably based on time to market, cost and performance with the design and manufacturing capabilities and competing third-party suppliers and technologies. Our failure to increase our net sales sufficiently to offset these increased costs would reduce our profitability.

CONSUMER PRODUCTS WE PRODUCE MAY CONTAIN DESIGN OR MANUFACTURING DEFECTS, WHICH COULD RESULT IN REDUCED DEMAND FOR OUR PRODUCTS AND END USER CLAIMS, CAUSING US TO SUSTAIN ADDITIONAL COSTS, LOSS OF BUSINESS REPUTATION AND LEGAL LIABILITY.

We manufacture health, beauty, nutritional, and pharmaceutical products, any of which may contain defects. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs, and if they occur in large quantity or frequently, we may sustain additional costs, loss of business reputation and legal liability. For example, in November 2016, consumerlab.com reported that the store brands of aloe products sold by three large U.S. retailers contained no aloe vera.  Any claim, even if untrue, that our products are unsafe or impure could severely and adversely affect our sales and profitability.

WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES, RESULTING IN SUBSTANTIAL COSTS AND DIVERSION OF OUR MANAGEMENT RESOURCES. SUCH DISPUTES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS BY INCREASING OUR EXPENSES AND LIMITING THE RESOURCES THAT WE CAN DEVOTE TO EXPANSION OF OUR BUSINESS, EVEN IF WE ULTIMATELY PREVAIL.

Kaifeng Jufeel and its PRC subsidiaries currently possess numerous Chinese patent application rights. If a third party infringes on any of these rights, we may need to devote significant time and financial resources to combat the infringement. We may not be successful in defending the patents involved in such a dispute. Similarly, while we do not knowingly infringe on patents, copyrights or other intellectual property rights owned by other parties, we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us. We may not be successful in defending our position or negotiating an alternative remedy. Any litigation could result in substantial costs and diversion of our management resources and could reduce our revenues and profits.

OUR DISTRIBUTORS MAY DECIDE TO DESIGN AND/OR MANUFACTURE THE PRODUCTS THAT THEY CURRENTLY PURCHASE FROM US, WHICH MAY REDUCE OUR REVENUES AND PROFITS, AS WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH THESE IN-HOUSE DEVELOPMENTS.

Our competitive position could also be adversely affected if one or more of our customers or distributors decide to manufacture their own products. We may not be able to compete successfully with these in-house developments by our customers, that would tend to favor their in-house products over ours, even in cases where price and quality may not be comparable.

WE MAY DEVELOP NEW PRODUCTS THAT MAY NOT GAIN MARKET ACCEPTANCE, AND OUR SIGNIFICANT COSTS IN DESIGNING AND MANUFACTURING FOR NEW PRODUCTS MAY NOT RESULT IN SUFFICIENT REVENUE TO OFFSET THOSE COSTS OR TO PRODUCE PROFITS.

We operate in an industry characterized by frequent and rapid changes in consumer demand, the introduction of new products and new design and manufacturing technologies. As a result, we may need to expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and continually enhancing design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We could, therefore, incur significant sums in design and manufacturing services for new product solutions that do not result in sufficient revenue to make those investments profitable. Furthermore, customers may change or delay product introductions or terminate existing products without notice for any number of reasons unrelated to us, including lack of market acceptance for a product. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities and third party suppliers.

OUR MATERIALS SUPPLIERS MAY FAIL TO MEET OUR NEEDS, CAUSING US TO EXPERIENCE MANUFACTURING DELAYS, WHICH MAY HARM OUR RELATIONSHIPS WITH CURRENT OR PROSPECTIVE CUSTOMERS AND REDUCE SALES.

All the ingredients for our products, except for the aloe vera cultivated by us, are sourced from third party suppliers.  We do not have long term supply contracts with our suppliers. This generally reduces our commitment risk, but also exposes us to supply risk and to price increases that we may not be able to pass to our customers. In our industry, at times, there are occasional material shortages. If we cannot obtain materials on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce sales. Moreover, some suppliers may offer preferential terms to our competitors, who may have greater buying power or leverage in negotiations. That would place us at a competitive disadvantage.

OUR FINANCIAL PERFORMANCE COULD BE HARMED IF COMPLIANCE WITH NEW ENVIRONMENTAL REGULATIONS BECOMES TOO BURDENSOME.

Although we believe that we comply with applicable Chinese government environmental laws, there is no assurance that we will comply consistently, as such laws and regulations or their interpretation and implementation change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

WE MAY NOT BE ABLE TO SECURE FINANCING NEEDED FOR FUTURE OPERATING NEEDS ON ACCEPTABLE TERMS, OR ON ANY TERMS AT ALL.

From time to time, we may seek additional equity or debt financing to provide the capital required to maintain or expand our design and production facilities and equipment and/or working capital, as well as to repay outstanding loans if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired.

A DISRUPTION IN THE SUPPLY OF UTILITIES, FIRE OR OTHER CALAMITY AT ANY OF OUR ALOE VERA CULTIVATION FACILITIES OR MANUFACTURING FACILITIES WOULD LIKELY DISRUPT PRODUCTION AND ADVERSELY IMPACT OUR SALES.

We cultivate some of the aloe vera we use in our products at a large cultivation facility in Hainan Province. Additionally, we manufacture our products at production facilities located in Hainan and Henan provinces in the PRC. While we have never experienced any calamities that have disrupted production, any disruption in the utilities at a manufacturing facility, any outbreak of plant diseases, any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would adversely impact our production and would likely have a material adverse effect on our business, financial condition and results of operations.

FAILURE TO MANAGE GROWTH EFFECTIVELY COULD RESULT IN INEFFICIENCIES THAT COULD INCREASE OUR COSTS, REDUCING OUR PROFITABILITY.

We have increased the number of our manufacturing and design programs and intend to expand further the number and diversity of our programs. The number of locations where we manufacture may also increase. Our ability to manage our planned growth effectively will require us to:

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Enhance quality control, operation, financial and management systems;

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Expand facilities and equipment; and

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Successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

An expansion and diversification of our product range, manufacturing and sales will result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as expenditures on plant, equipment and property to meet the anticipated demand of our customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and reduce our profitability.

POTENTIAL STRATEGIC ALLIANCES MAY NOT ACHIEVE THEIR OBJECTIVES, WHICH COULD LEAD TO WASTED EFFORT OR INVOLVEMENT IN VENTURES THAT ARE NOT PROFITABLE AND COULD HARM OUR COMPANY’S REPUTATION.

We are currently exploring strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies, and develop, introduce and distribute products and services utilizing our technology and know-how. Any strategic alliances we entered into may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated. As a result, the alliances themselves may run at a loss, which would reduce our profitability, and if the products or customer service provided by such alliances were of inferior quality, our reputation in the marketplace could be harmed, affecting our existing and future customer relationships.

WE MAY NOT BE ABLE TO RETAIN, RECRUIT AND TRAIN ADEQUATE MANAGEMENT AND PRODUCTION PERSONNEL. WE RELY HEAVILY ON THOSE PERSONNEL TO HELP DEVELOP AND EXECUTE OUR BUSINESS PLANS AND STRATEGIES, AND IF WE LOSE SUCH PERSONNEL, IT WOULD REDUCE OUR ABILITY TO OPERATE EFFECTIVELY.

Our success is dependent, to a large extent, on our ability to retain the services of our executive management, who have contributed to our growth and expansion to date.  Our founder, President, and Chairman Dr. Xuan Rong Zhang plays a critical role in our operations and the development of our new products. Accordingly, the loss of his services without suitable replacements would harm on our business generally, operating results, and prospects.

In addition, our continued operations are dependent upon our ability to identify and recruit adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by the provinces in which we operate. With the current economic growth in China, competition for qualified personnel is substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract qualified personnel will enable us to remain competitive internationally. Inability to attract such personnel may or the increased cost of doing so could reduce our competitive advantage relative to other backlight producers, reducing or eliminating our growth in revenues and profits.

WE HAVE IDENTIFIED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING. IF WE FAIL TO DEVELOP OR MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS OR PREVENT FRAUD. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH WOULD HARM OUR BUSINESS AND THE TRADING PRICE OF OUR SECURITIES.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2016 and 2015, our management concluded that the Company had material weaknesses in its internal controls because i) we did not have a CFO that is proficient in US GAAP and SEC reporting, which could adversely affect the Company’s ability to record, process, summarize, and report financial data; ii) the Company lacked of the key monitoring mechanism such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures, also we did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and iii) the Company lacked of sufficient resources in the accounting department to provide accurate information on a timely matter. As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management is developing a plan to remediate the material weaknesses although there can be no assurance that such plans, when enacted, will be successful.

Management continues to review and assess our internal controls to ensure we have adequate internal financial and accounting controls. However, any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to annual reports that we will file. The existence of a material weakness could result in errors in our financial statements that could cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information which may lead to a decline in our stock price.

RISKS RELATING TO THIS OFFERING

WE ARE AN “EMERGING GROWTH COMPANY,” AND ANY DECISION ON OUR PART TO COMPLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We could remain an emerging growth company until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than $1.07 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

OUR STOCK HAS HISTORICALLY HAD A LIMITED MARKET. IF AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK DOES DEVELOP, TRADING PRICES MAY BE VOLATILE.

If an active trading market develops, the market price of the shares of Common Stock may be based on factors that may not be indicative of future market performance. Consequently, the market price of the Common Stock may vary greatly. If an active market for the Common Stock develops, there is a significant risk that the stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

●	variations in our quarterly operating results;
●	announcements that our revenue or income/loss levels are below analysts’ expectations;
●	general economic slowdowns;
●	changes in market valuations of similar companies;
●	announcements by us or our competitors of significant contracts; or
●	acquisitions, strategic partnerships, joint ventures or capital commitments.

WE WILL BE SUBJECT TO THE REPORTING REQUIREMENTS OF FEDERAL SECURITIES LAWS, WHICH CAN BE EXPENSIVE.

After effectiveness of the registration statement of which this prospectus is a part, we will be subject to the information and reporting requirements under the Securities Exchange Act of 1934 and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002, subject to certain exemptions from such requirements under the JOBS Act applicable to emerging growth companies. The costs of preparing and filing annual and quarterly reports and other information with the SEC has and will continue to cause our expenses to be higher than they would be if we were a privately-held company.

SALES BY OUR SHAREHOLDERS OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

A large number of outstanding shares of Common Stock are held by two of our principal shareholders. If either of these principal shareholders were to decide to sell large amounts of stock over a short period of time such sales could cause the market price of the Common Stock to decline.

OUR STOCK PRICE HAS BEEN VOLATILE AND SUBJECT TO VARIOUS MARKET CONDITIONS.

The trading price of the Common Stock has been subject to wide fluctuations. The price of the Common Stock may fluctuate in the future in response to quarter-to-quarter variations in operating results, material announcements by us or our competitors, governmental regulatory action, conditions in the nutritional supplement industry, negative publicity, or other events or factors, many of which are beyond our control. In addition, the stock market has historically experienced significant price and volume fluctuations, which have particularly affected the market prices of many dietary and nutritional supplement companies and which have, in certain cases, not had a strong correlation to the operating performance of these companies. Our operating results in future quarters may be below the expectations of securities analysts and investors. If that were to occur, the price of the Common Stock would likely decline, perhaps substantially.

OUR OFFICERS AND DIRECTORS MAY HAVE A CONFLICT OF INTEREST WITH THE MINORITY SHAREHOLDERS AT SOME TIME IN THE FUTURE BECAUSE THE MAJORITY OF OUR SHARES OF COMMON STOCK ARE OWNED BY OUR PRESIDENT, CHIEF EXECUTIVE OFFICER, AND SOLE DIRECTOR.  THUS, THE OTHER SHAREHOLDERS MAY NOT BE ABLE TO INFLUENCE OR CONTROL THE COMPANY’S BOARD OF DIRECTORS, OR MANAGEMENT’S DECISION MAKING.

As of the date of this prospectus, Xuan Rong Zhang, our President, Chief Executive Officer, and Director, beneficially owns, either directly or through entities controlled by him, a majority or approximately 72.61% of our outstanding common stock. Mr. Zhang’s interests may not always be the same as those of our minority shareholders. Mr. Zhang is not simply a passive investor, but is also our Chief Executive Officer, President, and Director, and his interests as an executive may at times be adverse to those of passive investors. Where those conflicts exist, our shareholders will be dependent upon Mr. Zhang exercising, in a manner fair to all our shareholders, his fiduciary duties as an officer and/or director. Also, Mr. Zhang can control the outcome of most corporate actions requiring shareholder approval, including the sale of all or substantially all our assets, amendments to our Articles of Incorporation and the election of directors. This concentration of ownership may also delay, defer, or prevent a change of control of the Company, that may be disadvantageous to minority shareholders.

BECAUSE WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON OUR COMMON STOCK, OUR SHAREHOLDERS WILL NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

RISKS RELATED TO THE MARKET FOR OUR STOCK GENERALLY

OUR COMMON STOCK IS CURRENTLY QUOTED ON THE OVER-THE-COUNTER PINK OPEN MARKET THAT MAY HAVE AN UNFAVORABLE IMPACT ON OUR STOCK PRICE AND LIQUIDITY.

Our common stock is quoted Over-the-Counter on the OTC Pink Open Market.  The OTC Pink Open Market is a significantly more limited market than established trading markets such as the New York Stock Exchange or NASDAQ. The quotation of our shares on the OTC Pink Open Market may result in a less liquid market available for existing and potential shareholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future. We plan to list our common stock on the Over-the-Counter Bulletin Board, or on a senior exchange such as NASDAQ as soon as practicable.  However, we cannot assure you that we could meet the initial listing standards of any stock exchange, or that we could maintain any such listing.

WE MAY BE SUBJECT TO PENNY STOCK REGULATIONS AND RESTRICTIONS AND YOU MAY HAVE DIFFICULTY SELLING SHARES OF OUR COMMON STOCK.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Our common stock is a “penny stock” and is subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth of more than $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market, thus possibly making it more difficult for us to raise additional capital.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

RISKS RELATING TO DOING BUSINESS IN CHINA

CHANGES IN THE POLITICAL AND ECONOMIC POLICIES OF THE PRC GOVERNMENT MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND MAY RESULT IN OUR INABILITY TO SUSTAIN OUR GROWTH AND EXPANSION STRATEGIES.

Most of our operations are conducted in the PRC and substantially all our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

THERE ARE UNCERTAINTIES REGARDING THE INTERPRETATION AND ENFORCEMENT OF PRC LAWS, RULES AND REGULATIONS.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system in the U.S., prior court decisions may be cited for reference, but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered and could materially and adversely affect our business, financial condition and results of operations.

IF THE PRC GOVERNMENT FINDS THAT THE CONTRACTUAL ARRANGEMENTS IN RELATION TO OUR VARIABLE INTEREST ENTITIES DO NOT COMPLY WITH PRC GOVERNMENTAL RESTRICTIONS ON FOREIGN INVESTMENT, OR IF THESE REGULATIONS OR THE INTERPRETATION OF EXISTING REGULATIONS CHANGES IN THE FUTURE, WE COULD BE SUBJECT TO PENALTIES OR BE FORCED TO RELINQUISH OUR INTERESTS IN THOSE OPERATIONS.

Foreign ownership of certain types of businesses is subject to restrictions under applicable PRC laws, rules and regulations. All our revenue during 2015 and 2016, and the nine months ended September 30, 2017, was generated by Kaifeng Jufeel’s PRC incorporated variable interest entities. These variable interest entities are owned by PRC citizens who are our founders or senior employees or by PRC entities owned by such PRC citizens, or the variable interest entity equity holders, with whom we have contractual arrangements, or the contractual arrangements. The contractual arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our material variable interest entities or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

OUR CONTRACTUAL ARRANGEMENTS MAY NOT BE AS EFFECTIVE IN PROVIDING CONTROL OVER THE VARIABLE INTEREST ENTITIES AS DIRECT OWNERSHIP.

We rely on contractual arrangements with our variable interest entities to operate part of our businesses in China where foreign investment in certain businesses is restricted or prohibited. For a description of these contractual arrangements, see “INFORMATION WITH RESPECT TO OUR BUSINESS – The Business--Our History and Corporate Structure — Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders.”  These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we could exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the relevant variable interest entities have exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See “— Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.” Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

ANY FAILURE BY OUR VARIABLE INTEREST ENTITIES OR THEIR EQUITY HOLDERS TO PERFORM THEIR OBLIGATIONS UNDER THE CONTRACTUAL ARRANGEMENTS WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Although we have entered into call option agreements in relation to each variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with respect to each variable interest entity to secure certain obligations of such variable interest entity or its equity holders to us under the contractual arrangements. However, the enforcement of such agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the variable interest entities or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entities.

In addition, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of such variable interest entity equity holder under the contractual arrangements. If the relevant variable interest entity or its equity holder (or its successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay.  If we cannot enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

WE MAY LOSE THE ABILITY TO USE, OR OTHERWISE BENEFIT FROM, THE LICENSES, APPROVALS AND ASSETS HELD BY OUR VARIABLE INTEREST ENTITIES, WHICH COULD SEVERELY DISRUPT OUR BUSINESS, RENDER US UNABLE TO CONDUCT SOME OR ALL OUR BUSINESS OPERATIONS AND CONSTRAIN OUR GROWTH.

Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entities hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entities and restrict the disposal of material assets of the variable interest entities. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate our variable interest entities, or any of our variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all the assets of such variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

THE EQUITY HOLDERS, DIRECTORS AND EXECUTIVE OFFICERS OF THE VARIABLE INTEREST ENTITIES, AS WELL AS OUR EMPLOYEES WHO EXECUTE OTHER STRATEGIC INITIATIVES MAY HAVE POTENTIAL CONFLICTS OF INTEREST WITH OUR COMPANY.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entities, including Xuan Rong Zhang, our founder and executive chairman, must act in good faith and in the best interests of the variable interest entities and must not use their respective positions for personal gain. On the other hand, as a director of our company, Mr. Zhang has a duty of care and loyalty to our company and to our shareholders under Wyoming law. We control our variable interest entities through contractual arrangements and the business and operations of our variable interest entities are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as directors and executive officers of the variable interest entities and as directors or employees of our company, and may also arise due to dual roles both as variable interest entity equity holders and as directors or employees of our company.

We cannot assure you that these individuals will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these individuals will ensure that the variable interest entities will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings.  See “--Any failure by our variable interest entities or their equity holders to perform their obligations under the contractual arrangements would have a material and adverse effect on our business, financial condition and results of operations.”

THE CONTRACTUAL ARRANGEMENTS WITH OUR VARIABLE INTEREST ENTITIES MAY BE SUBJECT TO SCRUTINY BY THE PRC TAX AUTHORITIES. ANY ADJUSTMENT OF RELATED PARTY TRANSACTION PRICING COULD LEAD TO ADDITIONAL TAXES, AND THEREFORE SUBSTANTIALLY REDUCE OUR CONSOLIDATED NET INCOME AND THE VALUE OF YOUR INVESTMENT.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entities or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entities and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

IF CHINA DOES NOT CONTINUE ITS POLICY OF ECONOMIC REFORMS, IT COULD, AMONG OTHER THINGS, RESULT IN AN INCREASE IN TARIFFS AND TRADE RESTRICTIONS ON PRODUCTS WE PRODUCE OR SELL FOLLOWING A BUSINESS COMBINATION, MAKING OUR PRODUCTS LESS ATTRACTIVE AND POTENTIALLY REDUCING OUR REVENUES AND PROFITS.

China’s government has been reforming its economic system since the late 1970s. The economy of China has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

However, in recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Although we believe that the changes adopted by the government of China have had a positive effect on the economic development of China, additional changes still need to be made. For example, a substantial portion of productive assets in China are still owned by the Chinese government. Additionally, the government continues to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed, but should they occur, they could reduce our operating flexibility or require us to divert our efforts to products or ventures that are less profitable than those we would elect to pursue on our own.

A recent positive economic change has been China’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. It is believed that China’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States. However, China has not fully complied with all its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations between the United States and China may be strained, and this may have a negative impact on China’s economy and our business by leading to the imposition of trade barriers on items that incorporate our products, which would reduce our revenues and profits.

BECAUSE CHINESE LAW GOVERNS ALMOST ALL OUR MATERIAL AGREEMENTS, WE MAY NOT BE ABLE TO ENFORCE OUR LEGAL RIGHTS WITHIN CHINA OR ELSEWHERE THAT COULD RESULT IN A SIGNIFICANT LOSS OF BUSINESS, BUSINESS OPPORTUNITIES, OR CAPITAL.

Chinese law governs almost all our material agreements. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of China. The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, substantially all our assets will be located outside of the United States and most of our officers and directors will reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

IT WILL BE EXTREMELY DIFFICULT TO ACQUIRE JURISDICTION AND ENFORCE LIABILITIES AGAINST OUR OFFICERS, DIRECTORS AND ASSETS BASED IN CHINA.

Because our officers and directors reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over those persons if a lawsuit is initiated against us and/or our officers and directors by a shareholder or group of shareholders in the United States. Also, because our officers will likely be residing in China at the time such a suit is initiated, achieving service of process against such persons would be extremely difficult. Furthermore, because most our assets are in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court. Moreover, we have been advised that China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts

WE MAY HAVE DIFFICULTY ESTABLISHING ADEQUATE MANAGEMENT, LEGAL AND FINANCIAL CONTROLS IN CHINA, THAT COULD IMPAIR OUR PLANNING PROCESSES AND MAKE IT DIFFICULT TO PROVIDE ACCURATE REPORTS OF OUR OPERATING RESULTS.

China historically has not followed Western style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited. We may have difficulty in hiring and retaining enough qualified employees to work in China in these areas. Because of these factors, we may have trouble in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards, making it difficult for management to forecast its needs and to present the results of our operations accurately.

IMPOSITION OF TRADE BARRIERS AND TAXES MAY REDUCE OUR ABILITY TO DO BUSINESS INTERNATIONALLY, AND THE RESULTING LOSS OF REVENUE COULD HARM OUR PROFITABILITY.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

THERE CAN BE NO GUARANTEE THAT CHINA WILL COMPLY WITH THE MEMBERSHIP REQUIREMENTS OF THE WORLD TRADE ORGANIZATION, WHICH COULD LEAVE US SUBJECT TO RETALIATORY ACTIONS BY OTHER GOVERNMENTS AND REDUCE OUR ABILITY TO SELL OUR PRODUCTS INTERNATIONALLY.

China has agreed that foreign companies will be allowed to import most products into any part of China. In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all the requirements of its membership in the World Trade Organization in a timely manner. If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which we sell our products, which could render our products less attractive, thus reducing our revenues and profits.

There can be no guarantee that our management will continuously meet its obligations under Chinese law to enable distribution of profits earned in China to entities outside of China.

A circular recently promulgated by the State Administration of Foreign Exchange, or SAFE, has increased the ability of foreign holding companies to receive distributions of profits earned by Chinese operating subsidiaries. While they have agreed to meet those annual requirements, it is possible that they will fail to do so, which could limit our ability to gain access to the profits earned by Kaifeng Jufeel. The result could be the inability to pay dividends to our shareholders or to deploy capital outside of China in a manner that would be beneficial to our business.

WE MAY INCUR MATERIAL PRODUCT LIABILITY CLAIMS, THAT COULD INCREASE OUR COSTS AND HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business. Finally, given the higher level of self-insured retentions that we have accepted under our current product liability policies, which we will provide product liability insurance upon request by our customers, as at the time of this filing, none of our current customers have requested such insurance coverage. And so far, we haven’t had any incident that damages were reported and determined to be cause by our products.

Substantially all our assets are in the PRC, and substantially all our revenue comes from PRC sources. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments of the PRC.

THE CHINESE GOVERNMENT EXERTS SUBSTANTIAL INFLUENCE OVER THE WAY WE MUST CONDUCT OUR BUSINESS ACTIVITIES.

China only recently has permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

FUTURE INFLATION IN CHINA MAY INHIBIT OUR ABILITY TO CONDUCT BUSINESS IN CHINA.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

PRC REGULATIONS RELATING TO INVESTMENTS IN OFFSHORE COMPANIES BY PRC RESIDENTS MAY SUBJECT OUR PRC-RESIDENT BENEFICIAL OWNERS OR OUR PRC SUBSIDIARIES TO LIABILITY OR PENALTIES, LIMIT OUR ABILITY TO INJECT CAPITAL INTO OUR PRC SUBSIDIARIES OR LIMIT OUR PRC SUBSIDIARIES’ ABILITY TO INCREASE THEIR REGISTERED CAPITAL OR DISTRIBUTE PROFITS.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and we have periodically filed SAFE Circular 75 reports prior to the promulgation of SAFE Circular 37 on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

THE VALUE OF OUR SECURITIES WILL BE AFFECTED BY THE CURRENCY EXCHANGE RATE BETWEEN U.S. DOLLARS AND RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB, and between those currencies and other currencies in which our sales may be denominated. For example, if we need to convert U.S. dollars into RMB for our operational needs and the RMB appreciates against the U.S. dollar at that time, our financial position, our business, and the price of our common stock may be harmed. Conversely, if we decide to convert our RMB into U.S. dollars for declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our procurement strategy is to diversify our suppliers both in the PRC and overseas.  And some of our processing equipment is currently imported. These transactions are often settled in U.S. dollars or other foreign currency. If the U.S. dollars or other foreign currency appreciate against RMB, our costs will increase. If we cannot pass the resulted cost increase to our customers, our profitability and operating results will suffer. In addition, because our sales to international customers are growing, we are subject to the risk of foreign currency depreciation.

WE MAY BE EXPOSED TO LIABILITIES UNDER THE FOREIGN CORRUPT PRACTICES ACT, AND ANY DETERMINATION THAT WE VIOLATED THE FOREIGN CORRUPT PRACTICES ACT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We are subject to the Foreign Corrupt Practice Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for obtaining or retaining business. We have operations, agreements with third parties and we make sales in China. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

WE MAY BE TREATED AS A RESIDENT ENTERPRISE FOR PRC TAX PURPOSES UNDER THE PRC ENTERPRISE INCOME TAX LAW, AND WE MAY THEREFORE BE SUBJECT TO PRC INCOME TAX ON OUR GLOBAL INCOME.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. Currently, we generate only a small portion of our revenues offshore. However, if this proportion were to increase and if we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

DIVIDENDS PAYABLE TO OUR FOREIGN INVESTORS AND GAINS ON THE SALE OF OUR ADSS OR ORDINARY SHARES BY OUR FOREIGN INVESTORS MAY BECOME SUBJECT TO PRC TAX LAW.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Regulation — Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-

PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the Selling Shareholders. We will not receive any proceeds from the sale or other disposition by the Selling Shareholders of the shares of our common stock covered by this prospectus.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. No valuation or appraisal has been prepared for our business. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the offering price.

DILUTION

Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. Since the Company is not offering new shares and it will not receive any proceeds from the offering, as a result there is no dilution as a result of the offering.

SELLING SECURITY HOLDERS

The Selling Shareholders listed below will be offering their shares in private transactions or on the public market through registered broker dealers. All sales may be offered at market prices, or, in the case of private transactions, at privately negotiated prices.  In the case of sales through broker dealers, sales commissions shall be limited to 5%.

Selling Shareholder	Number of Shares Beneficially Owned Before the Offering (1)	Percentage Beneficially Before the Offering	Number of Common Stock Shares Offered	Number of Shares Beneficially Owned After the Offering(2)
Ning Rao	300,000	1.07%	80,000	220,000
Yaokun Wang	420,000	1.5%	420,000	0

(1) “Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than direct individual ownership.  Beneficial ownership includes indirect ownership, or ownership of shares through an entity.

(2) Assumes the Selling Shareholders dispose of all the shares covered by this prospectus and do not acquire beneficial ownership of any other shares of the Company.  The registration of the shares does not necessarily mean that the selling shareholders will sell all or any portion of the shares covered by this prospectus.  However, if the Selling Shareholders dispose of all the shares covered by this prospectus, none will hold 1% or more of the Company’s common stock.

Material Relationships with Selling Shareholders

None of the Selling Shareholders on this prospectus have or have had in the past five years any relationship with the Company other than as a holder of the Company’s common stock.

PLAN OF DISTRIBUTION

The Selling Shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of shares or interests therein:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	privately negotiated transactions;

·	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

·	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

·	a combination of any such methods of sale; and

·	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the Selling Shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

REGULATION M

The Selling Shareholders who will offer and sell the shares, offered hereby, are aware that they are required to comply with the provisions of Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the officers and directors, sales agents, any broker-dealer or other person who participates in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

 DESCRIPTION OF SECURITIES

COMMON STOCK

Jufeel’s Articles of Incorporation authorize the issuance of an unlimited number of shares of common stock, no par value per share, of which 28,030,010 shares were outstanding as of December 21, 2017.   Holders of shares of common stock are entitled to one vote for each share on all matters entitled to a shareholder vote. Holders of common stock have no cumulative voting rights.  Holders of shares of common stock are entitled to share pro rata in dividends, if any are declared.  Our Board of Directors has discretion to declare dividends from time to time from any funds legally available.  In a liquidation, dissolution, or winding up of the Company’s affairs, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and the liquidation preference to holders of preferred stock.  Holders of common stock have no preemptive rights to purchase Jufeel’s common stock.  There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, and without prior notice, if written consent of not less than the minimum number of votes that would be required to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

PREFERRED STOCK

Jufeel’s Articles of Incorporation authorizes the issuance of an unlimited number of shares of preferred stock, no par value, of which no shares are outstanding as of December 21, 2017.

Jufeel’s Board of Directors has the authority, without shareholder action, to issue all or any portion of the authorized but unissued preferred stock in one or more series, and to determine the voting rights, dividend and liquidation preferences, conversion rights, and other rights of such series.  Jufeel desires to have preferred stock available to provide flexibility in structuring possible future acquisitions and financings and to address corporate needs that may arise.  If opportunities arise that would make desirable the issuance of preferred stock through either a public offering or private placements, the flexible preferred stock provisions in our Articles of Incorporation allow the Company to avoid the possible delay and expense of holding a shareholder meeting, except as may be required by law or regulatory authorities.  Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock that would dilute the income per share and net book value of the common stock.  Issuance of additional common stock pursuant to any conversion right that may be included in the terms of any series of preferred stock may also dilute the net income per share and the net book value of the common stock.  The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance.  Therefore, it is not possible now to determine how a particular series of preferred stock would affect Jufeel’s common stock or any other series of preferred stock that Jufeel may issue.  Our Board of Directors may issue additional preferred stock in future financings, but has no current plans to do so.

The issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock of Jufeel.

Jufeel intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

STOCK TRANSFER AGENT

The transfer agent for our common stock is Globex Stock Transfer, LLC.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The consolidated audited financial statements of Jufeel International Group as of December 31, 2016 and 2015 appearing in this prospectus and registration statement have been audited by Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditin

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

JMS Law Group, PLLC may render an opinion with respect to the validity of the shares of common stock covered by this prospectus. JMS Law Group, PLLC does not own any shares of the Company.

INFORMATION WITH RESPECT TO THE REGISTRANT

The Business

Overview

Jufeel International Group (“Jufeel,“ “we” or the “Company”) is a Wyoming corporation.  Our wholly owned subsidiary, Jufeel Holdings Co., Ltd., wholly owns Ivan International Biology Limited, a Hong Kong corporation that owns 100% of the shares of a PRC-registered wholly owned foreign entity Kaifeng Ivan King Biotechnology Co., Ltd. (“Ivan King”). Ivan King has entered into variable interest agreements with Kaifeng Jufeel Biotechnology Co., Ltd. (“Kaifeng Jufeel”), a PRC entity engaged in the cultivation, processing, research and development, and sale of aloe vera products developed for the health, beauty, nutritional, and pharmaceutical industries.  Our business is headquartered in Henan province, PRC. On August 5, 2011, our current business began operating through Kaifeng Jufeel and its four PRC subsidiaries.  We are a bio-tech company that cultivates, produces, develops, and sells raw aloe vera and aloe vera based consumer products through our distribution network in mainland China.

 Corporate History

Bros Holding Company (“BHC”) incorporated in Nevada on April 28, 2010 as a holding company for a BVI subsidiary and its subsidiaries, and traded on  OTC Markets under the trading symbol “BSHG.” After 2013, BHC management ceased paying Nevada franchise taxes and BHC’s transfer agent ceased providing services for non-payment, and therefore apparently BHC management abandoned the company. The corporate charter was revoked.  On August 26, 2016, the Nevada district court, pursuant to Nevada Revised Statutes §78.347, appointed a non-affiliated shareholder as BHC’s custodian to preserve its corporate existence.  Pursuant to that court order, the custodian issued to himself 85 million common shares as compensation for expenses incurred reviving the Company.  On January 24, 2017, the custodian sold those shares to Rong Rao (acting as nominee for Mr. Zhang) and appointed her as the sole member of the BHC Board of Directors.  On March 1, 2017, Ms. Rao appointed Xuan Rong Zhang as President and Director.

On or about January 30, 2017, BHC changed its name to Jufeel International Group (“Jufeel Nevada”). In February 2017, BHC changed its trading symbol to “CNJG,” and effected a 1-for-500 reverse split of its common stock. As a result of the reverse split,  there were 200,010 common shares issued and outstanding of which Rong Rao owned 170,000 post split shares and 10 shares issued for share rounding. Ms. Rao subsequently transferred these shares to our President and CEO,  Xuan Rong Zhang.  On April 3, 2017, Jufeel Nevada’s Board of Directors authorized the issuance of  20,650,000 additional shares to Mr. Zhang and approximately 60 employees, consultants, prior investors and service providers of the Company, resulting in Mr. Zhang owning approximately 14,672,630 shares, or approximately 70% of the Company’s common stock shares.

Merger with Jufeel Wyoming

On or about July 20, 2017, Jufeel Nevada reorganized as a holding company, incorporating three Oklahoma subsidiaries (Jufeel Interim Corporation, Jufeel International Group, Inc., and Bros Holding Company), and a Wyoming corporation called Jufeel International Group, organized on July 27, 2017 (“Jufeel Wyoming”).  Pursuant to this reorganization, the former assets and liabilities of Jufeel Nevada were transferred to one of the Oklahoma subsidiaries, Bros Holding Company; this entity was sold to a non-affiliated third party, who agreed to be liable for any and all obligations of that entity which might be asserted against Jufeel Wyoming, and then that entity was dissolved on November 3, 2017. As a result of the holding company reorganization, Jufeel International Group, Inc. inherited the CNJG trading symbol.  On August 22, 2017, Jufeel International Group, Inc. merged into Jufeel Wyoming in order to change its domicile to Wyoming.  The shareholders of Jufeel Nevada/Jufeel International Group, Inc. became the shareholders of Jufeel Wyoming on a one-for-one basis with Jufeel Wyoming the surviving entity.

Following the holding company reorganization, on October 24, 2017, Mr. Zhang approved the issuance of 7,180,000 additional shares to himself and approximately nine persons and four corporations, all of whom are either employees, consultants, prior investors and service providers of the Company.  Following the most recent issuances, which have not been processed by the Company’s transfer agent as the date hereof, Mr. Zhang owns, either directly or through entities controlled by him, approximately 20,353,982 shares, or 73% of the Company’s common stock shares after giving effect to such issuances. The shares issued include 657,234 shares issued to other officers and directors.

Corporate Structure

The following chart illustrates our Company’s corporate structure as of the date of this prospectus:

 h  h  h  h

VIE AGREEMENTS

 h  h  h  h

*Began operating in 2017

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

On July 27, 2017, Ivan King, Kaifeng Jufeel, and the shareholders of Kaifeng Jufeel have entered into a series of contractual agreements for Kaifeng Jufeel to qualify as a variable interest entity or VIE (the “VIE Agreements”). The VIE Agreements are as follows:

(1)

Business Operations Agreement:  Pursuant to the terms of a Business Operations Agreement dated July 27, 2017, between Ivan King and the shareholders of Kaifeng Jufeel, being Zhang Bing (49%) and Henan Jufeel Technology Investment Co., Ltd. (51%) (the “Business Operations Agreement”), Kaifeng Jufeel and their shareholders agreed to entrust the operations and management of its business to Ivan International Biology Limited. According to the Entrusted Management Agreement, Ivan International Biology Limited possesses the full and exclusive right to manage Kaifeng Jufeel’s operations, assets and personnel, and Kaifeng Jufeel shall pledge to Ivan International all of its assets, including accounts receivable, and the latter has the obligation to guarantee all of the obligations of the former. The Business Operations Agreement has a ten-year term but may be terminated earlier if (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kaifeng Jufeel; or (iii) Ivan International Biology Limited acquires all the assets or equity of Kaifeng Jufeel (as more fully described below under “Exclusive Option Agreement”).

(2)

Exclusive Consulting and Service Agreement:  Pursuant to the terms of an Exclusive Consulting and Service Agreement dated July 27, 2017, between Ivan Hong Kong and Kaifeng Jufeel (the “Service Agreement”), Ivan Hong Kong is the exclusive technology consulting service provider to Kaifeng Jufeel. Kaifeng Jufeel agreed to pay Ivan Hong Kong all fees payable for technology which may be developed or owned by Ivan. The Service Agreement shall remain in effect for ten years or until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kaifeng Jufeel; or (iii) Ivan Hong Kong acquires Kaifeng Jufeel (as more fully described below under “Exclusive Option Agreement”).

(3)

Shareholder’s Voting Proxy Agreement:  Pursuant to the terms of certain Shareholder’s Voting Proxy Agreements dated July 27_, 2017, between Ivan Hng Kong and each of the shareholders of Kaifeng Jufeel (the “Shareholder’s Voting Proxy Agreements”), the shareholders of Kaifeng Jufeel irrevocably appointed Ivan Hong Kong as their proxy to exercise on such shareholders’ behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kaifeng Jufeel, including the appointment and election of directors of Kaifeng Jufeel. The Shareholder’s Voting Proxy Agreements have a term of 10 years and will be mutually extended on each 10-year anniversary; provided that should the Business Operations Agreement terminate, the Shareholder’s Voting Proxy Agreements will automatically terminate.

(4)

Exclusive Equity Option Agreement:   Pursuant to the terms of an Exclusive Option Agreement dated July 27, 2017, between Ivan Hong Kong, Kaifeng Jufeel, and the shareholders of Kaifeng Jufeel (the “Exclusive Option Agreement”), the shareholders of Kaifeng Jufeel granted Ivan International Biology Limited (or its designee) an irrevocable and exclusive purchase option (the “Option”) to acquire Kaifeng Jufeel’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. The Option is exercisable at any time at Ivan International Biology Limited’s discretion so long as such exercise and subsequent acquisition of Kaifeng Jufeel does not violate PRC law. The consideration for the exercise of the Option shall be the registered capital of Kaifeng Jufeel. Ivan International Biology Limited may transfer all rights and obligations under the Exclusive Option Agreements to a third party.  The Exclusive Option Agreement may be terminated by Ivan International Biology Limited if its exercise becomes prohibited by law.

(5)

Equity Interest Pledge Agreement:  Pursuant to the terms of an Equity Interest Pledge Agreement dated  July 27, 2017, between Ivan Hong Kong and the shareholders of Kaifeng Jufeel (the “Pledge Agreement”), the shareholders of Kaifeng Jufeel pledged all of their equity interests in Kaifeng Jufeel to Ivan International Biology Limited, including the proceeds thereof, to guarantee all of Ivan International Biology Limited’s rights and benefits under the Business Operations Agreement, the Exclusive Option Agreements, and the Shareholder’ Voting Proxy. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Ivan Hong Kong’s prior written consent. The Pledge Agreements may be terminated only upon the written agreement of the parties, and expire two years after the last to terminate of any of the other named agreements.

Ivan International Biology Limited acquired Kaifeng Jufeel using the VIE arrangement based on our need to further develop our business and comply with PRC regulatory requirements.

Our Business

Our founder, Xuan Rong Zhang, began researching the aloe vera industry in the United States in 1999. He believed that this plant, virtually unknown in China, could be developed and marketed for domestic production, and began a worldwide search for the best plant stock and processing practices.  As a result, he organized Jufeel into a vertically integrated producer, developer and supplier of products from the aloe vera plant.  We believe that Aloe vera (Aloe barbadensis miller) has a great potential in the cosmetic and health industry as there are more than 75 bioactive compounds found in the plant.  Aloe vera has traditionally been used as an emollient remedy for skin conditions such as burns, sunburns, frostbite and psoriasis, but has seen wide use in cosmetics and health supplements.  Aloe vera may have health benefits as a home remedy for gastrointestinal and other ailments.  High purity polysaccharides including acetylated mannan may be beneficial to the human immune system and are believed to have other pharmacological applications.  We produce aloe products for four major consumer market categories: health, beauty, nutritional supplements and pharmaceutical.

Raw Materials and Cultivation

Aloe vera is a tropical plant, and grows best in tropical climates with moderate rainfall and black cotton soils (heavy soils) such as those found in Hainan, China.  Hainan, colloquially known as “China’s Hawaii,” is an island province in the south of China across the Gulf of Tonkin from Vietnam. The aloe vera plant is native to Africa, the Mediterranean, and the Middle East, but has been grown commercially in the U.S. in the Rio Grande Valley of Texas and in California, and worldwide in similar desert climates. The plant is primarily propagated by planting suckers, or offshoots of the parent plant.  Natural propagation of aloe vera by suckers is slow, and has historically been unable to meet the increasing demand of the health and cosmetic industries.  Aloe plant suckers can be harvested approximately two to three years after planting.

We use both raw materials harvested from our own cultivation facilities in Hainan and materials purchased from two unrelated party cultivators in Hainan, Jinquisong Agricultural Development Co., Ltd., which is engaged in general agricultural production and has supplied us since 2013, and an individual aloe vera cultivator who has supplied us with Aloe leaves since 2010.  We grow our plants on our 305-acre farm located in Hainan Province, People’s Republic of China.  In China, all land is owned by the state and agricultural land is generally owned by rural collectives. We lease our current aloe growing properties under leases that expire in 2031 and 2043. We are currently negotiating the lease of an additional 3,300 acres of land to increase our production capacity.

Production

Following harvest, the aloe vera leaves go through a state of the art production process to extract the gel and juice.  Our processing and extraction facility is in Haikou City, Hainan.  When current construction is complete, we will also have a production base of PMAS at our corporate headquarters in Kaifeng, Henan Province.  We also purchase some of our cosmetic products from a company in Guangzhou, and outsource the production of our aloe drinks to a company in Henan.

We use state of the art, reverse osmosis cold processing technology that enables separation, purification, concentration and disinfection to be conducted at normal room temperatures, thus preserving the plant’s bioactive properties. The cleanliness of our processing facility is certified to produce food-grade product, and we process the plants without using chemicals or additives.  Harvested leaf must be refrigerated if it is not immediately processed to preserve the integrity of the active ingredients.

Our Products

We sell both raw aloe materials and a variety of branded aloe products sold under our Jufeel trademark.  We believe PMAS, the bioactive ingredient in many of our Jufeel products, is the world’s most advanced living cell anti-aging technology and bioimmunopolysaccharide purification technology.  PMAS, or “pure acetate” (phthalocyanine) is derived from the acetylated mannan (Acemannan) polysaccharide found in aloe leaves.  Approximately .7 grams of PMAS can be extracted from each kilogram of aloe leaves. We have developed proprietary processing methods to produce what we believe is the purest and most efficacious PMAS product worldwide.

Our most popular products are Super ZD and PMAS aloe tablet, Jufeel PMAS aloe toothpaste, PMAS Oral Instant Membrane, and Qi Jiantao beauty products (whitening creams, sunscreen, skin care)

Our revenues by category are as follows:

	Year ended	Percentage	Year ended	Percentage
	12/31/2016	of Revenues	12/31/2015	of Revenues

Commission fee of exclusive distributorships	$2,599,475	26.2%	$1,018,463	20.9%
Health care products and cosmetics	6,240,127	63.0%	2,372,333	48.5%
Raw material sales	1,025,188	10.4%	1,000,274	20.5%
Related party sales of aloe material	--	--	494,736	10.1%
Related party sales of health/cosmetics	41,735	0.4%	633	0.0%
Total sales	$9,906,525	100.0%	$4,886,439	100.0%

New Products

In August 2017, we launched our own aloe based branded beverage called “IDD aloe juice.”  This product is our first attempt to deploy our high-quality aloe vera raw material in the fast beverage industry.  We believe our IDD aloe juice drink with its quality ingredients, ideal taste, and competitive price is poised to become a leading plant-based health drink in China’s health conscious beverage market. The new IDD aloe juice product will be promoted through a partnership agreement with Shenzhen Yibang Technology Co., Ltd., a well-known city life and services media platform. In addition, we expend significant resources in research and development to develop other commercial health and beauty uses for our aloe vera products.

Product Distribution

We sell through exclusive distributors who purchase local territories. Distributors are required to advertise our branded products at the manufacturer’s suggested retail prices. Our agreements with exclusive distributors renew yearly, thus we can evaluate their efficacy at frequent intervals.  Substantially all of our branded product sales are also sold online or through our WeChat account opened by our PRC subsidiary Suzhou Yihuotong. Our distributors and agents provide our WeChat app account called “Yihuotong” to the end consumer or small retailer, and the distributor’s account is automatically credited.  Following the order, our products ship directly to consumers from our Zhengzhou headquarters.  This marketing strategy aims to allow swift market entry without the significant costs of establishing traditional regional distribution and warehousing facilities in a territory as large as China.  Because consumers pay for our products before shipping, we can reduce our distribution costs. We have licensed distributor territories throughout a significant portion of mainland China, but we still have some territories available for sale.  In 2016, we had 404 exclusive distributors, compared to 181 in 2015.  Our distributor sales account for approximately 80% of our total finished product sales. One distributor, Anhui Xunhe E-business Co., Ltd, has accounted for 5% or more (5% in 2016) of our total sales revenues.  The other 20% of our finished product sales are purchased by customers purchasing directly from the Company by telephone sales, walk-ins, or through social media such as WeChat or Weibo.  WeChat is a social network and platform used by many Chinese enterprises to market and sell their products, and we have been using WeChat for those purposes since 2015.

Our Major Customers

We earn revenues through the sale of our products through an established network of distributors who sell our products to customers throughout China, and through our online website and our WeChat account called Yihuotong.

Historically, our largest single customer has been Coca-Cola Beverages (Shanghai) Co., Ltd., (“Coca-Cola”) for which sales accounted for 16% and 7% of our total sales for fiscal years 2015 and 2016, respectively. The sales to Coca-Cola consisted of raw also materials that Coca-Cola uses as ingredients in their aloe soft drink beverages sold in China.  As is typical for sales of raw aloe materials, those sales have a lower gross margin than those of our other branded consumer products.  We expect our sales to Coca-Cola to decrease as a percentage of our total sales as we continue to develop and launch our own branded products.  One other third party customer, Kaifeng Duoqianying E-business Co., Ltd, accounted for 15% of third party sales for the nine months ended September 30, 2017.

Our Growth Strategy

Although China has a long tradition of herbal remedies, the aloe plant is not native to China. In the United States,  according to a 2015 survey conducted by industry trade group the Council for Responsible Nutrition, over 50% of adults take herbal supplements. China has a long history of natural remedy use, but Chinese consumers are comparatively unfamiliar with the potential health uses of aloe. We believe our domestic sales will increase quickly and significantly as Chinese consumers learn more about the potential health benefits and uses for aloe.

To help increase market penetration, we have established a sales and marketing center in Kaifeng, Henan Province where we have approximately 35 employees engaged in sales and marketing activities.  We plan to reach out to potential distributors in provinces where we do not currently have any distributors.  Currently, our branded products are primarily sold in mainland China, but we plan to enter international markets in Europe, Asia, and the United States as we increase production.  We plan to open a sales office in the United States in 2018.

Research and Development

We currently operate our research and development department located in our Kaifeng headquarters.  As of October 2017, we have five research and development personnel, two of which hold advanced degrees.  Our research and development department is responsible for developing advanced health and beauty technologies and new pharmacological products.  A portion of our research is conducted through Changzhou University.

We spent approximately $310,897 on research and development expenses during 2016, and $269,945 on these expenses in 2015.  These expenses included the costs of development new products like our new IDD aloe soft drink beverage, new processing and extraction methods and methods to improve our current processes.  For the nine months ended September 30, 2017, we spent $367,121 on research and development expenses, which included expenses to develop and test new products and expenses to improve our current products. We plan to continue our research and development activities in 2018, and have budgeted similar amounts for these costs.

Competition

The market for aloe products in China has just emerged in recent years, but is still relatively undeveloped.

As with most other products, a competitive advantage in the market for aloe products is derived from a favorable combination of quality, price, and customer service. We believe that we are well-positioned to compete successfully in each of those areas.  Our state of the art cold processing method allows us to extract a high percentage of the available bioactive compounds in the aloe leaves, thus making our products more potent and effective than our competitors’ products.  We also believe our aloe strains are of the highest and most productive varieties available worldwide. We cultivate our aloe plants organically, do not use synthetic pesticides or fertilizers for the three years prior to harvest, and use only non-GMO rootstock.  Thus, our aloe products are 100% organic as defined by USDA guidelines.

In addition, we believe that our cultivation potential is higher than any of our competitors, particularly after we finalize our negotiation for the lease of an additional 3,300 acres of cultivation property. Due to the aloe plant’s long cultivation period and the relatively higher cost of propagation by suckers compared to seed growing, commercial aloe farming requires significant cash resources.  The large cash requirement acts as a barrier to market entry. To our knowledge, our 305-acre organic aloe plant farm in Haikou City (Hainan, China) is the largest organic aloe planting base in China, and we are among the best capitalized companies in our industry.

Finally, our distribution model enables us to provide superior customer service as our products ship directly from our distribution center in Henan rather than through our regional distributors.  This direct shipping model enables the customer to receive the product more quickly.

Due to the significant barriers to market entry including the requirement of significant startup capital, large tracts of arable land with soil conducive to the cultivation of aloe plants, and the equipment required to process the raw materials, there are relatively minimal competition in our industry.  Currently, we believe there are very few other PRC companies cultivating, producing, and selling high-quality branded aloe products.

Currently, there are at least two companies engaged in large-scale commercial cultivation and processing of aloe in Hainan and Yunnan provinces, namely Yunnan Evergreen Aloe Biological Co., Ltd. and Taishan AGHG Aloe Products Co., Ltd. Additionally, there are other companies offering aloe juice beverages in their product lines including JiRay Food Co., Ltd.

 Licenses

We are licensed as a food sales operator for sales of prepackaged food excluding chilled and frozen food.  We are also licensed to conduct foreign trade, and are designated a “high-tech enterprise” by Henan Provincial Science and Technology Agency where our main offices are located.  We plan to obtain a license to produce designated health food, as required by the Chinese Food and Drug Administration to sell products designated as such, but as of the date of this prospectus, we are only licensed to produce ordinary food.

Compliance with Government Regulation

Restrictions on Food and Drug Production and Labeling

In accordance with the provisions of Article 77 of China’s Food Safety Law, adopted in 2015, and the relevant provisions of the Regulations on Health Food Registration and Filing, health food can only be lawfully produced by enterprises holding a health food production license and the health food produced must be registered with the Food and Drug Administration based on different raw materials used.  Whereas the Company does not hold a license to produce designated health food, it must market, advertise, and sell its products as ordinary food.

Restrictions on Advertisement

In accordance with the provisions of Article 17 of China’s Advertising Law, only medical, pharmaceutical, and medical device products may be advertised as disease treatment.  This law also prohibits the use of medical terms and misleading statements to advertise or market products not registered for medical or pharmaceutical use.  Also, trademarks used in product advertisements should comply with the foregoing laws.  Should our products be found to violate any of these laws, we could be subject to fines and legal liability in China.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in China is the Foreign Investment Industrial Guidance Catalogue, effective December 11, 2007 (the “Catalogue”). The Catalogue classifies various industries into four categories: encouraged, permitted, restricted and prohibited. Hog farming is an encouraged industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

·	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

·	with total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and

·	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

Taxation and Subsidies

The Chinese government provides tax incentives and subsidies to domestic companies in our industry to encourage the development of agricultural and high technology businesses in China.  During 2016, we received business tax exemptions or reductions, subsidies, and government incentives from the local tax administration due to being awarded numerous awards and accolades for being a high-tech company developing technologies with broad health and social benefit.

The Chinese government authorities may reduce or eliminate these high-tech industry tax incentives through new legislation or other regulatory actions at any time in the future.  Should we no longer be exempt from regular taxation, our applicable tax rate would increase from 15% to up to 25%, the standard business income tax rate in China.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterpart is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be valid. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making loans to our subsidiaries.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprise. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals began this registration process on March 8, 2010. If we use our stock or other equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M & A Regulations and Overseas Listings. On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope or the applicability of the CSRC approval requirement.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries. An offshore company may invest equity in a PRC company which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval of the authority which approved the initial investment. In addition, the increase in registered capital and the total investment amount must both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes which are subject to several PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, shareholder loans made by offshore parent holding companies to their PRC subsidiaries are to be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Stringent Environmental Regulations.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment.

We have incurred, and we will continue to incur, capital and operating expenditures to comply with these laws and regulations. We typically expend approximately $55 per acre to comply with environmental regulations. Upon expansion of our cultivation facilities, we would expect to spend at least that amount to continue to comply with environmental regulations.

Regulation of the Plant Growing Industry. The horticulture industry in the PRC is regulated by governmental agencies, including the Ministry of Agriculture, the Ministry of Commerce, the Ministry of Health, the General Administration of Quality Supervision, Inspection and Quarantine, and the State Environmental Protection Administration. These regulatory bodies have broad discretion and authority to regulate many aspects of the hog farming industry in China, including, without limitation, setting hygiene and quality standards. In addition, the regulatory framework in the PRC is evolving. If the relevant regulatory authorities set standards with which we are unable to comply or that increase our costs as to render our products non-competitive, our profitability and our ability to sell products in China may be impacted.

Each Chinese province requires horticulture operators to obtain and maintain a license for each farm owned and operated in that province. Currently, our cultivation facility is and is expected to remain located in Hainan Province.  We need to maintain our license to operate our current facility, and will need to obtain a license for any additional property we may acquire to increase our cultivation.

Intellectual Property

Trademarks. China has domestic laws to protect legal rights in copyrights, patents, trademarks and trade secrets. China has also signed on to all the world’s major intellectual property conventions, including:

·	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);
·	Paris Convention for the Protection of Industrial Property (March 19, 1985);
·	Patent Cooperation Treaty (January 1, 1994); and
·	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2001, and implementation rules adopted in 2002, protect registered trademarks. The Trademark Office of the State Administration of Industry and Commerce (“SAIC”) handles trademark registrations and grants trademark registrations for a term of ten years.

We have used the trade mark “Jufeel” and the logo   and  for various products commencing at various times since 2011. The trademarks have been registered in 22 classes with China’s SAIC Trademark Office, as follows.  The registrations are valid for ten-year periods expiring from 2021 to 2015, at which time each can be renewed for additional 10-year terms and 2012 until 2022.

3 -  Abrasives, cosmetics, beauty masks, perfume, essential oils, detergents, wrinkle creams, toothpaste, incenses

5 – Medicines for human purposes, medicine capsules, medicinal and chemical preparations, pharmaceuticals and pharmaceutical components, medicinal aloe preparations, antioxidants, injectables, air fresheners, pest control preparations, disinfecting wipes, medical health bags, dental impression materials

9 Computers, telephones, network communications equipment, video recorders, entertainment equipment connected to external displays, electronic chips, lifesaving equipment, alarms, glasses

10 – Medical apparatuses and instruments, dental equipment, medical x-ray equipment, hearing aids, medical pads, bottles, condoms, prostheses, orthopedic items, suture materials

11- Lamps, electric cookers, refrigeration, air conditioning, water supply, bathroom, disinfection and heating equipment and heating installations.

12-  Luggage carts, vehicle interior decorations, antiskid devices, windshields, land vehicle power plants, wheels, automobiles, bicycles, baby carriages

16- Printed publications, periodicals, staplers, pens

18 -  Fur covers, canes and harnesses.

20 – Nonmetallic containers for storage and transport, mirrors, bamboo craft, glass steel craft, non-metallic furniture parts

21- Porcelain ornaments, trash cans, drying racks

24 -  Fabrics, tapestries, carpets, towels, quilt covers, quilts, bed sheets, bed covers, household plastic covers, flags

25 -  Clothing, children’s garments, waterproof clothing, footwear, insoles, hats, socks, gloves, ties, belts

28 -  Toys, sports car, chess, sports balls, body training and sports apparatuses, skids, plastic tracks, flak jackets, fishing tackle

30 -   Chocolate drinks, candies, non-medical nutrition products, biscuits, pastries, starchy foods, ice cream

31 – Live animals, live poultry, live fish, trees, cereals, plants, fresh fruits, fresh vegetables, fodder and crustaceans.

35 -  Import/export agency, auctions, business management, advertising, sales promotions, trade fairs, advertising, accounting

36 -  Insurance, bank, capital investment, financial services, real estate agency, brokerage, surety

37 – Construction, interior remodeling, mechanical installation, maintenance and repair, painting services, disinfection

39 -  Transportation, goods delivery, transport brokerage, car rental, parking services, warehouse rental, energy distribution, courier services, sightseeing.

41 Education, training, academic seminars, television and theatrical productions, club services, amusement parks, zoos, book publishing, providing recreational facilities

42 – Engineering, technical and scientific research, R & D for others, geological surveys, packaging design, surveys, computer programming, internet search engines, website design and maintenance

43 Catering, restaurant, bar, hotel, accommodation, camping facilities, nursing homes, daycare, animal kennels

The registration is valid from 2012 until 2022.  As a registered trademark, “Jufeel” is exclusively owned by Kaifeng Jufeel Biotechnology Co. Ltd. for products within the range limited by Class No. 31; any identical or similar trademark may not be used on commodities involved in Class No. 31. Jufeel Kaifeng does not currently own any trademark on “Jufeel” outside of Class No. 31. In the event of trademark infringement, the SAIC has the authority to fine the infringer and to confiscate or destroy the infringing products. In addition to actions taken by SAIC, Jufeel Kaifeng would be entitled to sue an infringer for compensation.

We have the following issued or applied-for patents:

No.	Name of Innovation and Creation	Application No. or Patent No.	Date of Application	Applicant
1	A method for preparation of aloe concentrate juice for freeze drying	ZL200810031094.3	March 21, 2012	Kaifeng Jufeel Biological Technology Co., Ltd. (Patent for invention)
2	A method for preparing freeze-dried powder injection for promoting estrogen secretion by using aloe and notoginseng	ZL2013104489239	September 28, 2013	Kaifeng Jufeel Biological Technology Co., Ltd. (Patent for invention)
3	A method for preparing freeze-dried powder injection for the treatment of liver ascites tumor by using aloe and lucid ganoderma	ZL201310448919.2	September 28, 2013	Kaifeng Jufeel Biological Technology Co., Ltd. (Patent for invention)
4	A method of preparing freeze-dried powder injection for promoting estrogen secretion by using aloe and notoginseng	HK1190634	September 28, 2013	Kaifeng Jufeel Biological Technology Co., Ltd. (Patent for invention in Hong Kong)
5	A method for preparing freeze-dried powder injection for the treatment of liver ascites tumor by using aloe and lucid ganoderma	HK1190612	September 28, 2013	Kaifeng Jufeel Biological Technology Co., Ltd. (Patent for invention in Hong Kong)
6	A method for preparing freeze-dried powder injection for promoting estrogen secretion by using aloe and notoginseng	US2016/0143853A1	May 26, 2016	Kaifeng Jufeel Biological Technology Co., Ltd. (United States Utility Patent)
7	A method for preparing aloe injection freeze-dried powder injection by using aloe powder	201310405844.X	September 9, 2013	Kaifeng Jufeel Biological Technology Co., Ltd.
8	A method for preparing aloe injection by using aloe liquid	201310405920.7	September 9, 2013	Kaifeng Jufeel Biological Technology Co., Ltd.
9	A method for planting high-content O-acetyl aloe	201310576251. X	November 19, 2013	Hainan Zhongchen Biologic Engineering Co., Ltd. (Patent for invention)
10	A processing method for high-content O-acetyl aloe raw materials aloe products	201310576104.2	November 19, 2013	Hainan Zhongchen Biologic Engineering Co., Ltd. (Patent for invention)
11	A kind of aloe cutting and cleaning device	ZL201620103670.0	February 2, 2016	Hainan Zhongchen Biologic Engineering Co., Ltd. (Patent for utility models)
12	A kind of aloe flesh separation canning mechanism	ZL201620112920.7	February 4, 2016	Hainan Zhongchen Biologic Engineering Co., Ltd. (Patent for utility models)
13	A kind of process technology of high-content polysaccharide and O-acetyl aloe powder products	201410036579.7	January 26, 2014	Hainan Zhongchen Biologic Engineering Co., Ltd.
14	A kind of process technology of high-content polysaccharide and O-acetyl aloe condensed juice products	201410036666.2	January 26, 2014	Hainan Zhongchen Biologic Engineering Co., Ltd.
15	A kind of process technology of high-content polysaccharide and O-acetyl aloe liquid products	201410036669.6	January 26, 2014	Hainan Zhongchen Biologic Engineering Co., Ltd.

Business Trade Secrets.

We rely on Chinese business secret laws to protect our interests.  All our business processes have been developed internally.  We have taken several measures to maintain our formulations as a business secret under Chinese law. Notwithstanding these measures, if we are required to sue to protect our rights in the formulations, the ultimate determination of whether the formulations constitutes a business secret protected under Chinese law will be made on the facts of the case itself. We cannot guarantee that we will be found to have a business secret or that any court will protect our rights in the formulations.

Description of Property

There is no private ownership of land in China.  All land is owned by the PRC government on behalf of all Chinese citizens or collectively owned by farmers.  Land use rights can be granted or transferred with or without consideration upon approval by the PRC State Land Administration Bureau or its authorized branches.

Our principal executive offices are located 19/F, Building 3, Yabao Oriental International Plaza, 85 Jinshui East Road, Zhengzhou, Henan Province, PRC. Our new centralized administration offices and production facilities in the Kaifeng Jufeel Biotechnology Industrial Park are under construction and are expected to be complete by the second quarter of 2018. We are also in the process of negotiating for the long-term lease of additional cultivation acreage in Hainan.

The following table summarizes our real property interests as of the date of this prospectus:

Facility Location	Address	Operational Purpose	Area	Ownership Status and Term
Henan	19/F, Building 3, Yabao Oriental International Plaza, 85 Jinshui East Road, Zhengzhou	Office	1275.31 sq. meters 13,727 sq. feet	Lease from a related party*
Hainan	Yingtou Village Yangfeng Township, Meilan District, Hainan Province	Cultivation	250 mu	Lease until 10/1/2019
Hainan	Yangqin Village, Fushan Township, Chengmai, Hainan Province	Cultivation	800 mu	Lease until 2/28/2031
Hainan	Duncha Village Fushan Township, Chengmai, Hainan Province	Cultivation	800 mu	Lease until 12/08/2043
Hainan	99 Hainan Road, Haikou City, Hainan Province	Office and processing facility	1,900 sq. meters	Lease until 9/30/2021
Henan	Yuxing Road, Kaifeng, Henan Province	Principal Executive Offices and Marketing Center	13,727 sq. feet	Month-to-month lease
Henan	North of Longhai 3rd Road, Kaifeng, Henan Province	Future office, processing and warehouse**	75,334.5 sq. meters	Land grant until 9/30/2065

* The Company leases its administrative offices, consisting of 2,554 square meters of office space on two floors of a commercial office building owned by Mr. Zhang, its President and principal shareholder, and his spouse, Mrs. Guo Li. The lease is for a term of one year, renewable annually on each September 1.

** Under construction – estimated to be completed in second quarter of 2018.

Employees and Employment Agreements

We have 84 full-time employees, 39 of which are based at our corporate headquarters and marketing center in Zhengzhou, Henan Province, and 45 of which are based at our cultivation center and processing facility in Haikou City, Hainan Province. The employees of at least two of the Company’s PRC operating companies, Hainan ZhongChen Biologic Engineering Co., Ltd. and Kaifeng Jufeel Biological Technology Co., Ltd. have signed a typical PRC employment contract containing terms concerning government mandated health insurance, social insurance, employment injury insurance, unemployment, and maternity insurance provisions.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceeding. In January 2016, Zhongyuan Bank filed a claim against Kaifeng Jufeel in Kaifeng People’s Court on an unpaid balance due on a loan in the amount of RMB 16 million (approximately US $2.349 million).  The loan was made on September 11, 2015, and due December 10, 2015.  On July 5, 2016, the court ordered Kaifeng Jufeel to repay the loan, together with penalty interest, within 10 days. Kaifeng Jufeel paid the judgment by the end of November 2016.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

Our common stock is presently quoted on the OTC Pink Open Market tier of the OTC Markets Group, Inc. (“OTC Pink Market”) under the symbol “CNJG”.  There is currently no bid or ask price for the common stock, but the last sale price recorded was $130 per share on January 18, 2017.

On February 24, 2017, the Company changed its trading symbol, previously “BSHG”, to “CNJG” and effected a 1- for -500 reverse stock split. From the initial quotation of the Company’s common stock on June 13, 2014, only 72 shares traded.  Because trading has been sporadic and irregular, there is no established public trading market for our common equity.  As of December 21, 2017, there were approximately 177 record holders of our common stock. The following table provides historical trading information as adjusted for the February 2017 reverse stock split. Prices do not reflect retail mark-downs and commissions and may not reflect actual transactions. The last sale price of the common stock was $0.26 on February 23, 2017, prior to the effective date of the Company’s reverse stock split, or $130 as adjusted to reflect such split.

Calendar Quarter Ended	High Sales Price*	Low Sales Price*
December 31, 2016	$275.00	275.00
September 30, 2016	75.00	75.00
June 30, 2016	50.00	50.00
March 31, 2016	50.00	50.00
December 31, 2015	50.00	50.00
September 30, 2015	50.00	50.00
June 30, 2015	50.00	50.00
March 31, 2015	50.00	50.00

* The forgoing table provides historical trading information as adjusted for the reverse stock split. In other words, the stock sale transactions referenced below were not made at the referenced prices, but at prices 1/500th thereof, or $0.55 rather than $275, $0.15 rather than $75 and $0.10 rather than $50..

Dividends

 We have never declared or paid a cash dividend. Any decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

We have not adopted any compensatory or benefit plans  for the future issuance of our securities.

JUFEEL INTERNATIONAL GROUP

FINANCIAL STATEMENTS INDEX

CONSOLIDATED CONDENSED BALANCE SHEET AT SEPTEMBER 30, 2017 (unaudited)	F-31

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (unaudited)	F-32
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017(unaudited)	F-33

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS FOR THE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (unaudited)	F-34

NOTES TO CONSOLIDATED CONDENSED UNAUDITED FINANCIAL STATEMENTS	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jufeel International Group

We have audited the accompanying consolidated balance sheets of Jufeel International Group and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jufeel International Group and Subsidiaries, as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

December 22, 2017

F-2

Jufeel International Group and Subsidiaries
Consolidated Balance Sheets

(Amounts in US$)

	December 31,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$1,902,197	$105,455
Accounts receivable	57,561	17,238
Other receivables	1,153,051	1,049,739
Prepayments	803,825	1,074,452
Amounts due from related parties	13,680,609	1,823,372
Inventories, net	591,115	704,105
Total current assets	18,188,358	4,774,361
Non-current assets
Property, plant and equipment, net	3,138,418	2,218,664
Land use right, net	2,323,495	2,532,979
Long term prepayments and other non-current assets	2,028,850	2,317,687
Total non-current assets	7,490,763	7,069,330
Total assets	$25,679,121	$11,843,691

Liabilities and Equity
Current Liabilities
Income tax payable	$1,856,695	$1,384,633
Accounts payable	436,667	427,751
Deferred revenue and customer deposit	12,854,755	3,518,449
Amounts due to related parties	2,145,823	2,271,482
Short-term bank loan	-	667,827
Accrued expenses and other liabilities	2,630,346	1,714,751
Total current liabilities	19,924,286	9,984,893
Non-current liabilities
Deferred revenue, non-current	-	329,601
Total non-current liabilities	-	329,601
Total liabilities	19,924,286	10,314,494

Commitments and contingencies	-	-

Equity
Preferred stock (No par value, Unlimited number authorized, Issued and outstanding: none)	-	-
Common stock (No par value, Unlimited number authorized, 20,383,992 and 20,383,992 shares issued and outstanding as of December 31, 2016 and 2015, respectively)	-	-
Additional paid in capital	3,799,827	3,103,133
Statutory reserve	299,428	-
Retained earnings (accumulated deficit)	1,922,180	(1,880,679)
Accumulated other comprehensive (loss) income	(189,284)	85,404
Total Jufeel International Group’s shareholders’ equity	5,832,151	1,307,858
Non-controlling interests	(77,316)	221,339
Total Equity	5,754,835	1,529,197
Total liabilities and equity	$25,679,121	$11,843,691

See accompanying notes to the consolidated financial statements.

F-3

Jufeel International Group and Subsidiaries

Consolidated Statements of operations and Comprehensive Income (loss)

For the Years Ended December 31, 2016 and 2015

(Amounts in US$)

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2016	2015
Net revenue
Commission fee of exclusive distributorships	$2,599,475	$1,018,463
Product sale to third parties	7,265,315	3,372,607
Product sale to related parties	41,735	495,369
Total net revenue	9,906,525	4,886,439

Cost of revenue	1,938,561	1,217,291
Gross profit	7,967,964	3,669,148

Operating expenses:
Selling and marketing expenses	674,088	467,788
General and administrative expenses	2,219,723	2,150,310
Research and development expenses	310,897	269,945
Acquisition costs	-	642,221
Total operating expenses	3,204,708	3,530,264

Income from Operations	4,763,256	138,884

Other expenses	35,973	72,369

Income from operations before income taxes	4,727,283	66,515
Income tax expense	922,128	438,470
Net income (loss)	3,805,155	(371,955)
Net loss attributable to non-controlling interests	297,132	335,683
Net income (loss) attributable to Jufeel International Group	$4,102,287	$(36,272)
Net income (loss)	$3,805,155	$(371,955)
Other comprehensive income
Foreign currency translation loss	(274,688)	(80,714)
Comprehensive income (loss)	$3,530,467	$(452,669)

Earnings (loss) per share-basic	$0.149	$(0.002)
Earnings (loss) per share-diluted	0.149	(0.002)

Weighted average number of common stock outstanding-basic and diluted
Basic	27,517,296	20,383,992
Diluted	27,624,541	20,383,992

See accompanying notes to the consolidated financial statements.

F-4

Jufeel International Group and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2016 and 2015

(Amounts in US$)

	Attributable to Jufeel International Group’s Shareholders’ Equity
	Common Stock	Additional paid in capital	Statutory reserves	(Accumulated deficit) retained earnings	Accumulated other comprehensive income (loss)	Non-controlling Interests	Total Equity
Balance, January 1, 2015	20,383,992	3,103,133	-	(1,844,407)	166,118	576,573	2,001,417
Net loss for the year	-	-	-	(36,272)	-	(335,683)	(371,955)
Foreign currency translation adjustment	-	-	-		(80,714)	(19,551)	(100,265)
Balance, December 31, 2015	20,383,992	3,103,133	-	(1,880,679)	85,404	221,339	1,529,197
Share based compensation		696,694	-	-	-	-	696,694
Net income for the year	-	-	-	4,102,287	-	(297,132)	3,805,155
Foreign currency translation adjustment	-	-	-	-	(274,688)	(1,523)	(276,211)
Statutory reserve	-	-	299,428	(299,428)	-	-	-
Balance, December 31, 2016	20,383,992	3,799,827	299,428	1,922,180	(189,284)	(77,316)	5,754,835

See accompanying notes to the consolidated financial statements.

F-5

Jufeel International Group and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

(Amounts in US$)

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2016	2015
Cash Flows From Operating Activities
Net income (loss)	$3,805,155	$(371,955)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	115,662	107,067
Amortization expense	136,280	218,915
Loss on disposal of property and equipment	25	2,002
Share based compensation expenses	395,318	-
Inventory impairment	25,312	-
Written off of prepayments	626,213	1,115,561
Deferred income tax	(3,111)	-
Changes in operating assets and liabilities:
Accounts receivable	(43,263)	119,660
Other receivables	(177,970)	(986,840)
Prepayments	(100,553)	(405,873)
Amounts due from related parties	(11,327,002)	4,215,675
Inventories	45,690	270,530
Accounts payable	37,866	344,794
Income taxes payable	585,438	(515,495)
Deferred revenue and customer deposit	9,663,232	681,191
Amount due to related parties	20,397	(1,426,219)
Accrued expenses and other current liabilities	1,401,432	495,683
Net cash provided by operating activities	5,206,121	3,864,696

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(1,341,091)	(2,243,234)
Purchases of land use right	-	(912,350)
Return of acquisition deposit	-	160,555
Loans to related parties	(2,711,696)	(2,004,163)
Net cash used in investing activities	(4,052,787)	(4,999,192)

Cash Flows From Financing Activities
Proceeds from short-term bank loans	-	2,970,271
Repayment of short-term bank loans	(652,880)	(2,274,007)
Borrowings from a third party	-	160,555
Repayment of borrowings from a third party	(150,551)	-
Borrowing from a related party	1,533,604	266,522
Net cash provided by financing activities	730,173	1,123,341

Effect of exchange rate fluctuation on cash and cash equivalents	(86,765)	(6,657)

Net increase (decrease) in cash and cash equivalents	1,796,742	(17,812)
Cash and cash equivalents, beginning of year	105,455	123,267
Cash and cash equivalents, end of year	$1,902,197	$105,455

Supplemental disclosure information:
Cash paid for income tax expense	$339,801	$953,965
Cash paid for interest expense	$106,061	$30,066

 Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment financed by other payables	$	$180,192	$35,322
Share based compensation recorded in prepayments	$	$301,376	$-

See accompanying notes to the consolidated financial statements.

F-6

Jufeel International Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in US$ unless otherwise noted)

NOTE 1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Organization and description of business

Jufeel International Group (the “Company” or “Jufeel Wyoming”) was incorporated on July 27, 2017 under the laws of the state of Wyoming, United States of America as a wholly-owned subsidiary of Jufeel International Group, Inc., an Oklahoma Corporation (“Jufeel Oklahoma”) incorporated on July 20, 2017. On August 22, 2017, the Company merged with Jufeel Oklahoma.  The shareholders of Jufeel Oklahoma became the shareholders of Jufeel Wyoming on a one-for-one basis with Jufeel Wyoming the surviving entity. Mr. Rongxuan Zhang, the president and CEO of the Company (“Mr. Zhang”), was the controlling shareholder of both entities before and after the merger. Neither entity had business operations prior to or after the merger until the Reorganization as described below.

Jufeel Holdings Co., Ltd. (“Jufeel Holdings”) was established in the British Virgin Islands (“BVI”) on May 10, 2017 by Mr. Zhang.

Ivan International Biology Limited. (“Ivan International”) was established as an Investment Holding Company by Mr. Zhang in Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”) on April 23, 2015.

Kaifeng Ivan King Biotechnology Co., Ltd. (“Ivan King” or “WFOE”) was established as a wholly foreign owned enterprise on August 09, 2017 in Beijing, the PRC by Ivan International. Ivan King is principally engaged in providing related technical supports and business consulting services to its VIE.

Kaifeng Jufeel Biotech Co, Ltd. (“Kaifeng Jufeel”) was incorporated on August 05, 2011 registered in Kaifeng, Henan Province, under the laws of the PRC with a principal office in Zhengzhou, Henan. Mr. Zhang was the ultimate controlling shareholder of Kaifeng Jufeel.

Hainan Zhongchen Biological Engineering Co, Ltd. (“Hainan Zhongchen”), was incorporated on July 03, 2001 in Haikou, Hainan Province, under the laws of the PRC by former independent third parties. In the year 2012, the 70% ownership interest of Hainan Zhongchen was transferred to Jufeel Technology and Trading Co., Ltd., a company which was controlled by Mr. Zhang and Mr. Zhang became the ultimate controlling shareholder of Hainan Zhongchen. In October 2016, the 70% ownership interest of Hainan Zhongchen owned by Jufeel Technology and Trading Co., Ltd. was transferred to Kaifeng Jufeel. As the result, the transfer of the 70% ownership interest was accounted as business combination under common control.

Suzhou Yihuotong E-business Co, Ltd (“Suzhou Yihuotong”) was incorporated on August 10, 2016 registered in Suzhou, Jiangsu Province, under the laws of the PRC, a wholly owned subsidiary of Kaifeng Jufeel.

Wuxi Jufeel PMAS Life Technology Co, Ltd (“Wuxi Jufeel”) was incorporated on October 11, 2016 registered in Suzhou, Jiangsu Province, under the laws of the PRC.  The shareholders Mrs. Zhang Yi, Henan Jufeel Technology Investment Co., Ltd. and Mr. Lu Dajie hold 70%, 10% and 20% of Wuxi Jufeel’s ownership interest, respectively. Mrs. Zhang Yi and Henan Jufeel Technology Investment Co., Ltd. have signed a share entrustment agreement with Kaifeng Jufeel to state that they hold the equity interest in Wuxi Jufeel on behalf of Kaifeng Jufeel. In this regard, Kaifeng Jufeel owns 80% equity interest in Wuxi Jufeel.

Changzhou Jufeel PMAS Aloe Biotechnology Co, Ltd. (“Changzhou Jufeel”) was incorporated on May 23, 2017 registered in Changzhou, Jiangsu Province, under the laws of the PRC, a wholly owned subsidiary of Kaifeng Jufeel.

Reorganization

After the merger between Jufeel Wyoming and Jufeel Oklahoma described above, the Company undertook a reorganization (“Reorganization”) and became the ultimate holding company of Jufeel Holdings, Ivan International, and WFOE, which were all controlled by the same shareholder, Mr. Zhang, before and after the Reorganization.

The above mentioned transactions were accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Effective on July 27, 2017, shareholders of Kaifeng Jufeel and WOFE entered into a series of contractual agreements (‘‘VIE Agreements’’ which are described below). As a result, the Company, through its wholly owned subsidiaries Ivan King, identify Kaifeng Jufeel as a VIE and has been determined to be the primary beneficiary of Kaifeng Jufeel. Accordingly, the Company consolidates Kaifeng Jufeel’s operations, assets and liabilities.

The VIE arrangements:

In order to comply with PRC laws and regulations which prohibit foreign control of companies in certain industries, effective control over Kaifeng Jufeel was transferred to Ivan King (the wholly-owned subsidiary of the Company) through a series of contractual arrangements without transferring legal ownership in Kaifeng Jufeel. As a result of these contractual arrangements, Ivan King maintained the ability to approve decision made by Kaifeng Jufeel and was entitled to substantially all of the economic benefits of Kaifeng Jufeel. Therefore, the Company is considered the primary beneficiary of Kaifeng Jufeel and has consolidated Kaifeng Jufeel’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

•

Agreements that transfer economic benefits to Ivan King

Business Operations Agreement. Pursuant to the terms of a business operations agreement dated July 27, 2017, between Ivan King and the shareholders of Kaifeng Jufeel, being Mr. Zhang (49%) and Henan Jufeel Technology Investment Co., Ltd. (51%), a company which was controlled by Mr. Zhang (the “Business Operations Agreement”), Kaifeng Jufeel and their shareholders agreed to entrust the operations and management of its business to Ivan King. According to the Business Operations Agreement, Ivan King possesses the full and exclusive right to manage Kaifeng Jufeel’s operations, assets and personnel, and Kaifeng Jufeel shall pledge to Ivan King all of its assets, including accounts receivable, and the latter has the obligation to guarantee all of the obligations of the former. The Business Operations Agreement has a ten year term but may be terminated earlier if (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kaifeng Jufeel; or (iii) Ivan King acquires all of the assets or equity of Kaifeng Jufeel (as more fully described below under “Exclusive Option Agreement”).

Exclusive Consulting and Service Agreement. Pursuant to the terms of an exclusive consulting and service agreement dated July 27, 2017, between Ivan King and Kaifeng Jufeel (the “Service Agreement”), Ivan King is the exclusive technology consulting service provider to Kaifeng Jufeel. Kaifeng Jufeel agreed to pay Ivan King all fees payable for technology which may be developed or owned by Ivan King. The Service Agreement shall remain in effect for ten years or until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kaifeng Jufeel; or (iii) Ivan King acquires Kaifeng Jufeel (as more fully described below under “Exclusive Option Agreement”).

•

Agreements that provide Ivan King effective control over Kaifeng Jufeel

Shareholder’s Voting Proxy Agreement. Pursuant to the terms of certain shareholder’s voting proxy agreements dated July 27, 2017, between Ivan King and each of the shareholders of Kaifeng Jufeel (the “Shareholder’s Voting Proxy Agreements”), the shareholders of Kaifeng Jufeel irrevocably appointed Ivan King as their proxy to exercise on such shareholders’ behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kaifeng Jufeel, including the appointment and election of directors of Kaifeng Jufeel. The Shareholder’s Voting Proxy Agreements have a term of 10 years, and will be mutually extended on each 10-year anniversary; provided, that in the event of the termination of the Business Operations Agreement, the Shareholder’s Voting Proxy Agreements will automatically terminate.

Exclusive Equity Option Agreement. Pursuant to the terms of an exclusive option agreement dated July 27, 2017, between Ivan King, Kaifeng Jufeel, and the shareholders of Kaifeng Jufeel (the “Exclusive Option Agreement”), the shareholders of Kaifeng Jufeel granted Ivan King (or its designee) an irrevocable and exclusive purchase option (the “Option”) to acquire Kaifeng Jufeel’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. The Option is exercisable at any time at Ivan King’s discretion so long as such exercise and subsequent acquisition of Kaifeng Jufeel does not violate PRC law. The consideration for the exercise of the Option shall be the registered capital of Kaifeng Jufeel. Ivan King may transfer all rights and obligations under the Exclusive Option Agreements to a third party. The Exclusive Option Agreement may be terminated by Ivan International if its exercise becomes prohibited by law.

Equity Interest Pledge Agreement. Pursuant to the terms of an equity interest pledge agreement dated July 27, 2017, between Ivan King and the shareholders of Kaifeng Jufeel (the “Pledge Agreement”), the shareholders of Kaifeng Jufeel pledged all of their equity interests in Kaifeng Jufeel to Ivan King including the proceeds thereof, to guarantee all of Ivan King's rights and benefits under the Business Operations Agreement, the Exclusive Option Agreements, and the Shareholder’ Voting Proxy Agreements. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Ivan King's prior written consent. The Pledge Agreements may be terminated only upon the written agreement of the parties, and expire two years after the last to terminate of any of the other named agreements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•

revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

•

discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

•

limit the Group’s business expansion in China by way of entering into contractual arrangements;

•

impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

•

require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

•

restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or its VIE.

The interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in its capacity as beneficial owners and directors of the VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense and net income presented on consolidated statements of income and comprehensive income (loss) as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and its subsidiaries. The Company has not provided any financial support to Kaifeng Jufeel for the years ended December 31, 2016 and 2015. The assets and liabilities of the consolidated VIE as of December 31, 2016 and 2015 are listed below:

	December 31,	December 31,
	2016	2015
Current assets	$17,886,982	$4,774,361
Non-current assets	7,490,763	7,069,330
Total assets	25,377,745	11,843,691
Current liabilities	19,924,286	9,984,893
Non-current liabilities	-	329,601
Total liabilities	19,924,286	10,314,494

Details of the subsidiaries and VIE of the Company are set out below:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Wholly owned subsidiaries
Jufeel Holdings	May 10, 2017	British Virgin Islands	100%	Investment holding
Ivan International	April 23, 2015	Hong Kong	100%	Investment holding
Ivan King	August 09, 2017	PRC	100%	Consultancy service
Variable Interest Entity (“VIE”)
Kaifeng Jufeel	August 05, 2011	PRC	VIE	Aloe product and distributorship sales
VIE’s subsidiaries
Hainan Zhongchen	July 03, 2001	PRC	70% owned by Kaifeng Jufeel	Aloe material sales
Suzhou Yihuotong	August 10, 2016	PRC	100% owned by Kaifeng Jufeel	Aloe product and distributorship sales
Wuxi Jufeel	October 11, 2016	PRC	80% owned by Kaifeng Jufeel	Aloe product sales
Changzhou Jufeel	May 23, 2017	PRC	100% owned by Kaifeng Jufeel	Aloe product sales

NOTE2.	LIQUIDITY

As of December 31, 2016, the Company had $1,902,197 in cash and cash equivalents from VIE and its subsidiaries. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately $1,735,928 as of December 31, 2016. In addition the Company has lease commitment of $1,443,867 as of December 31, 2016, of which $310,836 was within one year and capital commitment of $9,839,251, not all of which will due within one year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company’s principal sources of liquidity have been cash provided by operating activities, as well as support and advances from related parties. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to maintain profitability and continue growth for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to maintain profitability.

The Company will focus on improving operation efficiency and cost reduction, developing core cash-generating business and enhancing marketing function. Actions include sales of new products with higher margin, developing enterprise customers with larger demand, suspending the purchase of the production equipment if needed, as well as create synergy of the Company’s resources.

The Company believes that available cash and cash equivalents, the cash provided by operating activities, together with actions as sales of new products with higher margin, developing enterprise customers with larger demand, suspending the purchase of the production equipment and create synergy of the Company’s resources, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the equipment purchase for the new factories under construction, suspending the pursuit of its business plan and controlling overhead expenses. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE3.	SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and have been consistently applied.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE from the date January 1, 2015 through December 31, 2016. All inter-company transactions and balances have been eliminated upon consolidation.

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the Company.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include provision for doubtful accounts, inventory reserve, share based compensation, income taxes and recoverability of carrying amount and the estimated useful lives of long-lived assets.

d.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

f.	Inventory

The Company values its inventories at the lower of cost or market price. Market price is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.

Inventory reserves are provided to cover risks arising from slow-moving items. The Company writes down the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Any idle facility costs or excessive spoilage are recorded as current period charges.

Hainan Zhongchen used weighting average method for its finished goods and first in first out method for other inventories. Kaifeng Jufeel and its other subsidiaries used first in first out method for inventories.

The impairment charged for the years ended December 31, 2016 and 2015 was $25,312 and nil, respectively.

g.	Research and development expenditures

Research and development expenditures include salaries, wages and other costs of personnel engaged in research and development, costs of services performed by others for research and development on our behalf are expensed when incurred.

h.	Property, plant and equipment

Property and equipment are recorded at cost less accumulated depreciation with no residual value. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Machinery and equipment	3-11 years
Furniture and office equipment	3-10 years
Motor vehicles	4-8 years
Building and improvements	10-20 years

When office equipment and electronic devices are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon.  Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term. Construction in progress is related to the construction or development of property (including land) and equipment that have not yet been placed in service for our intended use. Depreciation for equipment commences once it is placed in service and depreciation for buildings and amortization of leasehold improvements commences once they are ready for our intended use. Construction in progress represents capital expenditures for direct costs of construction or acquisition and design fees incurred, and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

i.	Land use right

Land use rights are stated at cost less accumulated amortization.  Amortization is recorded using the straight-line method over their 50 year useful lives. All land in China is owned by the Chinese government. The government in China, according to law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in China are considered to be leasehold land under lease and are stated at cost less accumulated amortization.

j.	Long-Lived Assets

Certain assets such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets that are held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value of the asset. No impairment was recognized for the years ended December 31, 2016, and 2015.

k.	Revenue recognition

The Company recognizes revenue in accordance with Accounting Standard Codification (“ASC”) 605, Revenue Recognition. Revenues are recognized when the four of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the title and risk of loss have passed, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. Amounts received for undelivered merchandise are recorded as deferred revenue.

The Company requires the distributors/agents to pay a membership fee in exchange for the exclusive right to sell its products in a defined geographic area. Membership fees are deferred and amortized as commission revenue on a straight-line basis over the life of membership of distributorship.

The sales of aloe products are derived principally from providing aloe products to customers, including both enterprise customers, end users and the sales distributors/agents.

(a)The Company recognizes revenue when the products were delivered and accepted by the enterprise customers and end users.

(b)The Company recognizes revenue upon the products were delivered, which is when title and risk and rewards of ownership have passed to the distributors/agents. Discounts provided were recorded as deduction of net sales.

Taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including value-added, and tax surcharge, are presented on a net basis (excluded from net sales).

l.	Advertising, Sales and Marketing Costs

Advertising, sales and marketing costs consist primarily of costs for the promotion of corporate image and product marketing. The Company expensed all marketing and advertising costs as incurred.

m.	Shipping and handling costs

The Company expenses the shipping and handling costs in conjunction with sale of its products as incurred and the shipping and handling costs is included as part of selling and marketing expenses. Total shipping and handling costs were $203,418 and $192,069 for the years ended December 31, 2016 and 2015, respectively.

n.	Share-based compensation

The Company grants restricted common stock awards to eligible employees and fully vested common stock to non-employees and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees respectively.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses over the requisite service period, which is the vesting period.

All transactions in which goods or services from non-employees are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Non-employees’ share-based awards are measured at fair value at the earlier of the commitment date or the date the services are completed.

The fair value of the non-vested ordinary shares were assessed using discounted cash flow method under income approach, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumptions. Significant estimates and assumptions used were including revenue growth rate, terminal growth rate, and discount rate.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

o.	Income taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

F-14

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

p.	Value added taxes (“VAT”)

The Company is subject to VAT at the rate of 17% on sales of its products, 13% on sales of the agricultural products and at the rate of 6% of its distributorship revenue. The Company is also subject to surcharges, which includes urban maintenance and construction taxes and additional education fees on VAT payments in accordance with PRC law. Therefore, for the years ended December 31, 2016 and 2015, the Company’s product sales revenues are subject to VAT at a rate of 17% and 13%, distributorship revenue at a rate of 6%, after deducting the VAT paid for the services purchased from suppliers. The surcharges is at the rate of 12% of the VAT, depending on which tax jurisdiction the Company’s PRC operating subsidiaries and the VIE operate in.  As of December 31, 2016 and 2015, the payable balances for VAT was $1,124,385 and $220,406, respectively, recorded in accrued expenses and other liabilities.

q.	Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

r.	Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.  The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date.  Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders' equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  The resulting exchange differences are included in the determination of net loss of the combined financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2016	6.9370	6.6423
12/31/2015	6.4936	6.2284
12/31/2014	6.1190	6.1428

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

s.	Statutory Reserve

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (determined under the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund; (ii) enterprise expansion fund; and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective companies. Appropriations to the other two reserve funds are subject to discretion of respective companies.

t.	Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	Years ended December 31,
	2016	2015

Numerator:
Net income (loss) attributable to Jufeel International Group	4,102,287	(36,272)
Denominator:
Weighted-average shares outstanding: -Common stock issued and outstanding	20,383,992	20,383,992
-Fully vested shares issuable common stock to non-employees under share based compensation (Note 15)	7,133,304	-
Denominator for basic earnings (loss) per share	27,517,296	20,383,992
- Dilutive effects of restricted commons stocks to employees under share based compensation (Note 15)	107,245		-
Denominator for diluted earnings (loss) per share	27,624,541	20,383,992
Basic income (loss) per share	0.149	(0.002)
Diluted income (loss) per share	0.149	(0.002)

u.	Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

v.	Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments. The Company’s reportable segments are based on products, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company has two reportable segments in 2015 and 2016.

w.	Fair Value Measurements

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

There were no transfers between level 1, level 2 or level 3 measurements for the years ended December 31, 2016 and 2015.

 As of December 31, 2016 and 2015, none of the Company’s nonfinancial assets or liabilities was measured at fair value on a nonrecurring basis.

The carrying values of the Company’s financial assets and liabilities, including cash and cash equivalents, accounts receivables, accounts payable and Short-term bank loan , are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rate approximates current rates available.

x.	JOBS Act Accounting Election

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, the financial statements may not be comparable to companies that comply with public company effective dates.

y.	Recently adopted accounting pronouncements

In February 25, 2016, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years (i.e., January 1, 2020, for a calendar year entity). Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory." Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard (Topic 606) will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to correlate with the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year, while allowing a company to adopt the new revenue standard early but not before the original effective date.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the new revenue standard. ASU No. 2016-08 specifically provides clarification around performance obligations for goods or services provided by another entity, assisting in determining whether the entity is the provider of the goods or services, the principal, or whether the entity is providing for the arrangement of the goods or services, the agent.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU No. 2016-10 provides guidance around identifying whether promised goods or services are distinct and separately identifiable, whether promised goods or services are material or immaterial to the contract, and whether shipping and handling is considered an activity to fulfill a promise or an additional promised service. ASU No. 2016-10 also provides guidance around an entity's promise to grant a license providing a customer with either a right to use or a right to access the license, which then determines whether the obligation is satisfied at a point in time or over time, respectively.

In May 2016, the FASB issued ASU No. 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which rescinds various standards codified as part of Topic 605, Revenue Recognition in relation to the future adoption of Topic 606. These rescissions include changes to topics pertaining to revenue and expense recognition including accounting for shipping and handling fees and costs and accounting for consideration given by a vendor to a customer.

In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”). ASU 2016-12 and ASU 2016-20 do not change the core principle of the guidance in Topic 606. Rather, ASU 2016-12 and ASU 2016-20 affects only certain narrow aspects of Topic 606.

In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.

In November 2017, the FASB issued ASU No.2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (“ASU 2017-14”), including the Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 116 and SEC Release No. 33-10403.

The above Topic 606 related standards will be effective for us on January 1, 2019 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

Management is developing an adoption plan based on which the Company is in the process of evaluating the effects of adopting Topic 606, including the selection of the adoption method, the identification of differences using sample contracts, if any, from the application of current revenue recognition standard and the impact of such differences, if any, on its consolidated financial statements.

No other recently issued accounting standards are expected to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 4. SIGNIFICANT RISKS

Foreign currency risk

The Company’s operations are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC, and by changes in governmental policies or interpretations with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities which is an off-balance sheet financial instrument.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company places its cash with financial institutions, which management believes are of high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers.

NOTE 5	OTHER RECEIVABLES

	December 31,	December 31,
	2016	2015
Supporting fund to agents	$865,504	$924,603
Staff advance	84,656	91,387
Others	202,891	33,749
Other receivables	$1,153,051	$1,049,739

The supporting fund to agents is the money provided to individual agents to develop market for their sales channel. The balance was fully collected on October 30, 2017.

NOTE 6.	PREPAYMENTS

	December 31,	December 31,
	2016	2015
Prepayments for inventory purchase	$434,227	$958,404
Prepaid service fee and others	369,598	116,048
Prepayment	803,825	1,074,452

Prepayments for inventory purchase included an advance made to a third party aloe leaves vendor. Amount of $626,213 and $473,340 was written off during the years ended December 31, 2016 and 2015 respectively due to the estimated recovery.

The Company entered into an agreement with a third party and paid approximately $813,961 to the counter-party as deposit for acquisition in 2014. In 2015, the acquisition has been cancelled by both parties, and the counter-party returned approximately $160,555 to the Company and refused to return the remaining amount according to the agreement. The Company wrote off the balance during 2015.

NOTE 7.	INVENTORIES, NET
	December 31,	December 31,
	2016	2015
Raw materials	$58,527	$53,406
Packaging materials	36,669	30,950
Finished goods	248,138	214,628
Work in progress	247,781	405,121
Inventories	$591,115	$704,105

NOTE 8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:

	December 31,	December 31,
	2016	2015
Machinery and equipment	$1,328,071	$1,396,628
Furniture and office Equipment	402,066	382,002
Motor vehicles	135,608	144,868
Building and improvements	261,853	266,716
	2,127,598	2,190,214
Less: accumulated depreciation	(1,666,500)	(1,662,813)
	461,098	527,401
Add: construction in process	2,677,320	1,691,263
Property, plant and equipment, net	$3,138,418	$2,218,664

Depreciation expense for the years ended December 31, 2016 and 2015 was $115,662 and $107,067 respectively.

Construction in progress represented the Company’s new factories and office building in Kaifeng, Henan Province, PRC. It is expected to be completed in the first quarter of year 2018 with estimating total construction cost about $19.0 million and placed in service in the second quarter of year 2018.

The Company has not obtained all required construction permits in accordance with Article 64 of the Urban and Rural Planning Law in China, however, the Company have received a waiver letter from local government.

NOTE 9.	LAND USE RIGHT

In year 2015, the Company received land use right for a period of 50 years with land sizes of approximately 75,335 square meters, of industrial land in Kaifeng, China from Henan Kaifeng Municipal People’s Government. The Company paid approximately $2.5 million for the land use right. Payment amount included land transfer tax and other fees. This land use right is being used for the Company’s buildings and new manufacturing operations in China. Upon the 50-year expiration of the land use right, the Company will be required to bid again to obtain an extension of these rights.

The following summarizes Land Use Right:

	December 31,	December 31,
	2016	2015
Land use right, cost	$2,379,005	$2,541,450
Less: accumulated amortization	(55,510)	(8,471)
Land use right, net	$2,323,495	$2,532,979

The Land Use Right was recorded at cost and is being amortized on a straight-line basis over its 50-year useful life. Amortization expense for the years ended December 31, 2016 and 2015 was $49,691 and $8,832 respectively. The Company expects to record annual amortization expense of approximately $47,580 for each of the five succeeding years.

The land use right was frozen by the government during December 17, 2015 to December 28, 2016 due to the Company’s late tax payments.

NOTE 10.	LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

	December 31,	December 31,
	2016	2015
Construction related prepayments	$910,336	$1,057,195
Prepaid farmlands lease	1,097,014	1,260,492
Deferred tax assets	2,979	-
Others	18,521	-
Long term prepayments and other non-current assets	$2,028,850	$2,317,687

Construction related prepayments mainly consisted of the prepayments related to the construction in progress of Company’s new factories and office building (see Note 8).

The Company prepaid the lease of farmlands for cultivation of aloe plant with the contract term 5 to 30 years.  Amortization for prepaid farmland lease is recorded using the straight-line method during the contract period. Amortization expense for prepaid farmlands lease and others for the years ended December 31, 2016 and 2015 was $86,589 and $210,083 respectively. The accumulated amortization for prepaid farmland lease was $295,519 and $227,126 as of December 31, 2016 and 2015, respectively.

NOTE 11.	SHORT-TERM BANK LOAN

As of December 31, 2015, the bank borrowing was for working capital from Zhongyuan Bank and was secured by personal guarantees executed by Mr. Zhang and other three independent third parties and individuals. The independent third parties and individuals provided the guarantee as they introduced the Company to the bank to earn the commission fee from the bank. The loan borrowed from Zhongyuan Bank with the principle of $2,463,965 and annual interest rate of 8.28%. The loan period was from September 11, 2015 to December 10, 2015.

At the end of the loan period, the Company has not fully paid the loan balance. Kaifeng Jufeel was sued in Kaifeng People's Court in January 2016 by Zhongyuan Bank on the unpaid balance of this loan. On July 5, 2016, the court ordered Kaifeng Jufeel to repay the loan, together with penalty interest, within 10 days. The judgment was paid by the end of November 2016.

Interest expense for the years ended December 31, 2016 and 2015 was $76,202 and $32,565 respectively.

NOTE 12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2016	2015
Employee reimbursement payables	$121,747	$196,155
Other tax payables	1,385,923	324,198
Rental payables	759,454	828,734
Construction related payables	209,295	39,269
Others	153,927	326,395
Accrued expenses and other liabilities	$2,630,346	$1,714,751

Others mainly consisted of freight payables, interest payables and balance of advance from a third party.

NOTE 13.	DEFERRED REVENUE AND CUSTOMER DEPOSIT

	December 31,	December 31,
	2016	2015
Deferred revenue, current	$6,078,514	$1,035,480
Customer deposit for product sale	6,776,241	2,482,969
Deferred revenue and customer deposit	$12,854,755	$3,518,449
Deferred revenue, non-current	$-	$329,601

Deferred revenue represented the commission of membership of exclusive distributorship which was not amortized as commission revenue as of the balance sheet dates.

NOTE 14.	RELATED PARTY BALANCE AND TRANSACTIONS

a.

 Balance

For the years ended December 31, 2016 and 2015, the Company’s balances of due from related parties as follow:

	December 31,	December 31,
	2016	2015
Henan Jufeel Technology Investment Co., Ltd. (i) (a)	$12,123,708	$1,087,938
Mr. Zhang (b)	1,344,592	564,781
Jufeel Technology and Trading Co., Ltd. (i) (c)	144,155	153,998
Henan Jufeel Industrial Co., Ltd (i) (d)	22,940	-
A, sales director of Kaifeng Jufeel (e)	38,922	15,400
B, general manager of Hainan Zhongchen and who held 30% ownership interest of Hainan Zhongchen (e)	1,220	1,255
C, general manager of Wuxi Jufeel and who held 20% ownership interest of Wuxi Jufeel (e)	5,072	-
Amount due from related parties	$13,680,609	$1,823,372

(a)

As of December 31, 2016, the balance due from Henan Jufeel Technology Investment Co., Ltd mainly consisted of sales proceeds collected on behalf of Kaifeng Jufeel with the amount of $11,926,781, loans from Kaifeng Jufeel with the amount of $5,150,929 and payments on behalf of Kaifeng Jufeel with the balance of $4,954,002. As of December 31, 2015, the balance due from Henan Jufeel Technology Investment Co., Ltd mainly consisted of loans from Kaifeng Jufeel with the amount of $2,729,640 and payments on behalf of Kaifeng Jufeel with the balance of $1,641,702.

(b)

As of December 31, 2016, the balance due from Mr. Zhang mainly consisted of payments on behalf of Mr. Zhang by Kaifeng Jufeel with the balance of $1,343,871 and loans from Kaifeng Jufeel with the amount of $721. As of December 31, 2015, the balance due from Mr. Zhang consisted of payments on behalf of Mr. Zhang by Kaifeng Jufeel with the balance of $564,781.

(c)

The balances represented loans provided to the related party by Hainan Zhongchen.

(d)

The balance represented payment on behalf of the related party by Kaifeng Jufeel.

(e)

These balances were advance to these individuals from the Company for the Company’s operation purpose.

For the years ended December 31, 2016 and 2015, the Company’s balances of due to related parties as follows:

	December 31,	December 31,
	2016	2015
Jufeel Technology and Trading Co., Ltd. (i) (a)	$1,182,715	$1,263,473
Henan Jufeel Technology Investment Co., Ltd. (i) (b)	747,392	555,254
Mr. Zhang (c)	98,279	104,990
Mrs. Guo Li (ii) (c)	42,247	42,665
A, sales director of Kaifeng Jufeel (c)	68,113	-
C, general manager of Wuxi Jufeel and who held 20% ownership interest of Wuxi Jufeel (c)	5,045	-
D, director of Hainan Zhongchen (c)	1,830	305,100
E, COO of the Company (c)	202		-
Amount due to related parties	$2,145,823	$2,271,482

(a)

The balance represented loans provided to Kaifeng Jufeel by  Jufeel Technology and Trading Co., Ltd.

(b)

The balance due to Henan Jufeel Technology Investment Co., Ltd. mainly consisted of advance received by Hainan Zhongchen for aloe products.

(c)

These balances were mainly advance to the Company for the Company’s operation purpose.

(i)

These Companies are under common control of Mr. Zhang.

(ii)

The spouse of Mr. Zhang.

a.

Transactions

1.

Collection sales proceeds on behalf of Kaifeng Jufeel

During December 10, 2015 to December 13, 2016, as the basic bank account of Kaifeng Jufeel was frozen by government due to late tax payment, the bank accounts of Mr. Zhang and Henan Jufeel Technology Investment Co., Ltd. was used to collect sales proceeds on behalf of Kaifeng Jufeel. The total amount of sales proceeds collected by the related parties during the year 2016 amounted to $12,456,006. There were no sales proceeds collected by the related parties during the period from December 10, 2015 to December 31, 2015. After the Company paid the taxes and the late payment penalties, the restrictions on the basic bank account was lifted on December 13, 2016.

2.

Payment on behalf of Kaifeng Jufeel in daily operation

During the year 2016 and 2015, Henan Jufeel Technology Investment Co., Ltd. and Mr. Zhang paid on behalf of the Company for daily operation expenses totaling $1,183,900 and $1,720,052 respectively.

3.

Payment on behalf of Kaifeng Jufeel for others

During the year 2016 and 2015, Henan Jufeel Technology Investment Co., Ltd. and Mr. Zhang paid on behalf of Kaifeng Jufeel for the repayment of loans and to construction vendors $1,533,604 and $266,522 respectively.

4.

Loans to related parties

During the year 2016 and 2015, the Company lent to Jufeel Technology and Trading Co., Ltd. and Mr. Zhang $2,711,696 and $2,004,163 respectively. All the loans were no interest bearing and due on demand.

5.

Sales to related parties

During the year 2016 and 2015, the Company sales product to Henan Jufeel Technology Investment Co., Ltd and other related parties totaled $41,735 and $495,369 respectively.

6.

Lease from related parties

Starting from the year 2015, the Company leased two floors of office building from Mr. Zhang and Mrs. Guo Li. The contracts were from September 1, 2015 with the annual rent of approximate $238,546 and will be renewed annually.

Starting from the year 2015, the company leased four vehicles from Mr. Zhang. The contract was from January 1, 2015 to December 31, 2016 with the annual rent of approximate $108,380 and will be renewed annually.

Expense from these leases recorded during the years ended December 31, 2016 and 2015 was $346,926 and $200,613 respectively.

7.

Guarantee provided to a related party

At December 31, 2016 and 2015, the Company had guaranteed bank loan of Henan Jufeel Technology Investment Co., Ltd. borrowed from Henan Rural Credit Cooperatives with the amount of $4,036,327 and $4,311,938, respectively. Subsequently on October, 23, 2017, Henan Jufeel Technology Investment Co., Ltd. has fully paid the loan balance and the guarantee has been released.

8.

Subsequent net off and settlement

Subsequently in year 2017, Jufeel Technology and Trading Co., Ltd., Henan Jufeel Technology Investment Co., Ltd., Henan Jufeel Industrial Co., Ltd, Mr. Zhang and Mrs. Guo Li have reached an agreement to net off and settle the balances as of September 30, 2017 with the Company.

Related parties balances as of September 30, 2017 involved in settlement are presented in the following table:

Due from related parties:

September 30, 2017
Henan Jufeel Technology Investment Co., Ltd.	$4,052,637
Jufeel Technology and Trading Co., Ltd.	150,673
Henan Jufeel Industrial Co., Ltd.	24,791
Mr. Zhang Rongxuan	8,511
Total	$4,236,612

Due to related parties:

September 30, 2017
Jufeel Technology and Trading Co., Ltd.	$1,236,193
Mr. Zhang Rongxuan	520,672
Henan Jufeel Technology Investment Co., Ltd.	150,673
Mrs. Guo Li	44,159
Total	$1,951,697

All outstanding balances were transferred to and recorded as amount due from Henan Jufeel Technology Investment Co., Ltd, with remaining balance $2,284,915.  On October 10, 2017, Henan Jufeel Technology Investment Co., Ltd. paid 2,284,915 to the Company. In addition,  Henan Jufeel Technology Investment Co., Ltd advanced $728,540 to the Company. There was no gain or loss upon settlement.

NOTE 15.  SHARE BASED COMPENSATION

Employee awards

On January 14, 2016, the Company entered into agreements with eligible employees and granted 371,260 restricted common stock of the Company to these employees. The restricted share awards granted had the vesting periods from January 2016 to September 2017. The share based compensation to employees is recognized on a ratable basis over the requisite service period, which is the vesting period of the award. The Company has fully issued the restricted common stock to the employees on September 15, 2017.

For the years ended December 31, 2016 and 2015, total share-based compensation expenses recognized for the  awards were $20,034 and $nil, respectively, the total unrecognized share based compensation expenses was $14,642 as of December 31, 2016.

Non-employee awards

On January 14, 2016, the Company entered into stock grant agreements with service providers for both off-shore listing and local cooperation partners for channel development. In lieu of paying cash for the services, the Company granted an aggregate of 7,274,758 fully vested and non-forfeitable shares of the Company’s common stock to the service providers and cooperation partners. The performance commitment date was determined to be the grant date of the awards as there were terms in the agreement states that if the service providers for US listing and cooperation partners for channel development fails to perform the service to the Company or fail to pass the assessment by the Company, they are obligate to return the shares and pay the penalty of 15% of the fair value of the Company’s shares granted. It represented a sufficiently large disincentive for nonperformance. As the result, the measurement date is determined to be the grant date January 14, 2016 when both parties entered into the agreement and established mutual understanding of the key terms. The fair value of the shares was $676,660 which was based on the fair value of the Company’s common stock on January 14, 2016. Total fair value of $676,660 was recognized as prepaid service fee on January 14, 2016 and being amortized over the consulting service periods, which was estimated to be 1.5 to 2 years.

For the years ended December 31, 2016 and 2015, total share-based compensation expenses for the non-employee recognized as a charge against income were $375,284 and $nil, respectively. As of December 31, 2016, prepaid service fee of $301,376 was recorded for the unrecognized expenses.

5,776,110 and 1,498,648 shares of the Company’s common stock under this award were issued to the non-employees on September 15 and October 24, 2017, respectively.

NOTE 16.  BENEFIT PLAN

Full-time employees of the Company in the People Republic China (“PRC”) participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that PRC operating entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. Except for required benefits mentioned above, the Company has no legal obligation for the benefits.

The total benefits paid were $58,196 and $58,900 for the years ended December 31, 2016 and 2015, respectively.

NOTE 17.	TAXATION

1. Income Tax

The Company was incorporated in Wyoming, United States of America and it is a holding company and does not conduct any substantial operation for its own. The Company does not provide for U.S. taxes or foreign withholding taxes on undistributed earnings from its non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely. If undistributed earnings were distributed, foreign tax credits could become available under current law to reduce the resulting U.S. income tax liability.

Jufeel Holdings was incorporated in the British Virgin Islands (“BVI”). Under the current law of the BVI, Jufeel Holdings is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Jufeel Holdings to its shareholders, no BVI withholding tax will be imposed.

Ivan International was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the financial statements as Ivan International has no assessable profits. Additionally, upon payments of dividends by Ivan International to its shareholders, no Hong Kong withholding tax will be imposed.

The Company’s PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

In August 2015, Kaifeng Jufeel was approved by the related PRC governmental authorities as a High and New Technology Enterprise, which enabled the entity, as approved by the local tax authorities of Kaifeng, Henan province, the PRC, to enjoying the favorable statutory tax rate of 15% in years ended December 31, 2015, 2016 and 2017. Therefore, for the years ended December 31, 2016 and 2015, the applicable income tax rate of Kaifeng Jufeel Biotech Co, Ltd. was 15%.

A reconciliation of the income tax (expense)/benefit determined at the PRC corporate income tax rate to the Company’s effective income tax (expense)/benefit is as follows:

	Year ended December 31, 2016	Year ended December 31, 2015

Pre-tax income	$4,727,283	$66,515
PRC tax rate	25%	25%
Income tax benefit computed at PRC tax rate	1,181,821	16,629
Reconciling items:
Effect of preferential tax rate	(616,826)	(124,297)
Changes in valuation allowance	242,550	273,786
Non-deductible expenses	105,224	20,328
Tax penalty	-	252,024
Others	9,359	-
Effective income tax expense	$922,128	$438,470

The tax penalty represented late payment interest calculated by the tax bureau for year ended December 31 2015. And due to the late payment of tax, the land use right (see Note 9) and the bank accounts Kaifeng Jufeel were frozen during December 2015 to December 2016.

For the years ended December 31, 2016 and 2015, the Company’s income tax expense consisted of:

	Year ended	Year ended
	December 31,2016	December 31,2015
Current income tax	$925,239	$438,470
Deferred income benefit	(3,111)	-
	$922,128	$438,470

Movement of valuation allowance:

	December 31,	December 31,
	2016	2015
Balance at beginning of the year	$462,488	$199,884
Current year addition	202,682	262,604
Balance at end of the year	$665,170	$462,488

2.

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2016 and 2015, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2016 and 2015, which can be carried forward to offset future taxable income. The management determines it is more likely than not that these deferred tax assets could not be recognized, so full allowances were provided as of December 31 2015. The operating loss carry forward that will expire in year 2021.

The Company’s deferred tax assets were as follows:

	December 31,	December 31,
	2016	2015
Tax effect of net operating losses carried forward	$662,091	$462,488
Inventory impairment	6,058	-
Valuation allowance	(665,170)	(462,488)
Deferred tax assets, net	$2,979	$-

The following represents the amounts and expiration dates of operating loss carry forwards for tax purpose:

Amount
2017	$-
2018	244,417
2019	361,862
2020	175,357
2021 and thereafter	957,333
Total	$1,738,969

There were no uncertain tax positions as of December 31, 2016 and 2015 and the Company does not believe that this will change over the next twelve months.

NOTE 18.	SECURITIES

Jufeel International Group was incorporated in the State of Wyoming on July 27, 2017. As of the incorporation date, the authorized number of ordinary shares is unlimited with no par value. On October 24, 2017, 28,030,010 shares of common stock were outttanding, of which 20,353,982 shares were held by Mr. Zhang.

As of the incorporation date, the authorized number of preferred shares is unlimited with no par value and no preferred shares are outstanding.

NOTE 19.	CONCENTRATIONS AND RISKS

The Company maintains certain bank accounts in the PRC which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. The cash and cash equivalents balance held in the PRC bank accounts was $ 1,869,623 and $ 99,439 as of December 31, 2016 and 2015, respectively.

For the years ended December 31, 2016 and 2015, all of the Company's assets were located in the PRC and all of the Company's revenues were derived from the PRC.

No customer accounted for more than 10% of annual sales for the year ended December 31, 2016. One customer accounted for 16% of annual sales for the year ended December 31, 2015.

NOTE 20.	SEGMENT REPORTING

The Company follows ASC 280 “Segment Reporting”, which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on management’s assessment, the Company has determined that it has two operating segments which are Aloe product and distributorship sales and Aloe material sales. These two operating segments are also identified as reportable segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

For the year ended December 31, 2016

	Aloe product and distributorship sales	Aloe material sales	Inter- segment and reconciling item	Total
Revenues $	8,912,992	1,618,093	(624,560)	9,906,525
Cost of revenue	1,281,622	1,244,061	(587,122)	1,938,561
Total operating expenses	1,338,939	1,394,827	-	2,733,766
Unallocated corporate expenses	-	-	-	470,942
Operating income (loss)	6,292,431	(1,020,795)	(37,438)	4,763,256

Net income (loss)	5,297,440	(983,905)	(37,438)	3,805,155
Segment assets –	22,955,895	2,709,030	(287,180)	25,377,745
Unallocated corporate assets	-	-	-	301,376
Total assets – December 31, 2016 $	22,955,895	2,709,030	(287,180)	25,679,121

For the year ended December 31, 2015

	Aloe product and distributorship sales	Aloe material sales	Inter- segment and reconciling item	Total
Revenues $	3,391,429	1,813,324	(318,314)	4,886,439
Cost of revenue	447,046	1,088,559	(318,314)	1,217,291
Total operating expenses	1,487,242	1,843,817	-	3,331,059
Unallocated corporate expenses	-	-	-	199,205
Operating income (loss)	1,457,141	(1,119,052)	-	138,884

Net income (loss)	946,194	(1,118,944)	-	(371,955)
Total assets – December 31, 2015 $	8,322,745	3,520,946	-	11,843,691

NOTE 21.	COMMITMENT AND CONTINGENCIES

A.

Operating lease

The Company leases factory and office premises under various non-cancelable operating lease agreements, with an option to renew the lease. The rental expense for the years 2016 and 2015 was $406,240 and $417,466, respectively. All leases are on a fixed repayment basis. None of the leases include contingent rentals. Minimum future commitments under these agreements as of December 31, 2016 are as follows:

	Lease Commitment
Year ending December 31,	$
2017		310,836
2018		146,338
2019		91,734
2020		57,662
2021		52,616
Thereafter		784,681
Total		$1,443,867

B.

Capital commitments

As of December 31, 2016, the Company’s capital commitments contracted but not yet reflected in the consolidated financial statements amounted to $9,839,251. It will be financed by the Company’s cash flow generated by operating activities.

The Company has no significant pending litigation as of December 31, 2016.

NOTE 22.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 22, 2017, except the construction for new factories and office building as stated in Note 8 and subsequent settlement of the related parties balance as stated in Note 14, and the Company has not identified events with material financial impact on the Company’s consolidated financial statements.

F-30

Jufeel International Group and Subsidiaries
Condensed Consolidated Balance Sheets

(Amounts in US$)

	September 30,	December 31,
	2017 (Unaudited)	2016
Assets
Current assets
Cash and cash equivalents	$1,415,684	$1,902,197
Accounts receivable	1,622,061	57,561
Other receivables	1,787,387	1,153,051
Prepayments	2,749,304	803,825
Amount due from related parties	4,282,563	13,680,609
Inventories, net	757,384	591,115
Total current assets	12,614,383	18,188,358
Non-current assets
Property, plant and equipment, net	10,452,654	3,138,418
Land use right, net	2,391,258	2,323,495
Long term prepayments and other non-current assets	4,393,348	2,028,850
Total non-current assets	17,237,260	7,490,763
Total assets	$29,851,643	$25,679,121

Liabilities and Equity
Current Liabilities
Income tax payable	$2,131,288	$1,856,695
Accounts payable	584,951	436,667
Deferred revenue and customer deposit	7,121,075	12,854,755
Amount due to related parties	2,426,261	2,145,823
Accrued expenses and other liabilities	3,762,765	2,630,346
Total current liabilities	16,026,340	19,924,286
Total liabilities	16,026,340	19,924,286

Commitments	-	-

Equity
Preferred stock (No par value, Unlimited number authorized, Issued and outstanding: none)	-	-
Common stock (No par value, Unlimited number authorized, 26,531,362, and 20,383,992 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively)	-	-
Additional paid in capital	3,814,469	3,799,827
Statutory reserve	299,428	299,428
Retained earnings	9,532,371	1,922,180
Accumulated other comprehensive income (loss)	252,931	(189,284)
Total Jufeel International Group’s shareholders’ equity	13,899,199	5,832,151
Non-controlling interests	(73,896)	(77,316)
Total Equity	13,825,303	5,754,835
Total liabilities and equity	$29,851,643	$25,679,121

See accompanying notes to the condensed consolidated financial statements.

F-31

Jufeel International Group and Subsidiaries

Unaudited Condensed Consolidated Statements of income and Comprehensive Income

(Unaudited)

 (Amounts in US$)

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2017	2016
Net revenue
Commission fee of exclusive distributorship to third parties	$5,776,432	$967,699
Commission fee of exclusive distributorship to a related party	23,417	-
Product sales to third parties	9,009,396	1,720,946
Product sales to related parties	280,411	11,076
Total net revenue	15,089,656	2,699,721

Cost of revenue	3,061,354	929,563
Gross profit	12,028,302	1,770,158

Operating expenses:
Selling and marketing expenses	501,745	429,399
General and administrative expenses	2,078,096	988,433
Research and development expenses	367,121	204,350
Total operating expenses	2,946,962	1,622,182

Income from Operations	9,081,340	147,976

Other expenses	21,854	3,807

Income from operations before income taxes	9,059,486	144,169
Income tax expense	1,442,543	114,107
Net income	7,616,943	30,062
Net (income) loss attributable to non-controlling interests	(6,752)	85,762
Net income attributable to Jufeel International Group.	$7,610,191	$115,824
Net income	$7,616,943	$30,062
Other comprehensive income
Foreign currency translation gain	442,215	43,172
Comprehensive income	$8,059,158	$73,234

Earnings per share-basic	$0.275	$0.004
Earnings per share-diluted	$0.272	$0.004

Weighted average number of common stock outstanding-basic and diluted
Basic	27,679,376	27,416,258
Diluted	27,955,982	27,495,548

See accompanying notes to the condensed consolidated financial statements.

F-32

Jufeel International Group and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

For the Nine Months Ended September 30, 2017

(Amounts in US$)

	Attributable to Jufeel International Group’s Shareholders’ Equity
	Common Stock	Additional paid in capital	Statutory reserves	(Accumulated deficit) retained earnings	Accumulated other comprehensive income (loss)	Non-controlling Interests	Total Equity
Balance, January 1, 2017	20,383,992	3,799,827	299,428	1,922,180	(189,284)	(77,316)	5,754,835
Common stock issued	6,147,370	-	-	-	-	-	-
Share based compensation		14,642	-	-	-	-	14,642
Net income for the nine months	-	-	-	7,610,191	-	6,752	7,616,943
Foreign currency translation adjustment	-	-	-	-	442,215	(3,332)	438,883
Balance, September 30, 2017	26,531,362	3,814,469	299,428	9,532,371	252,931	(73,896)	13,825,303

See accompanying notes to the consolidated financial statements.

F-33

Jufeel International Group and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Unaudited)

 (Amounts in US$)

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2017	2016
Cash Flows From Operating Activities
Net income	7,616,943	30,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	89,915	81,099
Amortization expense	99,864	103,223
Loss on disposal of property and equipment	7,571	-
Share based compensation expenses	289,350	292,289
Deferred income tax	3,040	-
Changes in operating assets and liabilities:
Accounts receivable	(1,524,812)	(213,881)
Other receivables	(568,376)	(931,936)
Prepayments	(2,145,290)	(32,097)
Amounts due from related parties	4,955,996	(4,219,422)
Inventories	(136,227)	78,124
Accounts payable	125,487	888,286
Income taxes payable	186,113	79,050
Deferred revenue and customer deposit	(6,164,989)	3,295,198
Amount due to related parties	179,056	(178,800)
Accrued expenses and other current liabilities	974,116	1,056,512
Net cash provided by operating activities	3,987,757	327,707

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(9,369,494)	(1,301,511)
Repayment from related parties	4,822,808	190,541
Net cash used in investing activities	(4,546,686)	(1,110,970)

Cash Flows From Financing Activities
Repayment of short-term bank loan	-	(13,684)
Borrowing from a related party	-	881,853
Net cash provided by financing activities	-	868,169

Effect of exchange rate fluctuation on cash and cash equivalents	72,416	(4,192)

Net (decrease) increase in cash and cash equivalents	(486,513)	80,714
Cash and cash equivalents, beginning of period	1,902,197	105,455
Cash and cash equivalents, end of period	$1,415,684	$186,169

Supplemental disclosure information:
Cash paid for income tax expense	$1,256,333	$31,481
Cash paid for interest expense	$-	$-

 Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment financed by other payables	$(15,302)	$192,025
Share based compensation recorded in prepayments	$26,668	$399,183

See accompanying notes to the condensed consolidated financial statements.

F-34

Jufeel International Group and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in US$ unless otherwise noted)

NOTE 1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Organization and description of business

Jufeel International Group (the “Company” or “Jufeel Wyoming”) was incorporated on July 27, 2017 under the laws of the state of Wyoming, United States of America as a wholly-owned subsidiary of Jufeel International Group, Inc., an Oklahoma Corporation (“Jufeel Oklahoma”) incorporated on July 20, 2017. On August 22, 2017, the Company merged with Jufeel Oklahoma. The shareholders of Jufeel Oklahoma became the shareholders of Jufeel Wyoming on a one-for-one basis with Jufeel Wyoming the surviving entity. Mr. Rongxuan Zhang, the president and CEO of the Company (“Mr. Zhang”), was the controlling shareholder of both entities before and after the merger. Neither entity had business operations prior to or after the merger until the Reorganization as described below.

Jufeel Holdings Co., Ltd. (“Jufeel Holdings”) was established in the British Virgin Islands (“BVI”) on May 10, 2017 by Mr. Zhang.

Ivan International Biology Limited. (“Ivan International”) was established as an Investment Holding Company by Mr. Zhang in Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”) on April 23, 2015.

Kaifeng Ivan King Biotechnology Co., Ltd. (“Ivan King” or “WFOE”) was established as a wholly foreign owned enterprise on August 09, 2017 in Beijing, the PRC by Ivan International. Ivan King is principally engaged in providing related technical supports and business consulting services to its VIE.

Kaifeng Jufeel Biotech Co, Ltd. (“Kaifeng Jufeel”) was incorporated on August 05, 2011 registered in Kaifeng, Henan Province, under the laws of the PRC with a principal office in Zhengzhou, Henan. Mr. Zhang was the ultimate controlling shareholder of Kaifeng Jufeel.

Hainan Zhongchen Biological Engineering Co, Ltd. (“Hainan Zhongchen”), was incorporated on July 03, 2001 in Haikou, Hainan Province, under the laws of the PRC by former independent third parties. In the year 2012, the 70% ownership interest of Hainan Zhongchen was transferred to Jufeel Technology and Trading Co., Ltd., a company which was controlled by Mr. Zhang and Mr. Zhang became the ultimate controlling shareholder of Hainan Zhongchen. In October 2016, the 70% ownership interest of Hainan Zhongchen owned by Jufeel Technology and Trading Co., Ltd. was transferred to Kaifeng Jufeel. As the result, the transfer of the 70% ownership interest was accounted as business combination under common control.

Suzhou Yihuotong E-business Co, Ltd (“Suzhou Yihuotong”) was incorporated on August 10, 2016 registered in Suzhou, Jiangsu Province, under the laws of the PRC, a wholly owned subsidiary of Kaifeng Jufeel.

Wuxi Jufeel PMAS Life Technology Co, Ltd (“Wuxi Jufeel”) was incorporated on October 11, 2016 registered in Suzhou, Jiangsu Province, under the laws of the PRC.  The shareholders Mrs. Zhang Yi, Henan Jufeel Technology Investment Co., Ltd. and Mr. Lu Dajie hold 70%, 10% and 20% of Wuxi Jufeel’s ownership interest, respectively. Mrs. Zhang Yi and Henan Jufeel Technology Investment Co., Ltd. have signed a share entrustment agreement with Kaifeng Jufeel to state that they hold the equity interest in Wuxi Jufeel on behalf of Kaifeng Jufeel. In this regard, Kaifeng Jufeel owns 80% equity interest in Wuxi Jufeel.

Changzhou Jufeel PMAS Aloe Biotechnology Co, Ltd. (“Changzhou Jufeel”) was incorporated on May 23, 2017 registered in Changzhou, Jiangsu Province, under the laws of the PRC, a wholly owned subsidiary of Kaifeng Jufeel.

Reorganization

After the merger between Jufeel Wyoming and Jufeel Oklahoma described above, the Company undertook a reorganization and became the ultimate holding company of Jufeel Holdings, Ivan International, and WFOE, which were all controlled by the same shareholder, Mr. Zhang, before and after the Reorganization.

The above mentioned transactions were accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Effective on July 27, 2017, shareholders of Kaifeng Jufeel and WOFE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiaries Ivan King, identify Kaifeng Jufeel as a VIE and has been determined to be the primary beneficiary of Kaifeng Jufeel. Accordingly, the Company consolidates Kaifeng Jufeel’s operations, assets and liabilities.

The VIE arrangements:

In order to comply with PRC laws and regulations which prohibit foreign control of companies in certain industries, effective control over Kaifeng Jufeel was transferred to Ivan King (the wholly-owned subsidiary of the Company) through a series of contractual arrangements without transferring legal ownership in Kaifeng Jufeel. As a result of these contractual arrangements, Ivan King maintained the ability to approve decision made by Kaifeng Jufeel and was entitled to substantially all of the economic benefits of Kaifeng Jufeel. Therefore, the Company is considered the primary beneficiary of Kaifeng Jufeel and has consolidated Kaifeng Jufeel’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

•

Agreements that transfer economic benefits to Ivan King

Business Operations Agreement. Pursuant to the terms of a business operations agreement dated July 27, 2017, between Ivan King and the shareholders of Kaifeng Jufeel, being Mr. Zhang (49%) and Henan Jufeel Technology Investment Co., Ltd. (51%), a company which was controlled by Mr. Zhang (the “Business Operations Agreement”), Kaifeng Jufeel and their shareholders agreed to entrust the operations and management of its business to Ivan King. According to the Business Operations Agreement, Ivan King possesses the full and exclusive right to manage Kaifeng Jufeel’s operations, assets and personnel, and Kaifeng Jufeel shall pledge to Ivan King all of its assets, including accounts receivable, and the latter has the obligation to guarantee all of the obligations of the former. The Business Operations Agreement has a ten year term but may be terminated earlier if (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kaifeng Jufeel; or (iii) Ivan King acquires all of the assets or equity of Kaifeng Jufeel (as more fully described below under “Exclusive Option Agreement”).

Exclusive Consulting and Service Agreement. Pursuant to the terms of an exclusive consulting and service agreement dated July 27, 2017, between Ivan King and Kaifeng Jufeel (the “Service Agreement”), Ivan King is the exclusive technology consulting service provider to Kaifeng Jufeel. Kaifeng Jufeel agreed to pay Ivan King all fees payable for technology which may be developed or owned by Ivan King. The Service Agreement shall remain in effect for ten years or until (i) the parties mutually agree to terminate the agreement; (ii) the dissolution of Kaifeng Jufeel; or (iii) Ivan King acquires Kaifeng Jufeel (as more fully described below under “Exclusive Option Agreement”).

•

Agreements that provide Ivan King effective control over Kaifeng Jufeel

Shareholder’s Voting Proxy Agreement. Pursuant to the terms of certain shareholder’s voting proxy agreements dated July 27, 2017, between Ivan King and each of the shareholders of Kaifeng Jufeel (the “Shareholder’s Voting Proxy Agreements”), the shareholders of Kaifeng Jufeel irrevocably appointed Ivan King as their proxy to exercise on such shareholders’ behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Kaifeng Jufeel, including the appointment and election of directors of Kaifeng Jufeel. The Shareholder’s Voting Proxy Agreements have a term of 10 years, and will be mutually extended on each 10-year anniversary; provided, that in the event of the termination of the Business Operations Agreement, the Shareholder’s Voting Proxy Agreements will automatically terminate.

Exclusive Equity Option Agreement. Pursuant to the terms of an exclusive option agreement dated July 27, 2017, between Ivan King, Kaifeng Jufeel, and the shareholders of Kaifeng Jufeel (the “Exclusive Option Agreement”), the shareholders of Kaifeng Jufeel granted Ivan King (or its designee) an irrevocable and exclusive purchase option (the “Option”) to acquire Kaifeng Jufeel’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. The Option is exercisable at any time at Ivan King’s discretion so long as such exercise and subsequent acquisition of Kaifeng Jufeel does not violate PRC law. The consideration for the exercise of the Option shall be the registered capital of Kaifeng Jufeel. Ivan King may transfer all rights and obligations under the Exclusive Option Agreements to a third party. The Exclusive Option Agreement may be terminated by Ivan International if its exercise becomes prohibited by law.

Equity Interest Pledge Agreement. Pursuant to the terms of an equity interest pledge agreement dated July 27, 2017, between Ivan King and the shareholders of Kaifeng Jufeel (the “Pledge Agreement”), the shareholders of Kaifeng Jufeel pledged all of their equity interests in Kaifeng Jufeel to Ivan King including the proceeds thereof, to guarantee all of Ivan King's rights and benefits under the Business Operations Agreement, the Exclusive Option Agreements, and the Shareholder’ Voting Proxy Agreements. Prior to termination of the Pledge Agreement, the pledged equity interests cannot be transferred without Ivan King's prior written consent. The Pledge Agreements may be terminated only upon the written agreement of the parties, and expire two years after the last to terminate of any of the other named agreements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•

revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

•

discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

•

limit the Group’s business expansion in China by way of entering into contractual arrangements;

•

impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

•

require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

•

restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or its VIE.

The interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in its capacity as beneficial owners and directors of the VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense and net income presented on consolidated statements of income and comprehensive income (loss) as well as the cash flow from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and its subsidiaries. The Company has not provided any financial support to Kaifeng Jufeel for the period ended September 30, 2017 and years ended December 31, 2016. The assets and liabilities of the consolidated VIE as of September 30, 2017 and December 31, 2016 are listed below:

	September 30,	December 31,
	2017	2016
	(unaudited)
Current assets	$12,587,715	$17,886,982
Non-current assets	17,237,260	7,490,763
Total assets	29,824,975	25,377,745
Current liabilities	16,026,340	19,924,286
Non-current liabilities	-	-
Total liabilities	$16,026,340	$19,924,286

Details of the subsidiaries and VIE of the Company are set out below:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Wholly owned subsidiaries
Jufeel Holdings	May 10, 2017	British Virgin Islands	100%	Investment holding
Ivan International	April 23, 2015	Hong Kong	100%	Investment holding
Ivan King	August 09, 2017	PRC	100%	Consultancy service
Variable Interest Entity (“VIE”)
Kaifeng Jufeel	August 05, 2011	PRC	VIE	Aloe product and distributorship sales
VIE’s subsidiaries
Hainan Zhongchen	July 03, 2001	PRC	70% owned by Kaifeng Jufeel	Aloe material sales
Suzhou Yihuotong	August 10, 2016	PRC	100% owned by Kaifeng Jufeel	Aloe product and distributorship sales
Wuxi Jufeel	October 11, 2016	PRC	80% owned by Kaifeng Jufeel	Aloe product sales
Changzhou Jufeel	May 23, 2017	PRC	100% owned by Kaifeng Jufeel	Aloe product sales

NOTE2.	LIQUIDITY

As of September 30, 2017, the Company had $1,415,684 in cash and cash equivalents from VIE and its subsidiaries. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately $3,411,957 as of September 30, 2017. In addition the Company has lease commitment of $1,387,412 as of September 30, 2017, of which $329,165 was within one year and capital commitment of $13,929,960, not all of which will due within one year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company’s principal sources of liquidity have been cash provided by operating activities, as well as support and advances from related parties. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to maintain profitability and continue growth for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to maintain profitability.

The Company will focus on improving operation efficiency and cost reduction, developing core cash-generating business and enhancing marketing function. Actions include sales of new products with higher margin, developing enterprise customers with larger demand, suspending the purchase of the production equipment if needed, as well as create synergy of the Company’s resources.

The Company believes that available cash and cash equivalents, the cash provided by operating activities, together with actions as sales of new products with higher margin, developing enterprise customers with larger demand, suspending the purchase of the production equipment and create synergy of the Company’s resources, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the equipment purchase for the new factories under construction, suspending the pursuit of its business plan and controlling overhead expenses. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE3.	SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with U.S.GAAP have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for years ended December 31, 2016 and 2015, included elsewhere in this filing. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the Company.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include provision for doubtful accounts, inventory reserve, share based compensation, income taxes and recoverability of carrying amount and the estimated useful lives of long-lived assets.

d.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

e.	Inventory

The Company values its inventories at the lower of cost or market price. Market price is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.

Inventory reserves are provided to cover risks arising from slow-moving items. The Company writes down the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Any idle facility costs or excessive spoilage are recorded as current period charges.

Hainan Zhongchen used weighting average method for its finished goods and first in first out method for other inventories. Kaifeng Jufeel and its other subsidiaries used first in first out method for inventories.

f.	Property, plant and equipment

Property and equipment are recorded at cost less accumulated depreciation with no residual value. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Machinery and equipment	3-11 years
Furniture and office equipment	3-10 years
Motor vehicles	4-8 years
Building and improvements	10-20 years

When office equipment and electronic devices are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon.  Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term. Construction in progress is related to the construction or development of property (including land) and equipment that have not yet been placed in service for our intended use. Depreciation for equipment commences once it is placed in service and depreciation for buildings and amortization of leasehold improvements commences once they are ready for our intended use. Construction in progress represents capital expenditures for direct costs of construction or acquisition and design fees incurred, and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

g.	Revenue recognition

The Company recognizes revenue in accordance with Accounting Standard Codification (“ASC”) 605, Revenue Recognition. Revenues are recognized when the four of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the title and risk of loss have passed, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. Amounts received for undelivered merchandise are recorded as deferred revenue.

The Company requires the distributors/agents to pay a membership fee in exchange for the exclusive right to sell its products in a defined geographic area. Membership fees are deferred and amortized as commission revenue on a straight-line basis over the life of membership of distributorship.

The sales of aloe products are derived principally from providing aloe products to customers, including both enterprise customers, end users and the sales distributors/agents.

(a)The Company recognizes revenue when the products were delivered and accepted by the enterprise customers and end users.

(b)The Company recognizes revenue upon the products were delivered, which is when title and risk and rewards of ownership have passed to the distributors/agents. Discounts provided were recorded as deduction of net sales.

Taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including value-added, and tax surcharge, are presented on a net basis (excluded from net sales).

h.	Income taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

i.	Value added taxes (“VAT”)

The Company is subject to VAT at the rate of 17% on sales of its products, 13% on sales of the agricultural products and at the rate of 6% of its distributorship revenue. The Company is also subject to surcharges, which includes urban maintenance and construction taxes and additional education fees on VAT payments in accordance with PRC law. Therefore, the Company’s product sales revenues are subject to VAT at a rate of 17% and 13%, distributorship revenue at a rate of 6%, after deducting the VAT paid for the services purchased from suppliers. The surcharges is at the rate of 12% of the VAT, depending on which tax jurisdiction the Company’s PRC operating subsidiaries and the VIE operate in.

j.	Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

k.	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common stock outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common stock (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common stock that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Nine months ended September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to the Company	7,610,191	115,824
Denominator:
Weighted-average shares outstanding: -Common stock issued and outstanding	27,658,750	20,383,992
-Fully vested shares issuable common stock to non-employees under share based compensation (Note 12)	20,626	7,032,266
Denominator for basic earnings per share	27,679,376	27,416,258
- Dilutive effects of restricted commons stock to employees under share based compensation (Note 12)	276,606	79,290
Denominator for diluted earnings per share	27,955,982	27,495,548
Basic income per share	0.275	0.004
Diluted income per share	0.272	0.004

l.	Fair Value Measurements

As of September 30, 2017 and December 31, 2016, none of the Company’s nonfinancial assets or liabilities was measured at fair value on a nonrecurring basis.

The carrying values of the Company’s financial assets and liabilities, including cash and cash equivalents, accounts receivables and accounts payable, are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rate approximates current rates available.

NOTE 4	OTHER RECEIVABLES

	September 30,	December 31,
	2017 (unaudited)	2016
Supporting fund to agents (i)	$904,639	$865,504
Staff advance	111,296	84,656
Payments on behalf of third parties (ii)	632,826	-
Others	138,626	202,891
Other receivables	$1,787,387	$1,153,051

(i) The supporting fund to agents is the money provided to individuals to develop market for their sales channel. The balance has been fully collected in October 2017.

(ii) Payments on behalf of third parties mainly represented payments on behalf of three third parties for their promotion activities. Subsequently on November 3, 2017, all the balance has been collected from the three third parties.

NOTE 5.	PREPAYMENTS
	September 30,	December 31,
	2017 (unaudited)	2016
Prepayments for inventory purchase	$1,300,216	$434,227
Prepaid service fee and others	1,449,088	369,598
Prepayment	$2,749,304	$803,825

NOTE 6.	INVENTORIES
	September 30,	December 31,
	2017 (unaudited)	2016
Raw materials	$84,641	$58,527
Packaging materials	41,046	36,669
Finished goods	431,938	248,138
Work in progress	199,759	247,781
Inventories	$757,384	$591,115

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NOTE 7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:

	September 30,	December 31,
	2017 (unaudited)	2016
Machinery and equipment	$1,440,822	$1,328,071
Furniture and office Equipment	422,180	402,066
Motor vehicles	220,320	135,608
Building and improvements	272,289	261,853
	2,355,611	2,127,598
Less: accumulated depreciation	(1,767,780)	(1,666,500)
	587,831	461,098
Add: construction in process	9,864,823	2,677,320
Property, plant and equipment, net	$10,452,654	$3,138,418

Depreciation expense for the nine months ended September 30, 2017 and 2016 was $89,915 and $81,099 respectively.

Construction in progress mainly represented the Company’s new factories and office building in Kaifeng, Henan Province, PRC. It is expected to be completed in the first quarter of year 2018 with estimating total construction cost about $19.0 million and placed in service in the second quarter of year 2018.

The Company has not obtained all required construction permits in accordance with Article 64 of the Urban and Rural Planning Law in China, however, the Company have received a waiver letter from local government.

NOTE 8.	LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long term prepayments and other non-current assets mainly consist of prepaid farmland lease and construction and equipment related prepayments of the Company, which is expected to become long lived assets in the future.

	September 30,	December 31,
	2017 (unaudited)	2016
Construction and equipment related prepayments	$3,282,165	$910,336
Prepaid farmland lease	1,081,623	1,097,014
Deferred tax assets	-	2,979
Others	29,560	18,521
Long term prepayments and other non-current assets	$4,393,348	$2,028,850

Amortization expense for prepaid farmland lease for the nine months ended September 30, 2017 and 2016 was $63,451 and $65,585 respectively.

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NOTE 9.      ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
	2017 (unaudited)	2016
Employee reimbursement payables	$124,940	$121,747
Other tax payables	2,529,891	1,385,923
Rental payables	805,680	759,454
Construction related payables	203,084	209,295
Others	99,170	153,927
Accrued expenses and other liabilities	$3,762,765	$2,630,346

NOTE 10.      DEFERRED REVENUE AND CUSTOMER DEPOSIT

	September 30,	December 31,
	2017 (unaudited)	2016
Deferred commission fee of exclusive distributorships	$618,772	$6,078,514
Customer deposit for product sale	6,502,303	6,776,241
Deferred revenue and customer deposit	$7,121,075	$12,854,755

Deferred revenue represented the commission of membership of exclusive distributorship which was not amortized as commission revenue as of the balance sheet dates.

NOTE 11.	RELATED PARTY BALANCE AND TRANSACTIONS

 Balance

The Company’s balances of due from related parties as follow:

	September 30,	December 31,
	2017 (unaudited)	2016
Henan Jufeel Technology Investment Co., Ltd. (i) (a)	$4,052,637	$12,123,708
Mr. Zhang Rongxuan (b)	8,511	1,344,592
Henan Jufeel Technology and Trading Co., Ltd (i) (c)	150,673	144,155
Henan Jufeel Industrial Co., Ltd (i) (d)	24,791	22,940
A, sales director of Kaifeng Jufeel Biotech Co, Ltd. (“Kaifeng Jufeel”) (e)	40,416	38,922
B, general manager of Hainan Zhongchen Biological Engineering Co, Ltd. (“Hainan Zhongchen”) and who held 30% ownership interest of Hainan Zhongchen (e)	1,166	1,220
C, general manager of Wuxi Jufeel and who held 20% ownership interest of Wuxi Jufeel PMAS Life Technology Co, Ltd. (“Wuxi Jufeel”) (e)	4,369	5,072
Amount due from related parties	$4,282,563	$13,680,609

(a)

As of September 30, 2017, the balance due from Henan Jufeel Technology Investment Co., Ltd mainly consisted of sales proceeds collected on behalf of Kaifeng Jufeel with the amount of $7,330,656, loans from Kaifeng Jufeel with the amount of $444,485 and payments on behalf of Kaifeng Jufeel with the balance of $3,722,504.

As of December 31, 2016, the balance due from Henan Jufeel Technology Investment Co., Ltd mainly consisted of sales proceeds collected on behalf of Kaifeng Jufeel with the amount of $11,926,781, loans from Kaifeng Jufeel with the amount of $5,150,929 and payments on behalf of Kaifeng Jufeel with the balance of $4,954,002. As of December 31, 2015, the balance due from Henan Jufeel Technology Investment Co., Ltd mainly consisted of loans from Kaifeng Jufeel with the amount of $2,729,640 and payments on behalf of Kaifeng Jufeel with the balance of $1,641,702.

(b)

As of September 30, 2017, the balances due from Mr. Zhang Rongxuan (“Mr. Zhang”) was advance for the Company’s operation purpose. As of December 31, 2016, the balance due from Mr. Zhang mainly consisted of payments on behalf of Mr. Zhang by Kaifeng Jufeel with the balance of $1,343,871 and loans from Kaifeng Jufeel with the amount of $721.

(c)

The balances represent loans to the related party by Hainan Zhongchen.

(d)

The balance represented payment on behalf of the related party by Kaifeng Jufeel.

(e)

These balances were advance to these individuals from the Company for the Company’s operation purpose.

The Company’s balances of due to related parties as follow:

	September 30,	December 31,
	2017 (unaudited)	2016
Jufeel Technology and Trading Co., Ltd. (i) (a)	$1,236,193	$1,182,715
Henan Jufeel Technology Investment Co., Ltd. (i) (b)	445,354	747,392
Mr. Zhang Rongxuan (c)	623,394	98,279
Mrs. Guo Li (ii) (c)	44,159	42,247
A, sales director of Kaifeng Jufeel (c)	32,442	68,113
C, general manager of Wuxi Jufeel and who held 20% ownership interest of Wuxi Jufeel (c)	43,696	5,045
D, director of Hainan Zhongchen (c)	813	1,830
E, COO of the Company (c)	210	202
Amount due to related parties	$2,426,261	$2,145,823

(a)

The balance represented loans provided to Kaifeng Jufeel by Jufeel Technology and Trading Co., Ltd.

(b)

The balance due to Henan Jufeel Technology Investment Co., Ltd. mainly consisted of advance received by Hainan Zhongchen for aloe products.

(c)

These balances were mainly advance to the Company for operating purpose.

(i)

These Companies are under common control of Mr. Zhang.

(ii)

The spouse of Mr. Zhang.

a.

Transactions

1.

Collection sales proceeds on behalf of Kaifeng Jufeel

During December 10, 2015 to December 13, 2016, as the basic bank account of Kaifeng Jufeel was frozen by government due to late tax payment, the bank accounts of Mr. Zhang and Henan Jufeel Technology Investment Co., Ltd. was used to collect sales proceeds on behalf of Kaifeng Jufeel. The total amount of sales proceeds collected by the related parties during the nine months ended September 30, 2017 and 2016 was amounting to $nil and $5,248,397 respectively. After the Company has paid the taxes and the late payment penalties, the restrictions on the basic bank account was lifted on December 13, 2016.

During the nine months ended September 30, 2017 and 2016, the related parties has paid back the collected sales proceeds on behalf of Kaifeng Jufeel with the amount of $5,013,481 and $nil respectively.

2.

Payment on behalf of Kaifeng Jufeel in daily operation

During the nine months ended September 30, 2017 and 2016, Henan Jufeel Technology Investment Co., Ltd. and Mr. Zhang paid on behalf of the Company for daily operation expenses with the amount of $458,651 and $1,067,304 respectively

3.

Payment on behalf of Kaifeng Jufeel for others

During the nine months ended September 30, 2017 and 2016, Mr. Zhang paid on behalf to Kaifeng Jufeel to the construction vendors in the amount of $nil and $881,853 respectively.

4.

Loan repayment from the related parties

During the nine months ended September 30, 2017 and 2016, Jufeel Technology and Trading Co., Ltd. and Mr. Zhang have paid back to the Company in the amount of $4,822,808 and $190,541 respectively.

5.

Sales to related parties

During the nine months ended September 30, 2017 and 2016, the Company sales product to Henan Jufeel Technology Investment Co., Ltd and other related parties totaled $280,411 and $11,076 respectively.

6.

Lease from related parties

Starting from the year 2015, the Company leased two floors of office building from Mr. Zhang and Mrs. Guo Li. The contracts periods were from September 2015 with annual rental of approximately $231,580 and renewed in September 2017. The lease agreement is expected to be renewed annually.

Starting from the year ended December 31, 2015, the Company leased four vehicles from Mr. Zhang. The contract term was from January 1, 2015 to December 31, 2016 with the annual rental of approximately $105,892 and renewed in January 2017. The lease agreement is expected to be renewed when expire.

Expense recorded under these leases during the nine months ended September 30, 2017 and 2016 were $253,104 and $262,279 respectively.

7.

Guarantee provided to a related party

As of September 30, 2017, the Company had guaranteed a bank loan of Henan Jufeel Technology Investment Co., Ltd. borrowed from Henan Rural Credit Cooperatives in the amount of $4,218,837. Subsequently in October 2017, Henan Jufeel Technology Investment Co., Ltd. has fully repaid the loan balance and the guarantee has been released.

8.

Subsequent net off and settlement

Subsequently in October 2017, Jufeel Technology and Trading Co., Ltd., Henan Jufeel Technology Investment Co., Ltd., Henan Jufeel Industrial Co., Ltd, Mr. Zhang and Mrs. Guo Li have reached an agreement to net off and settle the balances as of September 30, 2017 with the Company.

Related parties involved in settlement are presented in the following table:

Due from related parties:

September 30, 2017
Henan Jufeel Technology Investment Co., Ltd.	$4,052,637
Jufeel Technology and Trading Co., Ltd.	150,673
Henan Jufeel Industrial Co., Ltd.	24,791
Mr. Zhang Rongxuan	8,511
Total	$4,236,612

Due to related parties:

September 30, 2017
Jufeel Technology and Trading Co., Ltd.	$1,236,193
Mr. Zhang Rongxuan	520,672
Henan Jufeel Technology Investment Co., Ltd.	150,673
Mrs. Guo Li	44,159
Total	$1,951,697

All outstanding balances were transferred to and recorded as amount due from Henan Jufeel Technology Investment Co., Ltd, with remaining balance $2,284,915.  On October 10, 2017, Henan Jufeel Technology Investment Co., Ltd. paid $2,284,915to the Company to set it. In addition, Henan Jufeel Technology Investment Co., Ltd advanced $728,540 to the Company. . There was no gain or loss upon settlement.

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 NOTE 12.  SHARE BASED COMPENSATION

Employee awards

On January 14, 2016, the Company entered into agreements with eligible employees and granted 371,260 restricted common stock of the Company to these employees. The restricted share awards granted had the vesting periods from January 2016 to September 2017. The share based compensation to employees is recognized on a ratable basis over the requisite service period, which is the vesting period of the award. The Company has fully issued the restricted common stock to the employees on September 15, 2017.

For the nine months ended September 30, 2017 and 2016, total share-based compensation expenses recognized for the awards were $14,642 and $14,812, respectively.

Non-employee awards

On January 14, 2016, the Company entered into stock grant agreements with service providers for both off-shore listing and local cooperation partners for channel development. In lieu of paying cash for the services, the Company granted an aggregate of 7,274,758 fully vested and non-forfeitable shares of the Company’s common stock to the service providers and cooperation partners. The performance commitment date was determined to be the grant date of the awards as there were terms in the agreement states that if the service providers for US listing and cooperation partners for channel development fails to perform the service to the Company or fail to pass the assessment by the Company, they are obligate to return the shares and pay the penalty of 15% of the fair value of the Company’s shares granted. It represented a sufficiently large disincentive for nonperformance. As the result, the measurement date is determined to be the grant date January 14, 2016 when both parties entered into the agreement and established mutual understanding of the key terms. The fair value of the shares was $676,660 which was based on the fair value of the Company’s common stock on January 14, 2016. Total fair value of $676,660 was recognized as prepaid service fee on January 14, 2016 and being amortized over the consulting service periods, which was estimated to be 1.5 to 2 years.

For the nine months ended September 30, 2017 and 2016, total share-based compensation expenses for the non-employee recognized as a charge against income were $274,708 and $277,477, respectively. As of September 30, 2017, prepaid service fee of $26,668 was recorded for the unrecognized expenses.

5,776,110 and 1,498,648 shares of the Company’s common stock under this award were issued to the non-employees on September 15 and October 24, 2017, respectively.

NOTE 13.	TAXATION

Income Tax

The Company was incorporated in Wyoming, United States of America and it is a holding company and does not conduct any substantial operation for its own. The Company does not provide for U.S. taxes or foreign withholding taxes on undistributed earnings from its non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely. If undistributed earnings were distributed, foreign tax credits could become available under current law to reduce the resulting U.S. income tax liability.

Jufeel Holdings Co., Ltd. was incorporated in the British Virgin Islands (“BVI”). Under the current law of the BVI, Jufeel Holdings Co., Ltd is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Jufeel Holdings Co., Ltd to its shareholders, no BVI withholding tax will be imposed.

Ivan International Biology Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the financial statements as Ivan International Biology Limited has no assessable profits. Additionally, upon payments of dividends by Ivan International Biology Limited to its shareholders, no Hong Kong withholding tax will be imposed.

The Company’s PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

In August 2015, Kaifeng Jufeel was approved by the related PRC governmental authorities as a High and New Technology Enterprise, which enabled the entity, as approved by the local tax authorities of Kaifeng, Henan province, the PRC, to enjoying the favorable statutory tax rate of 15% in years ended December 31, 2015, 2016 and the year ending December 31, 2017. Therefore, for the nine months ended September 30, 2017 and 2016, the applicable income tax rate of Kaifeng Jufeel Biotech Co, Ltd. was 15%.

For the nine months ended September 30, 2017 and 2016, the Company’s income tax expense consisted of:

	Nine months ended	Nine months ended
	September 30, 2017 (unaudited)	September 30, 2016 (unaudited)
Current income tax	$1,439,503	$114,107
Deferred income expense	3,040	-
	$1,442,543	$114,107

Movement of valuation allowance:

	September 30, 2017 (unaudited)	December 31, 2016
Balance at beginning of the period	$665,170	$462,488
Current period addition	-	202,682
Current period reversal	(19,295)	-
Balance at end of the period	$645,875	$665,170

A reconciliation of the income tax expenses determined at the PRC statutory corporate income tax rate to the Company’s effective income tax expenses is as follows:

	Nine months ended September 30, 2017 (unaudited)	Nine months ended September 30, 2016 (unaudited)

Pre-tax income	$9,059,486	$144,169
PRC statutory tax rate	25%	25%
Income tax expense computed at PRC tax rate	2,264,872	36,042
Reconciling items:
Effect of preferential tax rate	(935,621)	(76,072)
Changes in valuation allowance	11,529	71,469
Non-deductible expenses	72,337	73,073
Others	29,426	9,595
Effective income tax expense	$1,442,543	$114,107

Deferred Tax

The Company’s deferred tax assets were as follows:

	September 30, 2017 (unaudited)	December 31, 2016
Tax effect of net operating losses carried forward	$645,875	$662,091
Inventory impairment		6,058
Valuation allowance	(645,875)	(665,170)
Deferred tax assets, net	$-	$2,979

There were no uncertain tax positions as of September 30, 2017 and December 31, 2016 and the Company does not believe that this will change over the next twelve months.

NOTE 14.	CONCENTRATIONS AND RISKS

The Company maintains certain bank accounts in the PRC which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. The cash and cash equivalents balance held in the PRC bank accounts was $1,409,480 as of September 30, 2017.

For the nine months ended September 30, 2017 and 2016, all of the Company's assets were located in the PRC and all of the Company's revenues were derived from the PRC.

One third party customer accounted for 15% of the sales for the nine months ended September 30, 2017.  Another third party customer accounted for 20% of sales for the nine months ended September 30, 2016.

NOTE 15.	SEGMENT REPORTING

The Company follows ASC Topic 280 “Segment Reporting”, which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on management’s assessment, the Company has determined that it has two operating segments which are Aloe product and distributorship sales and Aloe material sales. These two operating segments are also identified as reportable segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

For the nine months ended September 30, 2017 (unaudited)

	Aloe product and distributorship sales	Aloe material sales	Inter- segment and reconciling item	Total
Revenues	$ 15,438,796	1,791,962	(2,141,102)	15,089,656
Cost of revenue	3,682,801	1,222,474	(1,843,921)	3,061,354
Total operating expenses	1,474,282	597,001	(179,476)	1,891,807
Unallocated corporate expenses	-	-	-	1,055,155
Operating income (loss)	10,281,713	(27,513)	(117,705)	9,081,340

Net income (loss)	8,833,372	(43,569)	(117,705)	7,616,943
Segment assets	30,110,131	3,287,452	(3,572,608)	29,824,975
Unallocated assets				26,668
Total assets – September 30, 2017	30,110,131	3,287,452	(3,572,608)	29,851,643

For the nine months ended September 30, 2016 (unaudited)

	Aloe product and distributorship sales	Aloe material sales	Inter- segment and reconciling item	Total
Revenues	1,860,775	977,611	(138,665)	2,699,721
Cost of revenue	227,216	802,630	(100,283)	929,563
Total operating expenses	804,215	495,926	-	1,300,141
Unallocated corporate expenses	-	-	-	322,041
Operating income (loss)	829,344	(320,945)	(38,382)	147,976

Net income (loss)	670,886	(285,875)	(38,382)	30,062

NOTE 16.	COMMITMENT

A.

Operating lease

The Company leases factory and office premises under various non-cancelable operating lease agreements, with an option to renew the lease. The rental expense for the nine months ended September 30, 2017 and 2016 was $313,971 and $306,885, respectively. All leases are on a fixed repayment basis. None of the leases include contingent rentals. Minimum future commitments under these agreements as of September 30, 2017 are as follows:

Lease Commitment (unaudited)
Three months ending December 31,
2017	89,191
Year ending December 31,
2018	$266,912
2019	95,882
2020	60,269
2021	54,996
2022	39,175
Thereafter	780,987
Total	$1,387,412

B.

Capital commitments

As of September 30, 2017, the Company’s capital commitments contracted but not yet reflected in the consolidated financial statements amounted to $13,929,960. It will be financed by the Company’s cash flow generate by operating activities.

NOTE 17.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 22, 2017, except the construction for new factories and office building as stated in Note 7 and subsequent settlement of the related parties balance as stated in Note 11, and the Company does not identified events with material financial impact on the Company’s consolidated financial statements.

F-52 100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the consolidation, revenue recognition, income taxes and uncertain tax positions, computation of net loss per share, determination of net accounts receivable, and determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Our future operating results are subject to many variables, including:

(1)

Continued consumer acceptance of our products,

(1)

protection of our proprietary rights to our products and processes

(1)

political and trade relations between the PRC and the USA, and our consequent ability to expand sales into the United States

(1)

economic conditions in the PRC, which are dependent upon many economic and political factors,

(1)

development and governmental approvals of our pharmaceutical products,

(1)

maintaining and obtaining new permits and approvals for our products in the PRC and abroad

(1)

our ability to obtain additional financing; and

(1)

other risks which we identify in future filings with the SEC.

Any or of all our forward-looking statements in this registration statement and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. In addition, we undertake no responsibility to update any forward-looking statement to reflect events or circumstances which occur after the date of this registration statement.

OVERVIEW

We are a bio-tech company that cultivates, processes, researches, innovates, and manufactures for sale aloe vera and aloe vera based products in mainland China.   In fiscal 2016, our net sales increased 100% from $4,886,439 to $9,906,525 because of our increased focus on our branded consumer products.  Our 2016 sales included:

•

$1,025,188 in sales of raw product (10.3%)

•

$6,281,862 in sales of branded products (63.4%)

•

$2,599,475 in sales of exclusive distributorships (26.2%)

Our growth continued in 2017.  For the nine months ended September 30, 2017, our sales were $15,089,656, compared to $2,699,721 for the same period in 2016.

We began selling our health and beauty product line in 2016, and have added 7 more new products for 2017, including three new PMAS supplements, three new aloe laundry and household products, and a new branded aloe soft drink.

We conduct all our operations in China where there is a strong manufacturing base and a rapidly growing consumer market. Our access to China’s supply of low-cost skilled labor, raw materials, machinery and facilities enables us to price our products competitively.

We have grown significantly since we commenced our operations in 2011.  We built our main 1,850 mu cultivation and processing center in Hainan province, sales and marketing facility in Zhongzhou, developed our website and mobile sales app, and hired over 70 employees.  We first became profitable in 2016, as our net income increased from a loss of $36,272 to over $4.1 Million in 2016.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2016 and 2015, our management concluded that the Company had material weaknesses in its internal controls because i) we did not have a CFO that is proficient in US GAAP and SEC reporting, which could adversely affect the Company’s ability to record, process, summarize, and report financial data; ii) the Company lacked of the key monitoring mechanism such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures, also we did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and iii) the Company lacked of sufficient resources in the accounting department to provide accurate information on a timely matter. As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management is developing a plan to remediate the material weaknesses although there can be no assurance that such plans, when enacted, will be successful.

To remediate the material weakness identified in internal control over financial reporting of the Company, we plan to do the following:

i) The Company plans to recruit a CFO that is proficient in US GAAP and SEC reporting, as well as SEC compliance.

ii) The Company intends to hire, as needed, key accounting personnel with accounting expertise in US GAAP. Also reorganize the finance department to ensure that accounting personnel with adequate experience, skills and knowledge relating to US GAAP and SEC reporting, and complex, non-routine transactions are directly involved in the accounting evaluation and review of our complex and/or non-routine transactions.

iii) The Company plans to set up the internal audit department, and enhance the effectiveness of the internal control system.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our operating results are affected by prevailing general conditions in the PRC consumer industry, including China’s economic performance and the PRC regulatory environment governing our industry. Our operating results may also be affected by our ability to compete effectively with other industry players and our ability to control our operating costs and expenses. In addition, our operating results are affected by the following company-specific factors:

•

Continued consumer acceptance of our products.  Our revenues depend on the market continuing to accept our aloe vera products.

•

Protection of our proprietary rights to our products and processes.

•

Distributor fees and agreements.  Our distribution model includes revenues from exclusive distributor membership agreements that require our distributors to pay a membership fee in exchange for the exclusive right to sell our products in a defined geographic area.

•

Pricing and revenue sharing.  Our revenues depend on our ability to obtain favorable prices for our products and maintain favorable revenue sharing agreements.

•

Revenue mix.  Our success depends on our ability to develop a diverse mix of revenues from product and exclusive distributor memberships.

•

Research and Development.  To expand our product line and markets, we have invested significant resources in research and development to build our product line.  During fiscal years 2015 and 2016, our research and development expenses were $269,945, and $310,897 respectively, representing 5.5% and 3.1% of our total sales revenues in those corresponding periods. We expect our research and development expenses will continue to increase as we endeavor to develop attractive products for our increasing base of health-conscious customers.

CRITICAL ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the organization (including variable interest entity), consolidation, revenue recognition, income taxes and uncertain tax positions, computation of net earnings (loss) per share, determination of net accounts receivable, inventories, allowance for doubtful accounts, property plant and equipment, research and development expenses, land use right, long lived assets,  share based compensation, advertising and shipping/handling costs, VAT, related parties, statutory reserve, comprehensive income (loss), segment reporting, and determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include provision for doubtful accounts, share based compensation, inventory reserve and recoverability of carrying amount and the estimated useful lives of long-lived assets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

Allowance for doubtful accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventory

The Company values its inventories at the lower of cost or market price. Market price is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.

Inventory reserves are provided to cover risks arising from slow-moving items. The Company writes down the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Any idle facility costs or excessive spoilage are recorded as current period charges.

Hainan Zhongchen used weighting average method for its finished goods and first in first out method for other inventories. Kaifeng Jufeel and its other subsidiaries used first in first out method for inventories.

Property, plant and equipment

Property and equipment mainly comprise computer equipment, hardware and office furniture. Property and equipment are recorded at cost less accumulated depreciation with no residual value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Machinery and equipment	3-11 years
Furniture and office equipment	3-10 years
Motor vehicles	4-8 years
Building and improvements	10-20 years

When office equipment and electronic devices are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon.  Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term. Construction in progress is related to the construction or development of property (including land) and equipment that have not yet been placed in service for our intended use. Depreciation for equipment commences once it is placed in service and depreciation for buildings and amortization of leasehold improvements commences once they are ready for our intended use. Construction in progress represents capital expenditures for direct costs of construction or acquisition and design fees incurred, and the interest expenses directly related to the construction. Capitalization of these costs ceases and the construction in progress is transferred to the appropriate category of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Construction in progress is not depreciated.

Land use right

Land use rights are stated at cost less accumulated amortization.  Amortization is recorded using the straight-line method over their 50 year useful lives. All land in China is owned by the Chinese government. The government in China, according to law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in China are considered to be leasehold land under lease and are stated at cost less accumulated amortization.

Long-Lived Assets

Certain assets such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets that are held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value of the asset.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Codification (“ASC”) 605, Revenue Recognition. Revenues are recognized when the four of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the title and risk of loss have passed, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. Amounts received for undelivered merchandise are recorded as deferred revenue.

The Company requires the distributors/agents to pay a membership fee in exchange for the exclusive right to sell its products in a defined geographic area. Membership fees are deferred and amortized as commission revenue on a straight-line basis over the life of membership of distributorship.

The sales of aloe products are derived principally from providing aloe products to customers, including both enterprise customers, end users and the sales distributors/agents.

(a)The Company recognizes revenue when the products were delivered and accepted by the enterprise customers and end users.

(b)The Company recognizes revenue upon the products were delivered, which is when title and risk and rewards of ownership have passed to the distributors/agents. Discounts provided were recorded as deduction of net sales.

Taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including value-added, and tax surcharge, are presented on a net basis (excluded from net sales).

Share-based compensation

The Company grants restricted share awards to eligible employees and non-vested ordinary shares to non-employees and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees respectively.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Non-employees’ share-based awards are measured at fair value at the earlier of the commitment date or the date the services are completed.

The fair value of the non-vested ordinary shares were assessed using discounted cash flow method under income approach, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumptions. Significant estimates and assumptions used were including revenue growth rate, terminal growth rate, and discount rate.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Value added taxes (“VAT”)

The Company is subject to VAT at the rate of 17% on sales of its products, 13% on sales of the agricultural products and at the rate of 6% of its distributorship revenue. The Company is also subject to surcharges, which includes urban maintenance and construction taxes and additional education fees on VAT payments in accordance with PRC law. Therefore, the Company’s product sales revenues are subject to VAT at a rate of 17% and 13%, distributorship revenue at a rate of 6%, after deducting the VAT paid for the services and goods purchased from suppliers. The surcharges is at the rate of 12% on the VAT accrued, depending on which tax jurisdiction the Company’s PRC operating subsidiaries and the VIE operate in.

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.  The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date.  Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive loss in owners’ equity.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  The resulting exchange differences are included in the determination of net loss of the combined financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
09/30/2017	6.6369	6.7983
09/30/2016	6.6778	6.5771
12/31/2016	6.9370	6.6423
12/31/2015	6.4936	6.2284
12/31/2014	6.1190	6.1428

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

RESULTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

The consolidated statement of income for the nine month ended September 30, 2017 includes results of operation of Jufeel International Group and its subsidiaries.

The following table shows key components of our results of operations during the nine months ended September 30, 2017 and 2016, in US Dollars (“$”):

	September 30,	September 30,
	2017	2016
Net revenue
- Commission fee of exclusive distributorships to third parties	$5,776,432	$967,699
- Commission fee of exclusive distributorships to a related party	23,417	-
- Product sales to third parties	9,009,396	1,720,946
- Product sales to related parties	280,411	11,076
Total net revenue	15,089,656	2,699,721
Cost of revenue	3,061,354	929,563
Gross profit	12,028,302	1,770,158
GP ratio	80%	66%

Operating expenses:
Selling and marketing expenses	501,745	429,399
General and administrative expenses	2,078,096	988,433
Research and development expenses	367,121	204,350
Total operating expenses	2,946,962	1,622,182
Income from operations	9,081,340	147,976

Other expense:	21,854	3,807

Income from operations before income taxes	9,059,486	144,169
Income tax expense	1,442,543	114,107
Net income	7,616,943	30,062
Net (income) loss attributable to non-controlling interests	(6,752)	85,762
Net income attributable to Jufeel Holdings Co., Ltd.	7,610,191	115,824

Net income	7,616,943	30,062
Earnings per share-basic	0.275	0.004
Earnings per share- diluted	0.272	0.004
Weighted average number of common shares outstanding-basic and diluted
Basic	27,679,376	27,416,258
Diluted	27,955,982	27,495,548

Net revenue

Total net revenue was $15,089,656 for the nine months ended September 30, 2017, compared to $2,699,721 for the corresponding periods in 2016. The increase was $12,389,935 or 459%, mainly attributable to increases in the exclusive agency fee and aloe product sales due to more agents enrolled and business expansion from the second half of year 2016.

Cost of revenue

Total cost of revenue was $3,061,354 for the nine months ended September 30, 2017, compared to $929,563 for the corresponding periods in 2016. The increase in cost of revenue was $2,131,791, representing a 229% increase, which was in line with the growth of aloe product sales.

Gross profit

As a result of the foregoing, our gross profit was $12,028,302, for the nine months ended September 30, 2017, compared with $1,770,158, for the nine months ended September 30, 2016. Our overall gross margin increased to 80% for the nine months ended September 30, 2017, compared with 66% for the nine months ended September 30, 2016. The increase in our overall gross margin was a direct result of the increase in revenues from the relative higher margin new aloe products and commission of exclusive agency fee for the nine months ended September 30, 2017, compared with that in the same period of prior year.

Operating Expenses

Total operating expenses were $2,946,962 for the nine months ended September 30, 2017, compared to $1,622,182 for the corresponding periods in 2016. The increase in operating expenses from the nine months ended September 30, 2016 to the nine months ended September 30, 2017 was $1,324,780, representing a 82% increase. The increase was mainly attributable to increases in general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses mainly consist of freight, advertising and promotional expenditures, salary and benefits expenses for sales and marketing personnel and travel expenses.

Selling and marketing expenses were $501,745 for the nine months ended September 30, 2017, compared to $429,399 for the corresponding periods in 2016. The selling and marketing expenses increased mainly due to the increased business promotion fee and increased freight, which in line with the increased in product sales.

General and Administrative Expenses

General and administrative expenses mainly consist of salary and benefits expenses, professional service fees, and office rental expenses.

General and administrative expenses were $2,078,096 for the nine months ended September 30, 2017, compared to $988,433 for the corresponding periods in 2016. The increase in general and administrative expenses was $1,089,663, representing a 110% increase. This was mainly due from increase in professional service fees including audit fee and lawyer fee.

Research and Development Expenses

Research and development expenses mainly consist of staff related expenses incurred for costs associated with new research in new products, development and enhancement of existing products and services.

Research and development expenses were $367,121 for the nine months ended September 30, 2017, compared to $204,350 for the corresponding periods in 2016. The increase in research and development expenses was $162,771, representing a 80% increase. This was mainly attributable to increased new products research and development related cost.

Income from Operations

As a result of the foregoing, our operating income was $9,081,340 for the nine months ended September 30, 2017, compared to $147,976 for the corresponding periods in 2016.

Other Expense

Other expense was $21,854 for the nine months ended September 30, 2017, compared to other expense of $3,807 for the corresponding periods in 2016.

Income Tax Expense

Our PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax. The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. Kaifeng Jufeel was approved by the related PRC governmental authorities as a High and New Technology Enterprise, which enabled the entity, as approved by the local tax authorities of Kaifeng, Henan province, the PRC, to enjoying the favorable statutory tax rate of 15% in years ended December 31, 2015, 2016 and 2017. Provision for income tax was $1,442,543 for the nine months ended September 30, 2017, compared to $114,107 for the corresponding periods in 2016. For the nine months ended September 30, 2017, income tax expense included current income tax expense of $1,439,503 and deferred income tax expense of $3,040. For the nine months ended September 30, 2016, income tax expense consisted of current income tax expense of $114,107. The income from operations before income taxes for the nine months ended September 30, 2017 was $9,059,486, compared to $144,169 for the nine months ended September 30, 2016. The Company has generated more profit due to business expansion in the nine months ended September 30, 2017.

Net Income

For the nine months ended September 30, 2017, we had net income of $7,616,943, compared to $30,062 for the corresponding periods of 2016.

RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The following table shows key components of the results of operations during the years ended December 31, 2016 and 2015 of Jufeel International Group and Subsidiaries (the “Company”), in US Dollars (“$”):

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2016	2015
Net revenue
- Commission fee of exclusive distributorships to third parties	$2,599,475	$1,018,463
- Product sale to third parties	7,265,315	3,372,607
- Product sale to related parties	41,735	495,369
Total net revenue	9,906,525	4,886,439

Cost of revenue	1,938,561	1,217,291
Gross profit	7,967,964	3,669,148
GP ratio	80%	75%

Operating expenses:
Selling and marketing expenses	674,088	467,788
General and administrative expenses	2,219,723	2,150,310
Research and development expenses	310,897	269,945
Acquisition costs	-	642,221
Total operating expenses	3,204,708	3,530,264

Income from Operations	4,763,256	138,884

Other expense	35,973	72,369

Income from operations before income taxes	4,727,283	66,515
Income tax expense	922,128	438,470
Net income (loss)	3,805,155	(371,955)
Net loss attributable to non-controlling interests	297,132	335,683
Net income (loss) attributable to Jufeel International Group	4,102,287	(36,272)

Net income (loss)	3,805,155	(371,955)

Earnings (loss) per share-basic	0.149	(0.002)
Earnings (loss) per share- diluted	0.149	(0.002)
Weighted average number of common shares outstanding-basic and diluted
Basic	27,517,296	20,383,992
Diluted	27,624,541	20,383,992

Net Revenue

The net revenue was $9,906,525 for the year ended December 31, 2016, compared to $4,886,439 for 2015. The increase in net revenue was $5,020,086, representing a 103% increase. We expect that in future periods, the revenues from sales of aloe products will continue to increase for the next year or two. Exclusive agency fees in 2016 were greater than 2015 because of the Company has explored more agents. Product sales increased due to the introduction of new products and also because of  the increase in sales of existing products.

Cost of sales

Total cost of revenues was $1,938,561 for the year ended December 31, 2016, compared to $1,217,291 for the year ended December 31, 2015. The increase in cost of revenues was $721,270 or 59%. The increase was in line with the increased sales from the aloe products.

Gross profit

As a result of the foregoing, our gross profit was $7,967,964, for the year ended December 31, 2016, compared with $3,669,148, for the year ended December 31, 2015. Our overall gross margin increased to 80% for the year ended December 31, 2016 from 75% for the year ended December 31, 2015. The increase in our overall gross margin was resulted from the increase in sales of the relative higher margin new aloe products for the year ended December 31, 2016, compared with that in the year ended December 31, 2015.

Operating Expenses

Total operating expenses were $3,204,708 for the year ended December 31, 2016, compared to $3,530,264 for the corresponding periods in 2015. The decrease in operating expenses was $325,556, representing a 9% decrease. This was mainly attributable to decreases in acquisition costs.

Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising and promotional expenditures, salary and benefits expenses, sales commissions and travel expenses.

Selling and marketing expenses were $674,088 for the year ended December 31, 2016, compared to $467,788 for the year ended December 31, 2015. The increase in sales and marketing expenses from the year ended December 31, 2015 to the year ended December 31, 2016 was $206,300, representing a 44% increase. The increase was mainly driven by share based compensation for the year ended December 31, 2016, offset by decrease in marketing and advertising expenses, which was mainly attributable to change in marketing strategy in year 2016. For the year ended December 31, 2015, we have launched more promotion to expand the market for our new products and reduced such promotion as the sales was good for the year ended December 31, 2016.

General and Administrative Expenses

General and administrative expenses mainly consist of salary and benefits expenses, professional service fees, and office rental expenses.

General and administrative expenses were $2,219,723 for the year ended December 31, 2016, compared to $2,150,310 for the year ended December 31, 2015. The general and administrative expenses for the year ended December 31, 2016 stayed stable when compared with year ended December 31, 2015.

Research and Development Expenses

Research and development expenses mainly consist of staff related expenses incurred for costs associated with new research in new products, development and enhancement of existing products and services.

Research and development expenses were $310,897 for the year ended December 31, 2016, compared to $269,945 for the corresponding periods in 2015. The increase in research and development expenses from the year ended December 31, 2015 to the year ended December 31, 2016 was $40,952, representing a 15% increase. The increase mainly was driven by increase in consigned research expense for new products, which was mainly attributable to increase investment in the research and development.

Acquisition Costs

Acquisition costs were $nil and $642,221 for the years ended December 31, 2016 and 2015. The Company entered into an agreement with a third party and paid approximately $813,961 to the counter-party as deposit for acquisition in year 2014.  In 2015, the acquisition has been cancelled by both parties, and the counter-party returned approximately $160,555 to the Company and refused to return the rest amount according to the agreement. The Company provided allowance for the uncollected amount and wrote off the bad debt provision in year 2015.

Income from Operations

As a result of the foregoing, we had a net income from operations for the year ended December 31, 2016 of $4,763,256, compared to net income from operation of $138,884 for the year ended December 31, 2015.

Other Expense

Other expense was $35,973 for the year ended December 31, 2016, compared to other expense of $72,369 for the year ended December 31, 2015. The decreases were mainly due to the subsidy income received in year 2016.

Income Tax Expense

Our PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax. The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. Kaifeng Jufeel was approved by the related PRC governmental authorities as a High and New Technology Enterprise, which enabled the entity, as approved by the local tax authorities of Kaifeng, Henan province, the PRC, to enjoying the favorable statutory tax rate of 15% in years ended December 31, 2015, 2016 and 2017. Income tax expense was $922,128 for the year ended December 31, 2016, compared to $438,470 for the year ended December 31, 2015. For the year ended December 31, 2016, income tax expense included current income tax expense of $925,239 and deferred income tax benefit of $3,111. For the year ended December 31, 2015, income tax expense consisted of current income tax expense of $438,470. The income from operations before income taxes for the year ended December 31, 2016 was $4,727,283, compared to $66,515 for the year ended December 31, 2015. The Company has generated more profit in year 2016.

Net Income (loss)

For the year ended December 31, 2016, we had net income of $3,805,155, compared to the net loss of $371,955, for the year ended December 31, 2015.

 LIQUIDITY

As of September 30, 2017, the Company had $1,415,684 in cash and cash equivalents from VIE and its subsidiaries. The Company’s consolidated current liabilities exceeded its consolidated current assets by approximately $3,411,957 as of September 30, 2017. In addition the Company has lease commitment of $1,387,412 as of September 30, 2017, of which $329,165 was within one year and capital commitment of $13,929,960, not all of which will due within one year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company’s principal sources of liquidity have been cash provided by operating activities, as well as support and advances from related parties. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to maintain profitability and continue growth for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to maintain profitability.

The Company will focus on improving operation efficiency and cost reduction, developing core cash-generating business and enhancing marketing function. Actions include sales of new products with higher margin, developing enterprise customers with larger demand, suspending the purchase of the production equipment if needed, as well as create synergy of the Company’s resources.

The Company believes that available cash and cash equivalents, the cash provided by operating activities, together with actions as sales of new products with higher margin, developing enterprise customers with larger demand, suspending the purchase of the production equipment and create synergy of the Company’s resources, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the equipment purchase for the new factories under construction, suspending the pursuit of its business plan and controlling overhead expenses. Management cannot provide any assurance that the Company will raise additional capital if needed.

Our cash flows for the nine months ended September 30, 2017 and 2016 were summarized below:

	Nine months ended	Nine months ended,
	September 30, 2017	September 30, 2016
Net cash provided by operating activities	$3,987,757	$327,707
Net cash used in investing activities	(4,546,686)	(1,110,970)
Net cash provided by financing activities	-	868,169
Effect of exchange rate change on cash and cash equivalents	72,416	(4,192)
Net (decrease) increase in cash and cash equivalents	(486,513)	80,714
Cash and cash equivalents at beginning of period	1,902,197	105,455

Cash and cash equivalents at end of period	$1,415,684	$186,169

Net Cash Provided by Operating Activities

For the nine months ended September 30, 2017, $3,987,757 net cash provided by operating activities was primarily attributable to our net income of $7,616,943, adjusted by non-cash items of depreciation and amortization of $189,779, disposal of assets of $7,571, deferred tax movement by $3,040, share based compensation expenses of $289,350, amount due from related parties decreased by $4,955,996 due to we have received collection of sales proceeds on behalf of the Company by the related parties, offset by prepayment increased by $2,145,290 for inventory purchase and other services, and deferred revenue decreased by $6,164,989 mainly due to the amortization of the commission fee of exclusive agency.

For the nine months ended September 30, 2016, $327,707 net cash provided by operating activities was primarily attributable to our net income of $30,062, adjusted by non-cash items of depreciation and amortization of $184,322, share based compensation expenses of $292,289, deferred revenue increased by $3,295,198, accounts payable increased by $888,286 and accrued expenses and other current liabilities increased by $1,056,512, offset by amount due from related parties increased by $4,219,422 due to sales proceeds collected by related parties.

Net Cash Used in Investing Activities

For the nine months ended September 30, 2017, net cash used in investing activities of $4,546,686 was primarily the result of purchase of property, plant and equipment of $9,369,494 offset by repayment from related parties of $4,822,808.

For the nine months ended September 30, 2016, net cash used in investing activities of $1,110,970 was primarily the result of the purchase of property, plant and equipment.

Net Cash Provided by Financing Activities

For the nine months ended September 30, 2017, net cash provided by financing activities of nil.

For the nine months ended September 30, 2016, net cash provided by financing activities of $868,169 was primarily the results of the related parties paid to construction vendors on behalf of the Company.

Our cash flows for the years ended December 31, 2016 and 2015 were summarized below:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Net cash provided by operating activities	$5,206,121	$3,864,696
Net cash used in investing activities	(4,052,787)	(4,999,192)
Net cash provided by financing activities	730,173	1,123,341
Effect of exchange rate change on cash and cash equivalents	(86,765)	(6,657)
Net increase (decrease) in cash and cash equivalents	1,796,742	(17,812)
Cash and cash equivalents at beginning of year	105,455	123,267
Cash and cash equivalents at end of year	$1,902,197	$105,455

Net Cash Provided by Operating Activities

For the year ended December 31, 2016, $5,206,121 net cash provided by operating activities was primarily attributable to our net income of $3,805,155, adjusted by non-cash items of depreciation and amortization of $251,942, inventory impairment of $25,312, provision of bad debt allowance of $626,213, share based compensation expenses of $395,318, deferred revenue increased by $9,663,232 due to the business expansion in year 2016 and accrued expenses and other current liabilities increased by $1,401,432, offset by due from related parties increased by $11,327,002 mainly due to sales proceeds collected by related parties.

For the year ended December 31, 2015, $3,864,696 net cash provided by operating activities was primarily attributable to our net loss of $371,955, adjusted by non-cash items of depreciation and amortization of $325,982, provision of bad debt allowance of $1,115,561, due from related parties decreased by $4,215,675 due to related parties paid on behalf of the Company for daily operation, deferred revenue increased by $681,191 partially offset by due to related parties decreased by $1,426,219 due to loan repaid to related parties and other receivables increased by $986,840 due to supporting fund provided to individual agents to develop market for their sales channel.

Net Cash Used in Investing Activities

For the year ended December 31, 2016, net cash used in investing activities of $4,052,787 was primarily the result of purchase of property, plant and equipment for $1,341,091 and loans provided to related parties of $2,711,696.

For the year ended December 31, 2015, net cash used in investing activities of $4,999,192 was primarily the result of purchase of land use right for $912,350, purchase of property, plant and equipment for $2,243,234 and loans provided to related parties of $2,004,163.

Net Cash Provided by Financing Activities

For the year ended December 31, 2016, net cash provided by financing activities of $730,173 was primarily the results of the proceed from a related party of $1,533,604 and offset by the repayment of the bank loan of $652,880 .

For the year ended December 31, 2015, net cash provided by financing activities of $1,123,341 was primarily attributable to $2,970,271 from proceeds of short-term bank loans deducted by $2,274,007 repayment of the short-term bank loans.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2017, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Operating Lease

The Company leases factory and office premises under various non-cancelable operating lease agreements, with an option to renew the lease. All leases are on a fixed repayment basis. None of the leases include contingent rentals. Minimum future commitments under these agreements as of September 30, 2017 are as follows:

Lease Commitment
Three months ending December 31,
2017	89,191
Year ending December 31,
2018	266,912
2019	95,882
2020	60,269
2021	54,996
2022	39,175
Thereafter	780,987
Total	1,387,412

Capital Commitments

As of September 30, 2017, the Company’s capital commitments contracted but not yet reflected in the consolidated financial statements amounted to $13,929,960. It will be financed by the Company’s cash flow generated by operating activities.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

From time to time the FASB issues Accounting Standards Updates which may be applicable to the Company. These are discussed in Note 3(y) to our Consolidated Financial Statements included elsewhere in this prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our independent registered public accountant.

DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information regarding our executive officers and directors as of the date of this prospectus:

Name and Address of Executive Officer and/or Director	Age	Position(s) Held
Xuan Rong Zhang	51	President, CEO, CFO and Director
Wenxing Fu	40	COO and Director
Wentao Xue	48	Director
Rong Rao	49	Director
Aizhen Ren	59	Director

XuanRong Zhang, President, CEO, CFO and Director

Mr. Zhang was appointed our President and to our Board of Directors in March 2017. Mr. Zhang founded the Company and is regarded in China as an expert in the aloe vera industry.  Mr. Zhang developed PMAS and is recognized in the industry as having brought the Curacao aloe plant to China. Mr. Zhang has also served in various business leadership positions in China including as part-time Vice Chairman of Soong Ching-ling International Foundation in Hong Kong, Vice-Chairman of China Economic Trading Promotion Agency, Executive Director of Jiangsu Chamber of Commerce in Henan province, the economic adviser of the People’s Government in Jiyuan in Henan province, and Vice Chairman of Chinese Culture Promotion Society in Henan province.  Mr. Zhang received his undergraduate degree from Wuhan University and is an honorary professor in the College of Life Sciences at Changzhou University.

Wenxing Fu, Chief Operating Officer and Director

Mr. Fu joined Kaifeng Jufeel as COO in 2014, and was appointed to the Board of Directors and as COO of the Company in October 2017.  Mr. Fu has played an important role in our growth and development over the past three years. Mr. Fu graduated from the Malaysian University of Science and Technology (IUCTT) earning a Master of Business Administration degree. Before joining the Company, Mr. Fu operated several other China-based businesses in health care, security, electrical appliances, beverages and other industries.  Mr. Fu has a wealth of experience in managing large scale operations, business negotiations, long term market planning, developing sales networks, and strategic positioning through media.

Wentao Xue, Director

Mr. Xue was appointed to our Board of Directors in October 2017.  Mr. Xue holds a post graduate degree from the Ministry of Finance Science Research Institute, and is currently the Managing Director of (Beijing) Asset Management Co., Ltd.. He also serves as a director of Jiangsu Huagong Venture Capital Co., Ltd., and as Deputy Secretary General of the China Science and Technology Promotion Association Venture Capital Professional Committee. Mr. Xue has 22 years of capital market experience. An as investment banker, he has participated in or directed the listing of seven Chinese companies on the Shanghai Exchange. He also participated in the NASDAQ uplisting of two Chinese companies:  China Yida Holding,Co (NASDAQ: CNYD) and  China XD Plastics Company Limited (NASDAQ: CXDC). Mr. Xue assisted in funding several other successful Chinese listed companies including Jiangsu Huagong Venture Capital Co., Ltd., Hubei Forbon Technology Co. Ltd. (China stock symbol: 300387), China’s largest fertilizer producer; Shanghai Kexin Biotech Co.,Ltd. (China stock symbol: 430175), bio-pharmaceutical and reagent manufacturers; and Shaanxi J&R Optimum Energy Co. Ltd. (China stock symbol: 300116).

Rong Rao, Director

Ms. Rao joined the Company in 2015, and was re-appointed to our Board of Directors in October 2017.  Ms. Rao previously served as a director from January 2017 until April 2017. Ms. Rao graduated from Hunan University of Finance and Economics with a bachelor’s degree in economics and management and a human resource management division in China.  Ms. Rao specializes in human resource management, project implementation, and e-commerce marketing.

Aizhen Ren, Director

Ms. Ren joined the Company at its inception, and was appointed to our Board of Directors in October 2017.  She graduated from Shandong University with a bachelor’s degree in economics and management. Ms. Ren has particular experience in logistics management of colleges and universities run by enterprises, and has significant experience in marketing.

APPOINTMENT OF EXECUTIVE OFFICERS

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

BOARD OF DIRECTORS

Under our Bylaws, our board of directors can set the authorized number of directors, provided the number of directors may not be less than one.   We currently have five directors.  None of our directors qualify as independent directors.

TERM OF OFFICE AND BOARD COMMITTEES

Our board members serve until the next annual meeting of shareholders, or until that member’s successor has been elected. An election of directors by our shareholders will be determined by a plurality of the votes cast.

Currently, our Board of Directors does not have a standing audit, compensation, or nominating/corporate governance committees.

DIRECTOR INDEPENDENCE

The Company does not have any independent directors. Since the Company’s Common Stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.

Under NASDAQ Listing Rule 5605(a)(2), an “independent director” is a “person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.”

We do not currently have a separately designated audit, nominating or compensation committee and cannot forecast when we will have such committees.

SIGNIFICANT EMPLOYEES

Other than our President, CEO and CFO Xuan Rong Zhang, we have no other significant employees.  Mr. Zhang devotes approximately 40 hours per week to Company matters.

None of our officers and directors have been the subject of any judgement, order, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily  enjoining, barring, suspending or otherwise limited him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director, or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

EXECUTIVE COMPENSATION

For the year ended December 31, 2016, we paid an aggregate of less than $100,000 in cash compensation to our directors and executive officers. For the years ended 2016 and 2015, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

The following table sets forth the compensation of our executive officers for the year ended December 31, 2016 and 2015. The amounts in this table do not include normal and customary fringe benefits such as company car or similar expenses.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary (S)	Bonus (S)	Stock Awards (S)	Option Awards (S)	NonEquity Incentive Plan Compensation (S)	Nonqualified Deferred Compensation Earnings (S)	All Other Compensation (S)	Total (S)
Xuan Rong Zhang, CEO, CFO	2016	11,006	0	0	0	0	0	0	11,006
	2015	9,976	0	0	0	0	0	0	9,976

Jinman Yan, former CFO	2016	8,477	0	0	0	0	0	0	8,477
	2015	8,189	0	0	0	0	0	0	8,189

Wenxing Fu, COO	2016	13,131	0	0	0	0	0	0	13,131
	2015	9,976	0	0	0	0	0	0	9,976

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this registration statement by (i) each person known by Jufeel to be the beneficial owner of more than 5% of the outstanding shares of common stock, and (ii) each of Jufeel’ directors and executive officers.  Unless otherwise noted below, Jufeel believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.  For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities.  Each beneficial owner’s percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.

Name of Officer, Director, or Beneficial Owner	Address	Number of Shares Beneficially Owned	Percentage of Class
Xuan Rong Zhang, President, CEO, CFO and Director (1)	19/F, Tower 3, Yabao, 85 East Jinshui Road, Henan, Zhengzhou, PRC	20,353,982	72.61%
Wenxing Fu, COO and Director	Room No. A-402 Baoshan Training Center, Part 23 Xin An District, Guangdong, Shenzhen, PRC	269,730	0.96%
Wentao Xue, Director	504, Building 1, Ban Bu Qiao, No. 13 Beijing Xicheng District, Beijing, PRC	346,000	1.23%
AiZhen Ren, Director	19/F, Tower 3, Yabao, 85 East Jinshui Road, Henan, Zhengzhou, PRC	41,504	0.15%
Rong Rao, Director	58 31 201 Street, Oakland Gardens, NY11364	0	0.00%
Total Officer, Directors and Beneficial Owners as a group		21,011,216	74.95%

(1) Our President and Director Xuan Rong Zhang owns 14,672,630 shares individually, and an aggregate of 5,681,352 shares through two entities controlled by him, Sheng Ding Equity Investment Fund (Beijing) Co., Ltd. and Beijing Zi Xuan Investment Management Co., Ltd.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

As at December 31, 2016 and 2015, the Company had a balance due from Henan Jufeel Technology Investment Co., Ltd.,a company controlled by its President and controlling shareholder of $12,123,708 and $1,087,938, respectively. As at December 31, 2016 and 2015, the Company had balances due to Henan Jufeel Technology Co., Ltd. and Jufeel Technology and Trading Co., Ltd. of $1,930,107 and $1,818,727, respectively. These receivables and payables are due on demand, are non-interest bearing, and have no maturity date. As of September 30, 2017, the total amount due from related parties was $4,282,563.

The Company leases 2,554 square meters of office space in a modern high-rise office building in Zhengzhou, Henan Province from Mr. Zhang, the President and controlling shareholder, and his spouse, Mrs. Guo Li.  Mr. Zhang and Mrs. Li own the ground lease for this space. The lease is for calendar year terms, renewable on each September 1, with an annual 10% increase. For 2017, the annual lease payment is RMB 1,056,322, or approximately $159,030 at the average exchange rate of 6.6423 during 2016, or RMB 51 per square meter per month. The lease terms are believed to be on comparable terms to those which could be obtained from third parties.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Jufeel has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and indemnify its directors and officers to the full extent permitted under the Wyoming Business Corporation Act.  Under Jufeel's Articles of Incorporation, and as permitted under the Wyoming Business Corporation Act, directors are not liable to the Company or its shareholders for monetary damages arising from a breach of their fiduciary duty of care as directors.  Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to Jufeel or its shareholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Wyoming law.  Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve Jufeel or its directors from the need to comply with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Jufeel International Group where indemnification will be required or permitted.  The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Jufeel pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Should a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) be asserted by such director, officer or controlling person in connection with the securities being registered herein, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act of 1933, a registration statement on Form S-1 relating to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s World Wide Web address is http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were made as of an earlier date. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have not previously been required to comply with the reporting requirements of the Securities Exchange Act. After the effective date of this prospectus, we will be required to file annual, quarterly and current reports, or other information with the SEC as provided by the Securities Exchange Act. You may read and copy any reports, statements or other information we file at the SEC’s public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public through the SEC Internet site at www.sec.gov.

Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

JUFEEL INTERNATIONAL GROUP

500,000 SHARES OF COMMON STOCK

PROSPECTUS ______________, 2017

Until (insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JUFEEL INTERNATIONAL GROUP

PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Filing fee under the Securities Act of 1933(1)

$

112.05

Blue Sky filing fees

$

2,000.00

Printing and engraving(1)

$

3,000.00

Legal Fees

$

30,000.00

Auditing Fees(1)

$

30,000.00

Miscellaneous(1)

$

10,000.00

TOTAL

$

75,112.05

(1)

All amounts are estimates, other than the SEC registration fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Jufeel International Group has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and indemnify its directors and officers to the full extent permitted under the Wyoming Business Corporation Act.  Under Jufeel International Group's articles of incorporation, and as permitted under the Wyoming Business Corporation Act, directors are not liable to Jufeel International Group or its shareholders for monetary damages arising from a breach of their fiduciary duty of care as directors.  Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to Jufeel International Group or its shareholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Wyoming law.  Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve Jufeel International Group or its directors from the need to comply with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Jufeel International Group where indemnification will be required or permitted.  Jufeel International Group is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

Pursuant to the petition of a non-affiliated shareholder, on or about September 14, 2016, the Nevada District Court (case number A-16-740666-B) appointed that shareholder as legal custodian of Jufeel, then known as Bros Holding Company, pursuant to Nevada Revised Statutes §78.347.  As reimbursement for his expenses to revive the Company, the custodian issued to himself 170,000 (on a post-1:500 reverse split basis).  On January 24, 2017, the custodian sold those shares to Rong Rao, and appointed her sole director and officer of the Company.

On March 1, 2017, the Board of Directors approved the issuance of approximately 20,650,000 shares to Xuan Rong Zhang and approximately 60 employees, consultants, prior investors and service providers of the Company.  These shares were issued on or about April 3, 2017. On October 24, 2017, Mr. Zhang approved the issuance of 7,180,000 shares to himself and approximately nine natural persons and four entities, including Sheng Ding Equity Investment Fund (Beijing) Co., Ltd. and Beijing Zi Xuan Investment Management Co., Ltd., both of which are controlled by Mr. Zhang.  All of these shares were issued to either employees, consultants, prior investors and service providers of the Company. Following the October 24, 2017 share issuances, Mr. Zhang, either directly or through entities controlled by him, owns approximately 20,353,982  shares, or 72.61% of the Company’s common stock shares.

These transactions were exempt under section 4(2) of the Securities Act of 1933 as not involving any public solicitation or public offering.

ITEM 16.  EXHIBITS

3.1

Articles of Incorporation(1)

3.2

Bylaws(1)

5.1

Legal Opinion with Consent (1)

10.

Material Contracts

10.1 Business Operations Agreement(1)

10.2 Exclusive Consulting and Service Agreement(1)

10.3 Shareholder’s Voting Proxy Agreement(1)

10.4 Exclusive Equity Option Agreement(1)

10.5 Equity Interest Pledge Agreement(1)

21.

Subsidiaries of the registrant (1)

23.

Consents of Experts and Counsel

23.1

Consent of  accountant (1).

23.2

Consent of counsel included in Exhibit 5 hereto

(1)

Filed herewith.

All other Exhibits called for by Rule 601 of Regulation S-K are not applicable to this filing.

(b) Financial Statement Schedules

All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a)(1)

To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events which, individually or together represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities as at that time to be the initial bona fide offering thereof.

(3)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(5) (ii) For the purpose of determining liability under the Securities Act to any purchaser: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A ( 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)

The undersigned registrant hereby undertakes that it will:

(1)

For purposes of determining any liability under the Securities Act that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time the Commission declared it effective.

(2)

For the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Zhengzhou, Henan Province, People’s Republic of China, on December 22, 2017.

JUFEEL INTERNATIONAL GROUP

By:

/s/ Xuan Rong Zhang

Xuan Rong Zhang (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated duly authorized in the City of Zhengzhou, Henan Province, People’s Republic of China on December  22, 2017.

By:/s/ Xuan Rong Zhang

President and Director

Xuan Rong Zhang

(principal executive officer)

By:/s/

Xuan Rong Zhang

Chief Financial Officer

Xuan Rong Zhang

(principal financial and

        accounting officer)

By:/s/ Wenxing Fu

Chief Operating Officer and Director

Wenxing Fu

By: /s/ Wentao Xue

Director

Wentao Xue

By: /s/ Rong Rao

Director

Rong Rao

By: /s/ Aizhen Ren

Director

Aizhen Ren